EXHIBIT 99.(a)(3)

A copy of this document, which comprises a prospectus relating to the B Shares of Scottish Power plc (“ScottishPower” or the “Company”) prepared in accordance with the Prospectus Rules made under section 84 of the Financial Services and Markets Act 2000, has been made available to the public in accordance with the provisions of the Prospectus Rules.

UBS Limited is acting for ScottishPower and no-one else in connection with the Return of Cash and will not be responsible to anyone other than ScottishPower for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Return of Cash.

Morgan Stanley & Co. Limited is acting for ScottishPower and no-one else in connection with the Return of Cash and will not be responsible to anyone other than ScottishPower for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in relation to the Return of Cash.

Applications will be made to the UK Listing Authority and the London Stock Exchange, respectively, for the B Shares resulting from the proposed Return of Cash to be admitted to the Official List and to trading on the market for listed securities of the London Stock Exchange (together “Admission”). It is expected that Admission will become effective and that unconditional dealings will commence in the B Shares at 8 am on 15 May 2006.

(registered in Scotland under the Companies Act 1985 under number SC193794)

Proposed Return of Cash to Shareholders and Capital Reorganisation

and admission of up to 675,000,000 B Shares to the Official List of the Financial Services Authority and

admission to trading on the London Stock Exchange

No person has been authorised to give any information or give any representations other than those contained in this document and, if given or made, such information or representation should not be relied upon as having been so authorised. ScottishPower will comply with its obligations to publish a supplementary prospectus containing further information required by law or by any regulatory authority but assumes no further obligation to publish additional information.

For a discussion of certain risk factors which should be taken into account when deciding on an investment in the B Shares, see pages 8 to 14 of this document.

None of the B Shares nor the New Ordinary Shares has been or will be registered under the US Securities Act of 1933 or any state securities laws of the United States. Accordingly, none of the B Shares may be offered or sold in the United States unless pursuant to a transaction that has been registered under the Securities Act and the relevant state securities laws or that is not subject to the registration requirements of the Securities Act or such laws, either due to an exemption therefrom or otherwise.

None of the B Shares nor the New Ordinary Shares nor the New ADSs nor this document has been approved, disapproved or otherwise recommended by any US federal or state securities commission or any non-US securities commission or regulatory authority nor have such authorities confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

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Part 1

Summary

THIS SUMMARY CONVEYS THE ESSENTIAL CHARACTERISTICS AND RISKS ASSOCIATED WITH THE B SHARES AND SHOULD BE READ AS AN INTRODUCTION TO THIS DOCUMENT. ANY DECISION IN RELATION TO THE B SHARES SHOULD BE BASED ON CONSIDERATION OF THIS DOCUMENT AS A WHOLE.

Where a claim relating to the information contained in a prospectus is brought before a court, the claimant investor might, under the national legislation of the Member States, have to bear the cost of translating the prospectus before the legal proceedings are initiated. Civil liability is attached to those persons who have tabled the summary, including any translation thereof, and applied for its notification, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1.    Introduction

ScottishPower, a public limited company registered in Scotland, is an international energy business, listed on both the London and New York Stock Exchanges. The Group provides electricity transmission and distribution services in the UK; supplies approximately 5.2 million electricity and gas services to homes and businesses across the UK; and operates electricity generation and gas storage facilities in the UK, the US and western Canada.

2.    Business overview

Created upon privatisation in 1991, the Group then developed by both organic growth and strategic acquisitions in the British electricity, gas, water and telephony markets and through its November 1999 merger with PacifiCorp in the US. The Group sold PacifiCorp to MidAmerican on 21 March 2006 and now operates through its continuing businesses: Energy Networks (formerly Infrastructure Division); Energy Retail & Wholesale (formerly UK Division); and PPM Energy.

Energy Networks

Within Energy Networks, ScottishPower’s UK regulated business, ScottishPower owns a substantial UK electricity transmission and distribution network which extends to approximately 112,000 km, with some 65,000 km of underground cables and 47,000 km of overhead lines, comprising both the distribution system to customers in its two authorised areas (southern and central Scotland and Merseyside, Cheshire and North Wales) and, in Scotland, its high-voltage transmission system (132 kilovolt (“kV”) and above, including those parts of the England-Scotland interconnector which are in its Scottish authorised area).

Energy Retail & Wholesale

Energy Wholesale

Energy Wholesale operates ScottishPower’s generation assets in the UK and Ireland, manages the Group’s exposure to the UK wholesale electricity and gas markets and, jointly with Energy Retail, is responsible for energy supply.

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Energy Wholesale operates over 6,300 megawatts (“MW”) of generating capacity comprising coal, gas, hydroelectric and wind power generation assets, giving the business a flexible portfolio. As at 31 December 2005, Energy Wholesale had operational windfarms totalling 271 MW, a further 75 MW under construction, planning applications for approximately 800 MW and environmental assessments begun on around 350 MW of further potential sites to ensure that the Group target of 10% of electricity supplied from renewables by 2010 is met.

Energy Retail

Energy Retail is responsible for the sales and marketing of electricity and gas to customers throughout the UK, together with the associated customer registration, metering, billing and receipting processes and handling enquiries in respect of these services. Energy Retail’s focus is on its core markets of residential and small business customers in the ScottishPower and Manweb home areas, whilst also seeking profitable additional business outside these historical regional boundaries. Retention of home area residential customers stood at 60% as at 31 December 2005, with Energy Retail servicing a UK-wide customer base currently standing at approximately 5.2 million energy accounts.

PPM Energy

Based in Portland, Oregon, PPM Energy, the Group’s US energy business, is a competitive energy provider. PPM Energy operates in the areas of renewable power, natural gas storage and hub services and gas-fired generation. PPM Energy’s principal assets are thermal and renewable generation resources and natural gas storage facilities. It owns or controls significant assets in 12 US states and in Canada and major customers include US cities as well as investor-owned utilities.

PPM Energy has more than 1,600 MW of wind power in construction or operation and is targeting a total of 2,300 MW of wind power by 2010. PPM Energy’s portfolio also includes another 806 MW of thermal power, giving it more than 2,200 MW of power generation under its ownership or control.

Through its subsidiary Enstor Inc., PPM Energy provides flexible gas delivery, gas storage and hub services for North American gas customers. It currently owns or manages several gas storage facilities in the US and Canada that are connected to interstate and intrastate pipeline networks serving customers under firm, long and short-term contract arrangements.

3.    Reasons for the Return of Cash

On 21 March 2006 ScottishPower announced the completion of the sale of its US regulated business, PacifiCorp, to MidAmerican and its intention to return £2.25 billion of the net proceeds from the sale of PacifiCorp to Shareholders. The proposed Return of Cash of £2.25 billion will be financed from the cash proceeds from the disposal of $5.1 billion.

4.    Summary of the Return of Cash and the B Shares

The Return of Cash is being implemented through a reclassification of one in three of the Company’s Existing Ordinary Shares into B Shares, a Share Capital Consolidation of the remaining Existing Ordinary Shares and the B Share Alternatives.

The Return of Cash is conditional on: (i) the resolution being passed at the Extraordinary General Meeting; and (ii) Admission. If these conditions are not satisfied by 8 am on 15 May 2006, or such other time and/or date as the Directors may determine, no B Shares will be created and the Return of Cash will not take effect.

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In respect of condition (ii) above, applications will be made to the UK Listing Authority and the London Stock Exchange, respectively, for the B Shares resulting from the proposed Return of Cash to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities, with dealings expected to commence on 15 May 2006. The Company will also apply for the B Shares to be admitted to CREST with effect from Admission so that general market transactions in the B Shares may be settled within the CREST system.

Reclassification and B Share Alternatives

Under the Return of Cash, one in every three Existing Ordinary Shares held by Shareholders on the Record Date will be reclassified as a B Share. Shareholders on the B Share Record Date will be entitled to elect between the following in respect of their B Shares:

Alternative 1:    Single B Share Dividend

Shareholders may elect to receive a Single B Share Dividend of £3.60 per B Share in respect of all or some of the B Shares registered in their name at 6 pm on 19 May 2006. Following declaration of the Single B Share Dividend, those B Shares in respect of which the Single B Share Dividend has been declared will be converted into Deferred Shares, with the Shareholder receiving one Deferred Share for each such B Share. The Deferred Shares will not be listed, may not be transferred (other than with the written consent of the Directors or on an acquisition by the Company), will not confer any rights to the B Share Continuing Dividend, will carry extremely limited rights and will have negligible value.

Alternative 2:    Initial Repurchase Offer

Shareholders may elect to have all or some of the B Shares registered in their name at 6 pm on 19 May 2006 repurchased by UBS or Morgan Stanley, acting as agent for ScottishPower, on 22 May 2006, at £3.60 per B Share, free of all dealing expenses and commissions.

Alternative 3:    Future Repurchase Offers

Shareholders may elect to retain all or some of their B Shares and will be entitled to receive a non-cumulative preferential dividend at the rate of 75% of 12 month LIBOR on the amount of £3.60 per B Share. This B Share Continuing Dividend will be payable annually in arrears on or around 28 May or such later date as the Directors may determine.

It is expected that the Future Repurchase Offers will be made by UBS and/or Morgan Stanley, acting as agent for ScottishPower, to purchase B Shares on or around 29 May in each of the years 2007 to 2011 inclusive. Pursuant to the Final Repurchase Offer, expected to be made by Morgan Stanley and/or UBS as agent for ScottishPower on or around 29 May 2011, the Company will appoint an agent to sell any outstanding B Shares to the Company on behalf of the holders of such B Shares.

Share Capital Consolidation

In connection with the Return of Cash, a Share Capital Consolidation will be undertaken. The remaining Existing Ordinary Shares in each holding following the Reclassification will be subdivided and consolidated on the basis of 1.1905 New Ordinary Shares for every Existing Ordinary Share.

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The intention of the Share Capital Consolidation is that, subject to market movements, the share price of one New Ordinary Share immediately after Admission should be approximately equal to the share price of one Existing Ordinary Share immediately beforehand. The ratio used has been set by reference to the closing middle market price of 586.5 pence per Existing Ordinary Share on 30 March 2006 (the latest practicable date prior to the publication of this document). The effect of the Capital Reorganisation will be to reduce the number of issued ordinary shares to reflect the return of £3.60 per B Share to Shareholders, but Shareholders will own the same proportion of ScottishPower as they did previously, subject to fractional entitlements.

The Share Capital Consolidation will take place immediately after the Reclassification has occurred and the Company’s register of members has been duly updated. New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights. New Ordinary Share certificates will be issued following the Capital Reorganisation.

5.    Summary of Risk Factors

An investment in the B Shares is subject to a number of risks. Accordingly, prospective investors in the B Shares should consider these risks carefully prior to making a decision in relation to the B Shares. The business, financial condition or results of operations of the Group could be materially and adversely affected by any of these risks.

Risks relating to ScottishPower and its business include the following:

•	The UK Government’s energy policy could change, negatively affecting the context in which the Group has established its UK business strategy.

•	Changes in regulatory requirements and/or modification of the Group’s current licences could negatively affect the Group’s business, results of operations or financial condition.

•	The volatility of commodity costs may have an adverse effect on the results of operations.

•	The assets and business processes of the Group may not perform as expected, which could impact the Group’s business, results of operations or financial condition.

•	Loss of market share and profit margins due to increased competitive pressures.

•	Licences held by the Group may be terminated or revoked.

•	Measures that could be imposed under competition law by the European Commission, the Gas and Electricity Markets Authority, the Office of Fair Trading or the UK Competition Commission could negatively affect the Group’s business, results of operations or financial condition.

•	Recently enacted energy legislation in the US could have unpredictable effects on the nature and extent of regulations to which the Group is subject and on its revenues or profitability.

•	Breaches of environmental or health and safety laws or regulations could expose the Group to claims for financial compensation and adverse regulatory consequences and could damage the Group’s reputation. Taken together with the inherent uncertainty surrounding the extent or timing of the general trend towards tightening regulation of environmental impact, the Group may fail to meet predicted revenues or profitability.

•	The Group’s businesses face a number of financial risks.

•	The Group’s overall financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements and changes to credit ratings.

•	The Group’s pension plan funding obligations are significant and are affected by factors beyond its direct control.

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•	The Group’s businesses may be vulnerable to acts of terrorism.

•	Disposed businesses may expose the Group to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

•	The Group’s businesses face a number of litigation risks.

Risks relating to the B Shares include the following:

•	There can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained.

•	Future Repurchase Offers for the B Shares are not certain to be made.

•	The B Shares may be compulsorily repurchased after 14 May 2011.

•	Current UK taxation legislation and practice may change.

6.    Selected Financial Information

The financial information set out below has been extracted from ScottishPower’s most recent quarterly results statement for the nine months to 31 December 2005, unaudited and prepared under International Financial Reporting Standards (“IFRS”).

		Results Reported under IFRS
		9 months ended 31/12/05	9 months ended 31/12/04
Continuing operations
Revenue	£m	3,772.4	3,206.5
Reported operating profit	£m	488.0	477.6
Adjusted operating profit*	£m	559.1	416.3
Reported profit before taxation	£m	345.1	393.2
Adjusted profit before taxation*	£m	470.1	331.9
Reported profit after taxation	£m	310.8	292.5
Adjusted profit after taxation*	£m	372.1	249.9
Profit from discontinued operations	£m	263.1	238.8
Total assets	£m	17,825.4	14,433.7
Net assets	£m	4,797.5	4,811.5
Net debt — continuing operations	£m	2,980.4	—
Net debt — continuing and discontinued operations	£m	5,528.4	4,539.4
Net cash generated from operations — continuing operations	£m	344.7	288.5
Ordinary dividend per share	pence	15.60	14.85
Reported earnings per share for continuing operations	pence	16.87	15.87
Adjusted earnings per share for continuing operations*	pence	20.20	13.55
Reported Group earnings per share	pence	31.17	28.77
Adjusted Group earnings per share*	pence	31.30	26.44

Items marked * represent the results of our operations adjusted to: (i) exclude the effects of IAS 39; (ii) for 2004/05, exclude the impact of contracts which were previously marked to market or otherwise fair valued but are now subject to IAS 39; (iii) exclude exceptional items; and (iv) in relation to PacifiCorp, include depreciation and amortisation charges on non-current assets held for sale, which under IFRS are not recognised in the Group from 24 May 2005.

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The financial information set out below has been extracted from ScottishPower’s audited Group Accounts for the years ended 31 March 2005, 2004 and 2003, prepared under UK GAAP.

		Results Reported under UK GAAP
Total Group		y/e 31/03/05	y/e 31/03/04	y/e 31/03/03
Turnover	£m	6,848.8	5,797.1	5,273.8
Reported operating profit	£m	152.6	1,022.6	945.9
Adjusted operating profit#	£m	1,197.1	1,150.6	1,084.9
Reported (loss)/profit on ordinary activities before taxation	£m	(29.3)	792.1	696.8
Adjusted profit on ordinary activities before taxation#	£m	1,015.2	920.1	835.8
Reported (loss)/profit after taxation	£m	(303.4)	543.7	487.8
Adjusted profit after taxation#	£m	741.1	671.7	626.8
Total assets	£m	14,346.1	13,806.8	13,858.1
Net assets	£m	4,037.7	4,751.8	4,628.8
Net debt	£m	4,147.0	3,724.5	4,321.0
Cash inflow from operating activities	£m	1,259.7	1,364.0	1,412.9
Ordinary dividend per share	pence	22.50	20.50	28.708
Reported Group (loss)/earnings per share	pence	(16.83)	29.40	26.17
Adjusted Group earnings per share#	pence	40.22	36.40	33.71
Employees–year end full-time equivalent		15,622	14,399	13,428

Items marked # represent the results of our operations adjusted to exclude the impact of goodwill amortisation and exceptional items.

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Part 2

Risk Factors

There are risks and uncertainties inherent in the Group’s business. In addition to the other information contained in this document, prospective investors in the B Shares should consider carefully the specific risks set out below before making a decision in relation to the B Shares. While this Part 2 discloses all of the material risks known to the Directors, additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also impair the Group’s business operations. These risks could materially affect the Group’s business, its revenue, operating profit, net assets, liquidity and capital resources. The trading price of the B Shares could decline, or the Company could be unable to fulfil its obligations in respect of the B Shares, due to any of these risks and investors could lose part or all of their investment. Prospective investors should consider carefully the B Shares in light of the information in this document and the financial resources available to them.

1.    Risks relating to the Group’s business

The UK Government’s energy policy could change, negatively affecting the context in which the Group has established its UK business strategy.

In the UK, the Government published a White Paper in February 2003 setting out energy policy. The Government issued a second annual report on the implementation of the White Paper in July 2005, and recently launched an Energy Review Consultation (the results of which are due in June 2006) that is broad in scope and considers all aspects of the energy system including both energy supply and demand. Whilst the outcome of the Energy Review Consultation, in particular, and its impact on the Group is unknown, these documents emphasise a continuing intention to make use of a balance of market-based and regulatory mechanisms to maintain the reliability and security of energy supply whilst seeking to reduce the use of carbon, boost energy-saving and maintain efforts to mitigate the impact of fuel costs on lower-income households. There is particular focus on the electricity and gas sectors with an emphasis on encouraging investment in new generation sources, renewable electricity, energy storage, transmission and distribution infrastructure. The Government’s policy objectives are evolving but appear to be largely consistent with European Union (“EU”) policy generally. However, as the policy outlined extends well into the future, it could be subject to change and amendment by the present or future Governments, thereby affecting the Group’s business, results of operations or financial condition.

Changes in regulatory requirements and/or modification of the Group’s current licences could negatively affect the Group’s business, results of operations or financial condition.

The European Commission (“the Commission”), the Council of the European Communities and the European Parliament have put in place a regulatory framework for the energy sector in the EU (including, insofar as applicable, the UK). Changes to the EU regulatory framework may therefore impact directly or indirectly on the Group’s activities. For example, the Commission recently produced its “Report on progress in creating the internal gas and electricity market” on 15 November 2005, which examines the extent to which markets have been liberalised in line with EU policy, and could lead to changes in the regulatory regime.

Within the UK, the electricity and gas industries are regulated primarily through powers assigned, under the Utilities Act 2000 (the “Utilities Act”), to the Gas and Electricity Markets Authority (the “Authority”) which licenses industry participants, enforces licence conditions, regulates quality of

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service and sets pricing formulae for electricity transmission and distribution activities. In principle, the Authority has wide discretion in the exercise of its obligation to act to protect the interests of customers, by promoting effective competition wherever appropriate. The Authority may propose modifications to licence conditions (licences contain standard licence conditions, which apply to all classes of licence, and special conditions particular to that licence), to which licence holders may agree or object. In the absence of agreement from the holder of a special licence condition, or if objections are above the specified minority threshold for a standard licence condition, the Authority may instead seek to secure the modification through a modification reference to the Competition Commission.

Ensuring that licence holders are able to finance their functions is one of a number of other factors which the Authority must consider. The Authority seeks to promote competition in certain markets (such as those in which Energy Retail and Energy Wholesale are active), and imposes limitations on the rates that may be charged in markets where the regulatory regime does not consider competition to be appropriate (such as those in which Energy Networks is active). The Authority published a consultation document in December 2005 as part of its revision of price controls for gas and electricity transmission companies to apply from April 2007. Alterations to the price controls imposed on certain of the Group’s activities, modifications to licence conditions or other regulatory changes in the UK or EU may negatively affect the Group’s compliance costs, its business, results of operations or financial condition.

The volatility of commodity costs may have an adverse effect on the results of operations.

The costs incurred by Energy Wholesale are impacted by wholesale energy prices, including the price of carbon, coal, gas and electricity. Wholesale energy costs in the UK have increased by approximately 60% over the last 12 months and the price of these commodities remains volatile. The Group has been able to mitigate this through a hedging programme over the short-term but has had to institute retail energy price rises. If these conditions sustain or worsen, the Group may have to pass through further increased costs to consumers via its Energy Retail & Wholesale businesses, which could lead to customer losses, and/or changes in demand, which may have an adverse effect on the Group’s business, results of operations or financial condition. Additionally, if wholesale energy prices remain high or continue to increase and the Group is not able to pass such costs through to consumers or to hedge effectively against such rises, this may have an adverse effect on the results of operations.

In addition, short-term price spikes, where prices can increase by as much as 300%, have been observed where an unexpected cold snap coincides with supply problems such as the recent outage at the Rough gas storage facility. The UK is increasingly vulnerable to this kind of event as its own gas production declines and greater reliance is placed on imported gas. Lack of liquidity in traded markets and poor access to transit pipelines throughout Europe add to the risk of an adverse effect on the results of operations.

The assets and business processes of the Group may not perform as expected, which could impact the Group’s business, results of operations or financial condition.

The Group’s assets, mechanical and IT systems, as well as its business processes and procedures, might not perform as expected which may adversely affect operational, and potentially, business performance. The Group relies on complex IT systems. Among other factors, mechanical and operational interruptions including as a result of technical and human factors and weather conditions can result in outages or damage to infrastructure or plant and damage or interruptions to these systems may adversely affect the Group’s operations. This may affect the Group’s business, results of operations or financial condition, unless the Group resorts to unanticipated network repairs or an unanticipated market transaction to meet any generation shortfall, neither of which may be possible or which may only be possible on adverse terms, and may have an adverse effect on the Group’s business, results of operations or financial condition.

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Loss of market share and profit margins due to increased competitive pressures.

The Group’s non-regulated businesses operate in a competitive market. A change in the level of marketing undertaken by market participants or in their pricing policies, irrational behaviour by market participants or consolidation between them could have a significant adverse effect on sales, revenues and results of operations.

Licences held by the Group may be terminated or revoked.

The Group is required by UK legislation to hold various licences in order to carry out its business activities in the UK. Such licences may be terminated in accordance with their notice provisions, or revoked in certain circumstances specified in the licence. These circumstances include the insolvency of the licensee, the licensee’s failure to comply with an enforcement order made by the Authority and the licensee’s failure to carry on the activities authorised by the licence. Revocation or termination of these licences would have a material adverse effect on the Group’s business, results of operations or financial condition.

Measures that could be imposed under competition law by the Commission, the Authority, the Office of Fair Trading (“OFT”) or the UK Competition Commission could negatively affect the Group’s business, results of operations or financial condition.

The Commission, the Authority, the OFT and the UK Competition Commission all have powers to apply aspects of competition law in relation to the UK. These bodies may examine the conduct of individual companies, or carry out a broader investigation into markets more generally. Such investigations could result in the imposition of measures on individual companies or the industry in general to remedy or penalise behaviour (for example, by imposing significant fines or structural or behavioural remedies) that is deemed to impede the successful functioning of the markets. If an infringement ruling is made, individual companies could also face civil damages actions from third parties. Such measures or civil actions could adversely affect the Group’s revenue and profitability. The preliminary report of the Commission’s recent “Energy sector inquiry” (published on 16 February 2006) identified what it considered to be serious malfunctions of the energy markets in the EU. The Commission has stated that it will pursue further investigations targeted at specific companies in the coming weeks and months, potentially leading to action being taken against them (including significant fines, or structural or behavioural remedies) or changes being made to the regulatory framework. This may affect the Group.

Recently enacted energy legislation in the US could have unpredictable effects on the nature and extent of regulations to which the Group is subject and on its revenues or profitability.

In the US, PPM Energy conducts business in conformance with a multitude of federal and state regulatory laws. During the past several years, the United States Congress has actively considered, and will continue to actively consider, significant changes in energy and environmental policy that may affect PPM Energy’s business. In August of 2005, President Bush signed into law the Energy Policy Act of 2005 (“EPAct 2005”). Among other actions, EPAct 2005 repealed the Public Utility Holding Company Act of 1935, as amended (“PUHCA 1935”) and enacted the Public Utility Holding Company Act of 2005 (“PUHCA 2005”), effective 8 February 2006. EPAct 2005 encourages additional investment in renewable facilities by, among other things, extending authorisation of the ten-year renewable energy production tax credits to projects placed in service through the end of 2007. The sale of PacifiCorp will impact the Group’s ability to fully utilise these tax credits on a timely basis. Financing structures exist to enable the Group to redeem value from the tax credits and discussions are well advanced with a third party with a view to implementing such a structure, however the continued

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availability of such structures cannot be guaranteed. Further extensions of such production tax credits and PPM Energy’s ability to use such credits may have a significant influence on PPM Energy’s future investment strategy and performance and could affect the Group’s business, results of operations or financial condition.

Breaches of environmental or health and safety laws or regulations could expose the Group to claims for financial compensation and adverse regulatory consequences and could damage the Group’s reputation. Taken together with the inherent uncertainty surrounding the extent or timing of the general trend towards tightening regulation of environmental impact, the Group may fail to meet predicted revenues or profitability.

Aspects of the Group’s activities are inherently hazardous, such as the operation and maintenance of electricity lines and the storage of natural gas. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of the Group’s operations that are not currently regarded or proved to have adverse effects but could become so, for example the effects of electric and magnetic fields. The Group is also subject to laws and regulations governing health and safety matters, protecting both the public and its employees.

The Group is subject to laws and regulations relating to pollution, the protection of the environment and how the Group uses and disposes of hazardous substances and waste materials. These laws and regulations require the Group to obtain and maintain permits and approvals for the Group’s operations and impose liabilities, including fines, penalties and other costs, in the event of regulatory and/or permit non-compliance.

In addition, environmental laws in the US impose liability including without regard to fault for releases of hazardous substances into the environment, and the Group could be liable under these laws and regulations at current and former Group facilities and third party sites where the Group has sent wastes. Federal, state and local authorities regulate many of the Group’s US activities pursuant to laws designed to restore, protect and enhance the quality of the environment.

The Group cannot predict what impact, if any, future changes in environmental or health and safety laws and regulations including as a result of the general tightening of environmental regulation may have on the Group’s results of operations or financial condition.

Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the Group’s reputation or business, results of operations or financial condition.

The Group’s businesses face a number of financial risks.

The Group faces various financial risks. The principal financial risks faced by the Group are wholesale energy prices (as referred to above), credit/counter-party risk, liquidity risk and long-term supply risk. In addition, increases or reductions in future retail demand for electricity as a result of economic growth or downturns, among other factors, including abnormal weather, may impact retail revenues, cash flows and investment levels.

Given the nature of the Group’s operations, the Group is exposed to various credit risks arising as a result of the contractual obligations of wholesale trading partners, suppliers and industrial and commercial customers. Whilst the Group has put in place Group-wide guidelines to mitigate against this risk, credit risk may adversely affect the Group’s business, results of operations or financial condition.

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Given the need for strong liquidity to operate effectively across the Group, especially in the power and gas markets, the Group is required to ensure that its debt maturities are spread over a wide range of dates and over a suitable range of financial products. The Group’s ability to obtain suitable levels of liquidity depends on the Group’s financial performance and general financial and economic conditions including credit rating. Failure to maintain access to financial liquidity may adversely affect the Group’s business, results of operations or financial condition.

Energy Wholesale’s ability to balance its whole portfolio of assets and customers depends, to a large extent, on its ability to secure the long-term supply of electricity, gas and coal. In addition to its own generation activities, Energy Wholesale currently has in place a number of long-term supply contracts. It is uncertain on what terms additional or replacement supplies would be available to the Group. Failure to secure alternative sources of supply or the terms on which such supply can be obtained may adversely affect the Group’s business, results of operations or financial condition.

Failure to address rising customer debt in a market with rising retail prices and limited sanctions against customers may adversely affect the Group’s business, results of operations or financial condition. In order to mitigate against this risk, the Group employs proactive debt management.

In order to mitigate certain of the financial risks identified, the Board has endorsed the use of derivative financial instruments including swaps, both interest rate and cross-currency, swaptions, options, forward rate agreements, financial and commodity forward contracts, commodity futures, commodity options and weather derivatives. The continued availability of these products and the implementation of a successful hedging strategy cannot be assured and if either of these circumstances cease to continue, this could adversely affect the Group’s business, results of operations or financial condition.

The effective rate of tax paid by the Group may be influenced by a number of factors including changes in law and accounting standards and the Group’s overall approach to such matters, the results of which could increase or decrease that rate. The Group seeks to manage its financial structure efficiently to reduce the overall tax burden on the business where practicable. The continued ability of the Group to manage its businesses in this way cannot be assured and failure to do so could affect operational, and potentially, business performance. The Company believes that prudent provision has been made against potential tax liabilities which may arise as a result of the Group’s financial structure however this cannot be guaranteed.

IFRS may result in increased volatility in the Group’s reported results of operations or financial condition.

Notwithstanding the above arrangements, exposure to these risks (or other unidentified financial risks) could adversely impact the Group’s business, results of operations or financial condition.

The Group’s overall financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements and changes to credit ratings.

The Group is subject to certain covenants and restrictions in relation to its listed debt securities and its bank lending facilities. The Group is also subject to restrictions on financing that have been imposed by regulators. These restrictions may hinder the Group in servicing the financial requirements of its current business or the financing of newly acquired or developing businesses. The debt issued by the Group and certain of its subsidiaries is rated by credit rating agencies and changes to these ratings may affect both the borrowing capacity of the Group as a whole and the cost of these borrowings. These factors could adversely affect the Group’s business, results of operations or financial condition.

The Group’s pension plan funding obligations are significant and are affected by factors beyond its direct control.

Estimates of the amount and timing of future funding obligations for the Group’s pension plans are based on various assumptions including, among other things, the actual and projected market performance of

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the pension plan assets, future long-term corporate bond yields, improving longevity of members and statutory requirements. In the last year the relative improvement in equity markets has seen the plans’ asset value rise; however this has been offset by falling bond yields and, therefore, the liabilities have increased in value. The Group has recently agreed terms with the trustees and the Pensions Regulator for accelerated repair plan proposals to reduce the amount of the deficits in respect of the Group’s pension plans. For further information, please refer to paragraph 7 of Part 7 of this document. In addition, while the Group is consulted by the trustees on the investment strategies of its pension plans, the Group has no direct control over these matters as the trustees of each plan are responsible for determining investment strategy. The position will continue to be monitored by the Company and the trustees. Further deterioration in the plans’ asset values or increase in liabilities would be likely to increase the Group’s funding obligations and could adversely affect the Group’s business, results of operations or financial condition.

The Group’s businesses may be vulnerable to acts of terrorism.

Terrorism threats are an ongoing risk to the entire utility industry, including ScottishPower. Potential disruptions to operations and information technologies or destruction of facilities from terrorism, including cyber attacks, are not readily determinable and could adversely affect the Group’s reputation and its business, results of operations or financial condition.

Disposed businesses may expose the Group to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

The Group has carried out a number of strategic disposals, in the course of which it has given to certain other parties to those transactions certain representations, warranties, covenants and indemnities in respect of them.

The extent to which ScottishPower will be required in the future to incur costs or liabilities in connection with warranty and/or indemnity claims or otherwise in connection with such disposals is not known and, if ScottishPower should incur any such costs, these costs could have an adverse effect on its business, results of operations or financial condition. Further details of material contracts in respect of certain disposed-of businesses are referred to in paragraph 11 of Part 8 of this document.

The Group’s businesses face a number of litigation risks.

The Group’s businesses are parties to various legal claims, actions and complaints (actions pending or threatened), certain of which may involve material amounts. Although the Group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the Board currently believes that disposition of these matters will not have a materially adverse effect on the Group’s results of operations or financial condition. For details relating to the Group’s significant litigation please refer to paragraph 12 of Part 8 of this document.

2.    Risks relating to the B Shares

There can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained.

If the Return of Cash is implemented, the B Shares will be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. However, there can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained.

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If the percentage of the B Shares in public hands falls below 25% (or such lower percentage as may be permitted by the Financial Services Authority) the admission of the B Shares to the Official List and to trading on the London Stock Exchange’s market for listed securities may be suspended or cancelled.

Future Repurchase Offers for the B Shares are not certain to be made.

The Future Repurchase Offers will each be dependent, among other things, on ScottishPower being granted authority to repurchase the B Shares by its Shareholders in general meeting, in accordance with the Companies Act and on the Company having sufficient distributable reserves and cash resources for the repurchases and/or the B Share Continuing Dividend. The ability of the Company to pay the B Share Continuing Dividend will also depend on the Company having sufficient distributable reserves and cash resources. While ScottishPower expects the Future Repurchase Offers to be made and the B Share Continuing Dividend to be paid, there can be no certainty that such offers will be forthcoming or that the Company will be able to implement them.

The B Shares may be compulsorily repurchased after 14 May 2011.

Subject to the provisions of the Companies Act, the Company will have the right, after 14 May 2011, to repurchase any outstanding B Shares by appointing an agent to transfer the B Shares to the Company without consent of the holder, on payment of £3.60 per B Share, as set out in Part 6 of the Circular to Shareholders.

Current United Kingdom taxation legislation and practice may change.

The general guide on United Kingdom taxation in relation to the Return of Cash set out in Part 8 of the Circular to Shareholders, and incorporated by reference into this document, is based on current UK tax law and HM Revenue and Customs’ published practice as at the date of this document. The current legislation and practice may change and any such changes may affect the taxation liabilities of Shareholders in relation to the B Shares, including the B Share Alternatives.

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Part 3

Business of ScottishPower

1.     Introduction

ScottishPower, a public limited company registered in Scotland, is an international energy business, listed on both the London and New York Stock Exchanges, with continuing operations revenue for the financial year to 31 March 2005 of £4.6 billion, operating profit of £673 million and profit before tax of £552 million (prepared under IFRS and taken from Note 10(b) of the published unaudited accounts of ScottishPower for the three months ended 30 June 2005). Through its continuing businesses, the Group provides electricity transmission and distribution services in the UK; supplies approximately 5.2 million (31 March 2005: 5.1 million) electricity and gas services to homes and businesses across the UK; and operates electricity generation and gas storage facilities in the UK, the US and western Canada.

2.     History and Development

ScottishPower was created upon privatisation in 1991 and then developed by both organic growth and strategic acquisitions in the British electricity, gas, water and telephony markets and through its November 1999 merger with PacifiCorp in the US. Following the Group’s redefinition as an energy business in 2001, it has focused on investing for growth and improving operational performance in its energy businesses. Following a strategic review of PacifiCorp, the ScottishPower Board concluded in May 2005 that Shareholders’ interests were best served by a sale of PacifiCorp and a return of cash to Shareholders. The sale of PacifiCorp to MidAmerican completed on 21 March 2006 and the Company proposes to return to Shareholders approximately £2.25 billion of the cash proceeds from the sale.

3.     Strategic Context

ScottishPower’s strategy is to focus its management and capital on the further development of its continuing businesses described below. The Group considers its core strengths to include strong asset management skills; its integrated approach to energy and risk management; a dedicated customer service focus; and proven skills in operational and regulatory management. Its aim is consistently to improve operational performance whilst investing to support the growth and development of the Group’s businesses. Management expects growth to arise from investment in new generation, networks and gas storage assets. ScottishPower will also seek to accelerate its growth in other ways including through competitive market share gains and selective acquisitions of operations that complement the Group’s business.

Shareholder value is expected to be created through continuous operational improvement and an investment programme aiming to deliver attractive risk adjusted returns while retaining an A category credit rating for the Group’s principal UK operating subsidiaries. Individual investments in the continuing regulated business are expected to achieve at least the allowed rate of regulatory return, whilst those in the competitive businesses are targeted to achieve returns in excess of each business’s weighted average cost of capital.

4.     Group Structure

Throughout 2005/06, the Group operated through its continuing businesses:

Energy Networks	(formerly Infrastructure Division)
Energy Retail & Wholesale	(formerly UK Division)
PPM Energy

The Group accounted for PacifiCorp as a discontinued operation during 2005/06.

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A corporate restructuring, announced in September 2005 introduced changes to the organisational structure of the UK businesses, reducing layers of management and consolidating shared support functions in the UK. A range of initiatives to simplify and standardise business processes, many of the changes representing the cessation of activities related to the ownership of PacifiCorp, are expected to come into effect during 2006/07.

In the UK, Energy Networks comprises various subsidiaries which operate the electricity transmission and distribution business of the wholly-owned UK holding company Scottish Power UK plc (“ScottishPower UK”). Energy Retail & Wholesale comprises the Group’s competitive energy businesses, covering its generation assets in the UK and Ireland, its commercial and energy management activities and its energy supply business units.

In the US, PPM Energy is a subsidiary of ScottishPower Holdings, Inc., (formerly, PacifiCorp Holdings, Inc.) a non-operating, US holding company. In addition to PPM Energy, the Group operates certain non-regulated US subsidiaries which act as lessor of a small portfolio, comprising principally passenger aircraft, and receive royalty income from certain previously disposed operations, extending until September 2007.

In the financial year 2004/05, the continuing businesses’ geographical distribution of external turnover and operating profit was very similar, in each case, with approximately 90% concentrated in the UK and 10% in the US. The geographical distribution of external turnover in both of the financial years 2003/04 and 2002/03 was also approximately 90% in the UK and 10% in the US. In both of the financial years 2003/04 and 2002/03, the geographical distribution of operating profit was approximately 93% in the UK, with 7% in the US. These percentages have been calculated on a consistent UK GAAP reporting basis, based on the unaudited accounting records at these dates.

5.    Energy Networks

Three wholly-owned subsidiaries of ScottishPower UK - SP Transmission Limited, SP Distribution Limited and SP Manweb plc - are the “asset-owner companies” holding the Group’s UK regulated assets and transmission and distribution licences. A further wholly-owned subsidiary of ScottishPower UK, SP Power Systems Limited, provides asset management expertise and conducts the day-to-day operation of the networks.

Principal Business Activities

The asset-owner companies act as an integrated business unit to concentrate their expertise on regulatory issues and investment strategy. PowerSystems implements work programmes commissioned by and agreed with the asset-owner business. Strict commercial disciplines are applied at the asset owner service provider interface, with PowerSystems operating as a contractor to the transmission and distribution business unit. An integrated senior management team within Energy Networks applies the benefits of growing expertise in asset ownership, financing and operational service provision to the management of the Group’s regulated networks businesses.

Transmission and Distribution

ScottishPower owns a substantial UK electricity transmission and distribution network which extends to approximately 112,000 km, with some 65,000 km of underground cables and 47,000 km of overhead lines, comprising both the distribution system to customers in its two authorised areas and, in Scotland, its high-voltage transmission system (132 kV and above), including those parts of the England-Scotland interconnector which are in its Scottish authorised area. From 1 April 2005, operation but not ownership of the ScottishPower transmission system passed to a single, Great Britain-wide system operator.

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The management focus of the transmission and distribution business is to outperform allowed regulatory returns from the provision of efficient, coordinated and economical networks that are open to licensed users on a non-discriminatory basis (in order to facilitate competition in generation and supply) and operated to approved standards of safety and reliability. The distribution business price controls for the five years from 1 April 2005 and the transmission price controls for the two years from 1 April 2005 were agreed with the Office of Gas and Electricity Markets (“Ofgem”) in December 2004 and present challenges for the business but also opportunities to enhance returns through a revised package of performance-incentive measures. Ofgem has also agreed that the business can move ahead with the first phase of investments in network development to support the UK Government’s planned expansion of renewable generation.

Power Systems

Within the PowerSystems business unit, the focus continues to be on cost-effectiveness and service quality improvement. Its principal business activities involve the construction and refurbishment of the ScottishPower transmission and distribution systems, their maintenance and related fault repair. PowerSystems acts as the major service provider to the ScottishPower distribution businesses and as the primary customer contact agent for network-related matters. PowerSystems continues to focus strongly on the efficient delivery of these services under contract. The regulatory framework provides financial incentives to improve network performance and customer satisfaction. PowerSystems is focused on maximising the financial benefit to be obtained from these incentives over the course of the recently renewed price control period.

Some 27% of the business’s investment programme is devoted to organic growth areas such as new customer connections and network reinforcement. On 6 October 2005, the Group acquired Alfred McAlpine Utility Services Limited’s 50% interest in the parties’ joint venture, Core Utility Solutions Limited, to take further advantage of the opportunities presented by the requirement for competitive provision of connections to distribution networks.

6.     Energy Retail & Wholesale

Energy Retail & Wholesale operate in gas and electricity markets which became fully competitive with the ending of residual price controls on 31 March 2002, although Ofgem continues to enforce licence conditions and regulate quality of service. Energy Retail & Wholesale together comprise, principally, five wholly-owned subsidiaries (ScottishPower Generation Limited, ScottishPower Energy Management Limited, ScottishPower Energy Management (Agency) Limited, ScottishPower Energy Retail Limited and SP Dataserve Limited).

The Energy Retail & Wholesale management teams oversee activities across the energy value chain, maximising value from a diverse generation portfolio through to a national customer base of approximately 5.2 million, via an integrated commercial and energy management activity that acts to balance and hedge energy needs.

Principal Business Activities

Energy Wholesale

Energy Wholesale operates ScottishPower’s generation assets in the UK, manages the Group’s exposure to the UK wholesale electricity and gas markets and, jointly with Energy Retail, is responsible for energy supply.

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Energy Wholesale operates over 6,300 MW of generating capacity comprising coal, gas, hydroelectric and wind power generation assets, giving the business a particularly flexible portfolio. The 2003 restatement of the public policy emphasis on renewable generation, and the extension to 2015 of the renewables obligation targets, provide the context for the continued expansion of the windfarm business. As at 31 December 2005, Energy Wholesale had operational windfarms totalling 271 MW, 75 MW under construction, planning applications for approximately 800 MW and environmental assessments begun on around 350 MW of further potential sites to ensure that the company target of 10% of electricity supplied from renewables by 2010 is met.

Energy Wholesale announced on 3 February 2006 that it had opted to be regulated under the Large Combustion Plant Directive (Directive 2001/80/EC) (“LCPD”) in respect of its coal fired power station at Longannet, Fife. Flue Gas Desulphurisation (“FGD”) plant equipment will be installed at the plant using seawater based technology. Installing FGD will help the Group to maintain a balanced portfolio, will contribute significantly to the security of energy supply in Scotland and has the potential to extend Longannet’s life beyond 2020.

During 2005, wholesale energy prices were higher than historical standards and the outlook remains uncertain. ScottishPower’s fuel purchasing strategy is based upon the objective of achieving competitive fuel prices while balancing the need for security and flexibility of supply. The major components of the fuel portfolio are coal and gas, both fuels being sourced through a combination of long-term contracts and shorter-term trading.

Generation plant is despatched economically and output is managed to maximise value, including optimising the position in the balancing market. In 2004/05, some 18 terawatt hours (“TWh”) were despatched, both to contribute towards the approximately 35 TWh of retail and wholesale demand required by the Energy Retail & Wholesale trading counterparty and customer base and to maintain export volumes to England & Wales and to Northern Ireland. The additional demand was met through Energy Wholesale’s short and long-term contracts.

Energy Management and Commercial Arrangements

In addition to scheduling its own generation capacity and managing the long-term bulk gas contracts, Energy Wholesale, through its energy management operation, uses medium and short-term contractual arrangements to complete its energy balancing of the whole portfolio of assets and customers. A Great Britain-wide wholesale electricity market was introduced on 1 April 2005 through the British Electricity Trading and Transmission Arrangements (“BETTA”). BETTA provides a wider opportunity for the sale of the Group’s generation output and the deployment of its proven skills in providing market balancing services. End-user electricity and gas prices are generally set over the long term, whereas wholesale contracts have varying terms and short-term and spot prices vary markedly by time of day, week and year. Through its activities in the electricity, gas and coal markets, the Energy Wholesale business seeks to secure competitive advantage through hedging and optimising its position across the energy value chain, from fuel procurement and plant despatch through to retail pricing, continuously evaluating and managing risk exposure.

At December 2005, the business had entered into various arrangements to hedge its energy generation and supply exposure in relation to more than 95% of expected load for the remainder of the 2005/06 winter and almost 90% for the 2006/07 winter, across all commodities, including carbon dioxide emissions.

ScottishPower’s Hatfield Moors gas storage site enhances the flexibility of Energy Wholesale’s energy management position, both in meeting peak demands of supply customers and responding to the

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volatility of gas prices between midweek and weekends. In addition, the bulk gas contracts allow the gas to be sold out or used in Energy Wholesale’s gas powered stations, giving yet more flexibility. In July 2005, the Group announced the sale of its underground gas storage project at Byley for £96 million while at the same time securing a 15 year gas storage contract. Once built, the Byley facility will provide Energy Wholesale with greater access to reliable gas storage with high deliverability, providing more of the benefits outlined above.

Energy Retail

Since May and September 1998, when competition was extended to residential gas and electricity customers, respectively, a strategic focus of Energy Retail has been its residential and small business customers in the ScottishPower and Manweb home areas, as well as seeking profitable additional business outside these historical regional boundaries. Retention of home area residential customers stood at 60% as at 31 December 2005, with Energy Retail servicing a UK-wide customer base, currently standing at approximately 5.2 million energy accounts. The business transformation programme introduced in 2001 continues to drive improvements across Energy Retail and has helped to deliver increased direct debit penetration and reduced customer churn rates in addition to cost benefits in areas such as billing, debt and customer registration business processes.

Metering and Data Management

In the competitive energy market Energy Retail through SP Dataserve Limited operates end-to-end process and data management in order to maximise efficiencies in the provision and control of registration and metering data for ScottishPower and other agency arrangements. Data management covers the establishment of new customers, maintenance of existing customers and accuracy of energy settlement. To effectively manage gas and electricity customers, ScottishPower Energy Retail Limited has continued to contribute to improvements in billing performance through the management of its metering agents, who are responsible for the provision of much of the data.

7.     PPM Energy

Based in Portland, Oregon, PPM Energy, the Group’s US energy business, is a growing competitive energy provider. It owns or controls significant assets in 12 US states and in Canada. PPM Energy commenced substantive operations in 2001 in the areas of renewable power, natural gas storage and hub services and gas-fired generation.

Principal Business Activities

PPM Energy’s principal assets are renewable and thermal generation resources and natural gas storage facilities. PPM Energy seeks to create value by securing quality assets at strategic locations and by entering into long-term contracts with creditworthy customers. Integration of plant operations and energy management add additional value. Plant operations are optimised during periods of low energy prices, by displacing energy generation with low priced electricity purchases, and selling the displaced gas or injecting the displaced gas in storage. Operations are also optimised by using transmission and contract delivery flexibility to manage locational price differences in both gas and electricity. PPM Energy’s asset base is flexible, allowing the business to extract additional value in both electricity and gas markets.

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Wind Power Production and Wholesale Sales

PPM Energy has more than 1,600 MW of wind power in construction or operation and is targeting a total of 2,300 MW of new wind power by 2010. PPM Energy also owns or controls another 806 MW of thermal power. PPM Energy’s contracted capacity (606 MW of wind power contracted for a period of 25 years and 237 MW of thermal power contracted for a period of 30 years) comes from long-term agreements while 1,099 MW comes from ownership of 11 completed wind plants and two thermal plants. PPM Energy balances its supply portfolio with sales to wholesale customers, placing almost all of its wind power output in long-term contracts. Major customers include the cities of Seattle, Sacramento, Pasadena, and Anaheim, as well as investor-owned utilities such as Pacific Gas & Electric Group, Xcel Energy and the federal Bonneville Power Administration.

Gas Storage and Hub Services

PPM Energy’s subsidiary Enstor, Inc. currently owns the Katy gas storage facility in Texas and the Grama Ridge facility in New Mexico. Enstor, Inc. also manages ScottishPower’s gas storage facility located in Alberta, Canada. Each is connected into substantial interstate and intrastate pipeline networks serving well-diversified customer bases under firm, long and short-term contract arrangements. In addition to around 50 billion cubic feet (“BCF”) of gas storage capacity under the Group’s ownership, PPM Energy has increased its available gas storage capacity by more than 30 BCF through contracting for capacity in third-party storage facilities in western Canada, Texas and California. PPM Energy also has begun development of a 9.5 BCF high-deliverability bedded salt cavern gas storage project in west Texas and is expanding its Grama Ridge facility in New Mexico by 1.5 BCF.

8.    Management

The Executive Team is constituted as a committee of the Board and includes the executives who are responsible for the key businesses and functions within the Group. The Executive Team comprises:

Philip Bowman, Chief Executive

Simon Lowth, Executive Director Finance and Strategy

John Campbell, Director Energy Wholesale

Keith Cochrane, Group Director of Finance

Stephen Dunn, Director Human Resources and Communications

Terry Hudgens, President and CEO, PPM Energy

Willie MacDiarmid, Director Energy Retail

Ronnie Mercer, Executive Vice President Operations, PacifiCorp

Susan Reilly, Executive Vice President, ScottishPower Holdings, Inc.

David Rutherford, Director Energy Networks

James Stanley, Group General Counsel

Ronnie Mercer will retire on 31 March 2006. Keith Cochrane will leave the Executive Team in June 2006 to take up an external appointment.

9.    Group Employees

Within its continuing operations ScottishPower and its subsidiaries had 9,903 employees as at 28 February 2006, with 9,543 in the UK and 360 in the US.

Of the UK employees, 3,446 were employed in Energy Networks and 5,568 in Energy Retail & Wholesale, with 529 employed in corporate services. Approximately 56%. of employees in the UK are union members, and 83% are covered by collective bargaining arrangements. In the Company’s judgement, employee relations in the UK businesses are satisfactory.

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In the US, PPM Energy and its subsidiaries had 352 employees as at 28 February 2006. Other US subsidiaries (including corporate service functions) employed 8 employees as at 28 February 2006.

PacifiCorp, which was sold on 21 March 2006 had 6,698 employees as at 28 February 2006.

10.    Group Environmental Policy

ScottishPower recognises the need to embrace a wider role in society and to engage fully with shareholders, employees, communities, customers, regulators, legislators and other opinion formers. Hence, it must strive to achieve a balance between various needs including securing energy supply now and into the future, keeping energy affordable and minimising its impact on the environment.

Public policy frameworks in the UK and US have common elements, particularly in using market instruments for air quality regulation and supporting renewables and energy efficiency measures. The Group continues to develop specific policies to respond to these regulatory challenges, aiming to grow its business sustainability in new energy markets, to invest in renewables and clean energy technology and to ensure that customers benefit from innovations in energy efficiency. It also aims to manage existing coal-fired assets responsibly, applying appropriate abatement technologies to reduce its environmental footprint whilst supporting security of supply and affordability of power for its customers. The lines of accountability for environmental policy are focused through ScottishPower’s executive team.

11.    Description of the Group’s Property

UK Business

The UK properties consist of generating stations, transmission and distribution facilities and certain non-operational properties in which the Company holds freehold or leasehold interests.

ScottishPower owns seven power stations in Scotland (five of which are operational) and four in England. It also owns, or has joint venture interests in, 15 wind farms in the UK and Ireland. All generation plant is owned by the Group, with the exception of the non-operational Methil power station, which is held on a ground lease that expires in 2012, and the windfarms which are generally held on ground leases of at least 25 years’ duration.

At 31 March 2005, the UK transmission facilities included approx 4,000 circuit km of overhead lines and underground cable operated at 400 kV, 275 kV and 132 kV. In addition, the distribution facilities included approximately 108,000 circuit km of overhead lines and underground cable at voltages operating from 33 kV to 0.23 kV. The Group holds either permanent rights or wayleaves, which entitle it to run these lines and cables through private land.

US Business

PPM Energy has more than 1,600 MW of wind power in construction or operation currently under its control, and is targeting a total of 2,300 MW of new wind power by 2010. PPM Energy also owns or controls another 806 MW of thermal power. PPM Energy’s contracted capacity (606 MW of wind power contracted for a period of 25 years and 237 MW of thermal power contracted for a period of 30 years) comes from long-term agreements while 1,099 MW comes from ownership of 11 completed wind plants and two thermal plants. PPM Energy’s windfarms are on land owned or leased for 25 years or more. PPM Energy also manages ScottishPower-owned gas storage facilities in Alberta, Canada and owns facilities in Texas and New Mexico, representing an overall total of around 50 BCF of gas storage capacity.

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12.    Description of Legislative and Regulatory Background

As a public limited company, ScottishPower is subject to the UK Companies Acts. Prior to 8 February 2006, ScottishPower was registered as a holding company under PUHCA 1935 which was administered by the SEC. While PUHCA 1935 was repealed with effect from 8 February 2006, ScottishPower, as a holding company for PPM Energy, is subject to FERC regulation as to books and records under PUHCA 2005.

The principal pieces of legislation that form the regulatory framework to which ScottishPower’s UK businesses are subject include the Electricity Act 1989 (the “Electricity Act”), the Gas Act 1986 and the Gas Act 1995 (the “Gas Acts”), the Utilities Act, the Energy Act 2004 (the “Energy Act”), and the relevant EU energy directives and regulations. The Utilities Act introduced a legal framework for energy company licences based on standard, Great Britain-wide conditions and, taken together with requirements of the Department of Trade and Industry (the “DTI”) and licence changes introduced by other regulators, defines the regulatory framework within which ScottishPower and its UK subsidiaries must operate. In addition, ScottishPower must act in compliance with EU and UK competition law, in particular Articles 81 and 82 of the EC Treaty, the Competition Act 1998 (the “Competition Act”) and the Enterprise Act 2002 (the “Enterprise Act”).

A summary of the more specific legislative and regulatory background to the operations of the Group’s businesses is set out below.

13.    Regulation of the Electricity and Gas Industries in the UK

The UK electricity and gas industries are regulated primarily under the provisions of the Electricity Act, the Gas Acts, the Utilities Act and the Energy Act. The Electricity and Gas Acts provided for the privatisation and restructuring of the industries in the late 1980s and the 1990s, including the introduction of price regulation for electricity transmission and distribution and gas transportation; and of competition in electricity generation, gas storage and the supply of both gas and electricity. The Electricity and Gas Acts established the licensing of industry participants and created regulatory bodies for each of the electricity and gas industries. In 2000, the Utilities Act enabled the electricity and gas regulators to be merged as the Authority, established a consumer council and provided powers for Government Ministers to give statutory guidance on social and environmental issues and to set energy efficiency targets and renewables obligations. The Utilities Act also provided the Secretary of State for Trade & Industry (the “Secretary of State”) with powers to implement the New Electricity Trading Arrangements in England and Wales. In 2004, the Energy Act provided the Secretary of State with powers to implement Great Britain-wide electricity trading and transmission arrangements, which led to the introduction of BETTA in 2005.

The Utilities Act transferred the functions of the previous electricity and gas industry regulators to the Authority and provided for the appointment of a Chairman and other members of the Authority by the Secretary of State. The Chairman of the Authority holds office for renewable periods of five years, and its Chief Executive is also the Chief Executive of Ofgem. Ofgem operates under the direction and governance of the Authority which makes all major decisions and sets policy priorities. Under the Utilities Act, the principal objective of the Secretary of State and the Authority is to protect the interests of customers, wherever appropriate by promoting effective competition. In carrying out those functions, the Secretary of State and the Authority are required to have regard to the need to secure that all reasonable demands for electricity and gas are met; the need to ensure that licence holders are

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able to finance their functions; and the interests of individuals who are disabled or chronically sick, of pensionable age, with low incomes or residing in rural areas. The Authority exercises certain functions relating to merger control and anti-competitive conduct (concurrently with the OFT), under the Enterprise Act, the Competition Act and Articles 81 and 82 of the EC Treaty. The Authority also manages UK compliance with the EU’s regulatory framework, which has sought to introduce competition in generation and supply and non-discriminatory access to gas transportation and electricity transmission and distribution across the EU.

The Licensing Regime

The Authority is responsible for granting new licences or licence extensions for each of the following separate activities:

Electricity Generation—the production of electricity at power stations, hydroelectric plants, windfarms and some industrial plants. Through its wholly-owned subsidiary, ScottishPower Generation Limited, the Group is licensed to operate over 6,300 MW of generating capacity and, by contracting in the wholesale market, has access to capacity operated by other licensed generators.

Electricity Transmission—the bulk transfer of electricity across a high-voltage network of overhead lines, underground cables and associated equipment typically operating at or above 132 kV. Through its wholly-owned subsidiary, SP Transmission Limited, the Group owns the transmission system in central and southern Scotland. ScottishPower’s transmission system is connected to that of Scottish and Southern Energy in the north of Scotland and is linked to that of National Grid plc in England & Wales. It is also linked to the Northern Ireland transmission system by interconnectors that enable the export and import of electricity between the two systems. From 1 April 2005, under BETTA, operation, but not ownership, of the Group’s transmission system was passed to the Great Britain-wide transmission system operator, National Grid plc.

Electricity Distribution—the transfer of electricity from the high voltage transmission system and its delivery to customers, across a network of overhead lines and underground cables operating at voltages ranging from 33 kV (132 kV in England & Wales) to 0.23 kV. The Utilities Act required separate licensing of the 14 regional distribution businesses introduced under electricity privatisation. Each Distribution Network Operator licensee is required, among other duties, to develop and maintain an efficient, coordinated and economical system of electricity distribution and to offer terms for connection to, and use of, its distribution system on a non-discriminatory basis, in order to ensure competition in the supply and generation of electricity. Through its wholly-owned subsidiaries, SP Distribution Limited and SP Manweb plc, the Group is licensed to distribute electricity within its two distribution services areas for all suppliers whose customers are within the areas. Charges for distribution are made to the various suppliers as appropriate.

Gas Transportation and Storage—the onshore transportation system, most of which is owned and operated by National Grid Gas plc, the transportation arm of National Grid plc, and the rest by other gas transporters, conveys gas from the beach terminals to consumers and is interconnected with the gas transportation systems of continental Europe, Northern Ireland and the Republic of Ireland. Storage capacities are largely used to balance supply and demand over time. Major facilities are used to balance seasonal variations in demand while diurnal storage capacities provide flexibility in meeting changing gas demand on a daily basis. Competition in storage has been introduced progressively since 1998 through the auction of existing storage capacity and the provision of new capacity by independent operators, including ScottishPower.

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Gas Shipping—gas shippers contract with gas transporters to have gas transported between the beach terminal and the point of supply. Gas shippers can also access storage facilities. The Group is licensed as a gas shipper.

Supply of Gas and Electricity—the bulk purchase of gas and electricity by suppliers and its sale to customers, with the associated customer service activities, including customer registration, meter reading, sales and marketing, billing and revenue collection. Large industrial and commercial customers have been able to choose their energy suppliers for a number of years and the residential market was opened to competition progressively, commencing in April 1996, with residual controls on residential electricity prices ending in March 2002. Any electricity supplier wishing to supply electricity to domestic customers must obtain authorisation from the Authority and be subject to additional domestic supply obligations in its licence, including having its codes of practice (statements of intent about how the supplier will interact with customers) approved by the Authority. Broadly comparable arrangements allow British Gas to supply mains gas to any connected customer in competition with licensed gas suppliers. Customers may continue to take supplies from the pre-privatisation monopoly supplier for the area or may choose an alternative licensed supplier. Once customers have changed a gas or electricity supplier, they are able to change supplier again subject to the contractual terms offered by licensed suppliers. Through its wholly owned subsidiary, ScottishPower Energy Retail Limited, the Group is licensed as a gas supplier and an electricity supplier.

Modification of Licences

The Authority is responsible for monitoring compliance with the conditions of licences and, where necessary, enforcing them through procedures laid down in the Electricity and Gas Acts. Under these Acts, as amended by the Utilities Act, licences consist of standard licence conditions, which apply to all classes of licences, and special conditions particular to that licence. The Authority may modify standard licence conditions collectively through making proposals to all relevant licence holders. If some licence holders object, the modification may be carried out only if the number of objectors is below a specified minority. The Authority may modify a special licence condition with the agreement of the licence holder after due notice, public consultation and consideration of any representations or objections. In the absence of agreement for a special licence condition or if objections are above the specified minority threshold for a standard licence condition, the only means by which the Authority can secure a modification is following a modification reference to the UK Competition Commission and in the circumstances set out below. A modification reference requires the UK Competition Commission to investigate and report on whether matters specified in the reference in pursuance of a licence modification operate, or may be expected to operate, against the public interest; and, if so, whether the adverse public interest effect of these factors could be remedied or prevented by modification of the conditions of the licence. If the UK Competition Commission so concludes, the Authority must then make such modifications to the licence as appear to it requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Authority is required to give notice to the UK Competition Commission of any proposed modifications following a UK Competition Commission report, and the UK Competition Commission has a right of veto over such proposed modifications.

Modifications to licence conditions may also be made in order to address any concerns in relation to competition law that may arise from time to time (for example, when a prospective merger is under consideration by the OFT or the UK Competition Commission under the relevant provisions of the Enterprise Act).

Termination and Revocation of Licences

The Group is required by UK legislation to hold various licences in order to carry out its business activities in the UK. Such licences may be terminated in accordance with their notice provisions, or

ScottishPower    25

revoked in certain circumstances specified in the licence. These circumstances include the insolvency of the licensee, the licensee’s failure to comply with an enforcement order made by the Authority and the licensee’s failure to carry on the activities authorised by the licence.

Price Controls

The UK regulatory regime reflects the fact that the development of competitive markets is not appropriate in some areas: particularly in the core activities of transmission and distribution of electricity and the operation of the gas transportation system. In these areas, regulatory controls are deemed necessary to protect customers in monopoly markets (by determining inflation-limited price caps) and to encourage efficiency. The Group’s UK transmission and distribution businesses are subject to price controls (or revenue controls in the case of the transmission business) which restrict the average amount, or total amount, charged for a bundle of services. The price caps are expressed in terms of an “RPI – X” constraint on charges, where “RPI” represents the annual percentage change in the UK’s retail price index, and X is a percentage determined by the Authority. The X factor is used to reflect expected efficiency gains and investment requirements. For example, where RPI is running at 3% and X is 2%, a company would be able to increase the average charge for a bundle of services by 1% per annum. The Authority from time to time reviews the price cap formulae. Through participation in, and the submission of evidence to, these price control reviews and, where necessary, through the UK Competition Commission modification process described above, companies have the opportunity to comment on and seek to influence the final outcome of any price control review.

Transmission Price Control

The revised transmission price control for ScottishPower took effect for the five years from 1 April 2000. Under the terms of BETTA, which established a Great Britain-wide wholesale market for electricity, the price control for SP Transmission was extended for two years from 1 April 2005. The Authority has subsequently published a consultation document in December 2005 as part of its revision of price controls for gas and electricity transmission companies, to apply from April 2007.

Distribution Price Control

The maximum distribution revenue is calculated from a formula that is based on customer numbers as well as units distributed. Distribution price controls for the SP Distribution and SP Manweb operating areas, which took effect for the five years from 1 April 2005, provide incentives for distribution companies to enhance returns through performance improvements and to connect distributed generation and renewables.

14.    North American Business Regulation

PPM Energy’s wholesale activities are primarily regulated by the FERC, which has authorised market-based rates for PPM Energy and many of its subsidiaries. The FERC and state public utility commissions impose limitations on affiliate transactions, which apply to PPM Energy for so long as PacifiCorp is an affiliate. In addition, PPM Energy’s gas storage activities in Texas and New Mexico are subject to regulation by the FERC, the Texas Railroad Commission and the New Mexico Energy, Minerals and Natural Resources Department, respectively. Those in Canada are subject to regulation by the Alberta Energy and Utilities Board.

FERC Market Power Analysis

PPM Energy is authorised by the FERC to charge market-based rates for sales of wholesale energy and capacity. Under the FERC’s current policy, market participants must demonstrate that they do not

26    ScottishPower

possess market power and are required to submit a market power analysis every three years. The analysis must be applied to all affiliated entities on a combined, or aggregate, basis. In February 2005, a triennial market power analysis was submitted to the FERC with respect to PPM Energy’s market-based rate authority while PPM Energy was still affiliated with PacifiCorp. In May 2005, the FERC instituted a proceeding to determine whether PPM Energy (and PacifiCorp) could continue to charge market-based rates for sales of wholesale energy and capacity. On 8 June 2005, and 8 July 2005, PPM Energy (and PacifiCorp) responded to the FERC’s request that additional information and analyses be submitted in an attempt to rebut the presumption that PPM Energy (and PacifiCorp) have generation market power. The FERC requested that PacifiCorp and PPM Energy provide additional information by 29 March 2006. The requirement that PPM Energy analyse its market power remains even though the sale of PacifiCorp has completed.

15. UK Environmental Regulation

The Group’s UK business is subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe (“UNECE”). Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments, or that the Group’s costs and results of operation are less favourable than anticipated.

Electricity Generation, Transmission, Distribution and Supply

The Electricity Act obliges the Secretary of State to take into account the effect of electricity generation, transmission, distribution and supply activities upon the physical environment in approving applications for the construction of generating facilities and the location of overhead power lines. The Electricity Act requires the Group to take into account the conservation of natural features of beauty and other items of particular interest and, in terms of the Environmental Impact Assessment Regulations, to carry out an environmental assessment when it intends to construct significant overhead transmission systems or power stations of greater capacity than 50 MW. The Group also prepares formal statements on the “Preservation of Amenity and Fisheries” in line with the requirements of the Electricity Act.

The Utilities Act provided for environmental guidance to be given by the Secretary of State to the energy regulator, Ofgem, and for regulations to be drawn up which require licensed electricity suppliers to secure a certain percentage of their supplies from renewable energy sources, compliance being demonstrated by tradable “Renewables Obligation Certificates” (“ROCs”) or payment of a “Buyout Fine”. The current legislative requirement is that 15.4% of UK energy should come from renewable sources by 2015. ScottishPower continues to develop its windfarm and renewables business in support of these requirements. In April 2005, the UK Government also introduced amending legislation to recognise ROCs generated in Northern Ireland, creating a single UK-wide market for trading ROCs from April 2005.

The Utilities Act also provided for residential energy efficiency targets to be set for licensed suppliers and to be implemented by an “Energy Efficiency Commitment” (“EEC”). The savings target, set by Ofgem, is to achieve fuel-weighted energy benefits, which will make a contribution to carbon savings in the UK Government’s Climate Change Programme. ScottishPower has met its targets for EEC1 (operating between April 2002 and March 2005) with the delivery of over 4.5 Twh of energy saving benefits. The revised scheme, called EEC2, will run from April 2005 to March 2011 with a formal review to take place in 2008. ScottishPower has a range of initiatives underway to help meet the

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Group’s targets for EEC2, including grant programmes relating to improvements in household insulation, heating systems and controls and low energy lighting for residential customers.

The Environmental Protection Act of 1990 (the “EPA 1990”) requires that potentially polluting activities such as the operation of combustion processes (which includes power plant) requires prior authorisation. The Act also provides for the licensing of waste management and imposes certain obligations and duties on companies which produce, handle, and dispose of waste. Waste generated as a result of the Group’s electricity activities is managed to ensure compliance with legislation and waste minimisation is undertaken where possible.

Contaminated Sites

While the nature of developments in environmental regulation and control cannot be predicted, the Group anticipates that the direction of future changes will be towards tightening controls. In view of the age and history of many sites owned by the Group, the Group may incur liability in respect of sites which are found to be contaminated, together with increased costs of managing or cleaning up such sites. Site values could be affected and potential liability and clean-up costs may make disposal of potentially contaminated sites more difficult. The Contaminated Land Regulations, which implement provisions of the Environment Act 1995 (the “EA 1995”), require local authorities to identify sites where significant harm is being caused and to take appropriate steps. In order for harm to be demonstrated it must be shown that a source of pollution, a receptor and a pathway are present. Harm may be eliminated by clean-up or by breaking the source to receptor pathway. Clean-up is only required to “fit for subsequent use” standards, so that environmental compliance is consistent with the intended use of the site.

Other proposals which may, under certain conditions impose strict liability for environmental damage, such as the Environmental Liability Directive, are presently being adopted by the EU. ScottishPower is not currently aware of any liability which it may have under the EA 1995 or proposed EU directives which will have a materially adverse impact on its operations.

Generation Activities

The principal emissions from fossil-fuelled electricity generation are sulphur dioxide (“SO2”), oxides of nitrogen (“NOx”) and carbon dioxide (“CO2“) and particulate matter, such as dust, with the main waste being ash, namely pulverised fuel ash and furnace bottom ash. The primary focus of previous environmental legislation has been to reduce emissions of SO2, NOx and particulates, the first two of which contribute to acid rain. A number of other power station emissions and discharges are subject to environmental regulation.

In particular, the LCPD is relevant in view of the effect of a decision to opt in for regulation under that directive or, alternatively, to opt out will have on the manner and duration of operation of a generating facility.

The EU Emissions Trading Scheme is one of the policies introduced across Europe to help implement the Kyoto Protocol to tackle emissions of carbon dioxide and other greenhouse gases and to combat the threat of climate change. The scheme commenced on 1 January 2005 and works on a “cap and trade” basis where installations are allocated a number of allowances which they can then trade to achieve reduced CO2 emissions at least cost. The number of allowances allocated to each installation is set down in a document called the National Allocation Plan (“NAP”) which Member States were required to submit to the EU in 2004. The UK’s final NAP was published on 24 May 2005 and outlined the number of free allocations to be issued to each installation in the UK during 2005 to 2007. ScottishPower has 13 installations covered by the scheme and under the final NAP was allocated just under 14 million tonnes of CO2 allowances per annum. ScottishPower has fully integrated CO2 management into its energy portfolio and manages CO2 as a commodity alongside power, gas and coal.

28    ScottishPower

The UK NAP covering the second phase of the EU Emissions Trading Scheme (2008 to 2012) is to be submitted to the EU for consideration in the latter part of 2006. The UK Government have indicated that the methodology for free CO2 permit allocation will be based on benchmarking for the power sector.

The EPA 1990 is the primary UK statute governing the environmental regulation of power stations. In April 1991, it introduced a system of Integrated Pollution Control (“IPC”) for large scale industrial processes, including power stations, now enforced with respect to emissions to atmosphere in England & Wales by the Environment Agency (“EA”) and in Scotland by the Scottish Environment Protection Agency (“SEPA”). Each of ScottishPower’s power stations is required to have its own IPC authorisation, issued by the EA or SEPA, regulating emissions of certain pollutants, seeking to minimise pollution of the environment and containing an improvement programme. Each IPC authorisation requires that a power station uses the Best Available Techniques Not Entailing Excessive Cost (“BATNEEC”) to prevent the emissions described above or, to the extent this is not practicable, to minimise and render harmless any such emissions. ScottishPower’s IPC authorisations do not have an expiry date, but the EA or SEPA is required to review the conditions contained within them at least once every four years and may impose new conditions to prevent or reduce emissions of pollutants, subject to the application of BATNEEC.

The EU has agreed a Directive on Integrated Pollution Prevention and Control, which introduces a system of licensing for industrial processes such as power stations. This Directive is being implemented via the Pollution Prevention and Control (“PPC”) Regulations which will bring modifications to the IPC regime into effect, on a staged basis. The EU Directive will eventually require that all emission and pollution control measures are placed onto a “Best Available Techniques” (“BAT”) basis to control the impact on the environment. Existing large combustion plants, including power stations, are due to transfer over to the PPC regime during 2006 and must apply for PPC Permits during the period to March 2006. ScottishPower has six such plants. New plant must immediately comply with the PPC requirements and BAT.

The EU has adopted a framework directive on ambient air quality assessment and management and, under the auspices of UNECE, protocols regarding reductions in the emissions of SO2 and NOx have been agreed. These protocols are currently implemented in the EU by means of the LCPD and the revision of this Directive will implement tighter controls on emissions to air from 2008. The EU has finalised a “Ceilings Directive” which will implement the SO2 and NOx targets agreed in the UNECE Gothenburg Protocol. In the UK, the Government has submitted details to the EC of how it proposes to implement the LCPD. FGD plant equipment will be installed at Longannet coal fired power station. Installing FGD will help the Group to maintain a balanced portfolio, will contribute significantly to the security of energy supply in Scotland and has the potential to extend Longannet’s life beyond 2020. Cockenzie Power Station has been opted-out of the LCPD and will operate under limited conditions from 2008 onwards.

Compliance with local air quality issues will continue to be implemented in the UK by means of the National Air Quality Strategy (“NAQS”) published in 1997, and reviewed in 2000. The provisions of the revised LCPD and of NAQS are to be introduced through the PPC permitting process on a plant-by-plant basis. The Group has identified options that, given the appropriate commercial conditions, would enable it to continue the environmental improvements required by potential future limits arising from this review, without materially constraining operational and commercial flexibility.

US Environmental Regulation

US federal, state and local authorities regulate many PPM Energy activities pursuant to laws and regulations designed to prevent and control pollution and restore, protect and enhance the quality of

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the environment. These laws and regulations govern the construction, permitting, operation and closure of PPM Energy facilities. In general, these laws and regulations give rise to permit and pollution control requirements and other liabilities, principally in respect of Clean Air Act matters, which are often the subject of discussions and negotiations with the US Environmental Protection Agency (“EPA”) and state regulatory authorities. Future changes in US environmental laws or regulations could impose additional mitigation requirements on PPM Energy’s facilities, increase operating costs, including those relating to site clean-up and closure, and give rise to challenges in obtaining and maintaining required operational permits.

Air Quality

PPM believes that it has all required permits to operate natural gas-fired combustion turbine plants.

Endangered Species

Protection of threatened and endangered species and their habitat makes it difficult and more costly to perform some of the core activities of the US business, including, the siting, permitting, construction and operation of thermal and wind generation facilities.

Environmental Clean-ups

Under the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and similar state statutes, entities that accidentally or intentionally dispose of, or arrange for the disposal of, hazardous substances may be liable without regard to fault for the clean-up of the contaminated property. In addition, the current or former owners or operators of contaminated sites also may be strictly liable for corrective action costs.

Water Quality

The Federal Clean Water Act and individual state clean water regulations require permits for the discharge of wastewater, including storm water runoff from the electricity plants into surface waters and groundwater.

16.    Employment Regulation

Each of the UK and the US has extensive legislation covering both health and safety and equal opportunities at work. ScottishPower has well-defined policies in place throughout its businesses that cover a wide range of employment issues such as disciplinary action, grievance, harassment, discrimination, stress and ‘whistle-blowing’.

Health and Safety

During January and February 2005, the performance of eight Group business units was assessed against the Group Health & Safety Standards. The results showed a marked improvement on the 2003/04 performance assessment.

UK Business    The lost time accident (“LTA”) rate for the UK business reduced from 0.62 to 0.42, reflecting a reduction in LTAs from 48 to 36. The Generation Business had a period of more than six months without any employee LTAs and only two LTAs during the 12 months to April 2005. As UK regulators and enforcement authorities increasingly seek to raise the priority and importance that

30    ScottishPower

companies give to health and safety issues, they are likely to take action for any non-compliance. The Group continues to support industry organisations, such as the Association of Electricity Producers and Energy Networks Association, and engages in representation to the UK Health and Safety Executive, the DTI and other relevant organisations through these industry groups.

US Business    PPM Energy maintained its 0.0 LTA rate from prior years, whilst Pacific Klamath Energy was re-certified in the Oregon Sharp Program from the Oregon Occupational Safety and Health Administration. PPM Energy’s Health & Safety Committee continues to meet on a regular basis, providing senior executive oversight and leadership in these areas. Major initiatives are underway in PPM Energy to prevent accidents.

17.    Current Trading and Prospects

The nine months to 31 December 2005 demonstrate a strong performance from continuing operations. The Company remains on track to deliver performance for the full year to 31 March 2006 in line with the Board’s expectations.

18.    Dividend and Dividend Policy

The Board of ScottishPower announced on 22 November 2005 that, following a review of dividend policy, it intends to pay a fourth quarter dividend of 9.4 pence per New Ordinary Share (2004: 7.65 pence) resulting in a total dividend for the year ended 31 March 2006 of 25 pence per Ordinary Share, a year-on-year increase of 11.1% per Ordinary Share. For the following two years, the Board is aiming to deliver an annual increase in the dividend of a minimum of 7% per Ordinary Share. In light of the completion of the sale of PacifiCorp, the Board intends to pay the dividend bi-annually.

This policy (and the proposed fourth quarter dividend) reflects the Board’s confidence in the prospects of the Energy Networks business following the recent regulatory review, the strong performance of the Energy Retail & Wholesale businesses, and the expected returns to be achieved from the recent and ongoing investment in PPM Energy.

It is expected that the record date for the fourth quarter dividend of 9.4 pence per New Ordinary Share will be 2 June 2006.

The table set out below lists the quarterly dividend distributions and the amount of the dividend per Ordinary Share for each of the three financial years to 31 March 2003, 2004 and 2005 and the nine months to 31 December 2005:

	Years ended 31 March
	2006		2005		2004		2003
Dividends paid or proposed by the Company	Pence per Ordinary Share	£m	Pence per Ordinary Share	£m	Pence per Ordinary Share	£m	Pence per Ordinary Share	£m
- Q1	5.2	96.0	4.95	91.1	4.75	87.5	7.177	132.5
- Q2	5.2	96.3	4.95	91.0	4.75	87.4	7.177	132.7
- Q3	5.2	96.4	4.95	91.1	4.75	87.3	7.177	132.1
- Q4	—[1]	—[1]	7.65	139.4	6.25	112.9	7.177	132.2

Total	15.6[1]	288.7[1]	22.5	412.6	20.5	375.1	28.708	529.5

1	The Board announced on 22 November 2005 that, following a review of dividend policy, it intends to pay a 2006 fourth quarter dividend of 9.4 pence per New Ordinary Share. This will result in a total dividend of 25.0 pence for the financial year ended 31 March 2006 being the aggregation of the Q1, Q2 and Q3 dividend per Existing Ordinary Share and the Q4 dividend per New Ordinary Share.

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Part 4

Operating and Financial Review

The following review should be read in conjunction with the financial information set out in Part 5 and the rest of this document. Investors should read the whole document and not just rely on key or summarised information set out in this Part 4. The financial information set out below has been extracted from ScottishPower’s most recent quarterly results statement for the nine months to 31 December 2005, unaudited and prepared under IFRS; and from ScottishPower’s audited Group Accounts for the years ended 31 March 2005, 2004 and 2003, prepared under UK GAAP. ScottishPower was required to adopt IFRS for the first time for the financial year commencing 1 April 2005.

This Part 4 includes forward-looking statements that involve risks and uncertainties. ScottishPower’s actual results may differ materially from the results discussed in forward-looking statements as a result of certain factors, including those set out under “Risk Factors” in Part 2 and elsewhere in this document.

1.    Financial Highlights

The main focus of the results is on the Group’s continuing operations, as PacifiCorp has been reported as a discontinued operation during 2005/06. Items marked * and # represent adjusted results, further details of which are given below. These adjustments have been made in order to present the results on a comparable basis and ScottishPower management believes this provides a better indication of underlying business performance.

		Results Reported under IFRS
		9 months ended 31/12/05	9 months ended 31/12/04
Continuing operations
Revenue	£m	3,772.4	3,206.5
Reported operating profit	£m	488.0	477.6
Adjusted operating profit*	£m	559.1	416.3
Reported profit before taxation	£m	345.1	393.2
Adjusted profit before taxation*	£m	470.1	331.9
Reported profit after taxation	£m	310.8	292.5
Adjusted profit after taxation*	£m	372.1	249.9
Profit from discontinued operations	£m	263.1	238.8
Total assets	£m	17,825.4	14,433.7
Net assets	£m	4,797.5	4,811.5
Net debt—continuing operations	£m	2,980.4	—
Net debt—continuing and discontinued operations	£m	5,528.4	4,539.4
Net cash generated from operations—continuing operations	£m	344.7	288.5
Ordinary dividend per share	pence	15.60	14.85
Reported earnings per share for continuing operations	pence	16.87	15.87
Adjusted earnings per share for continuing operations*	pence	20.20	13.55
Reported Group earnings per share	pence	31.17	28.77
Adjusted Group earnings per share*	pence	31.30	26.44

Items marked * represent the results of ScottishPower’s operations adjusted to: (i) exclude the effects of IAS 39; (ii) for 2004/05, exclude the impact of contracts which were previously marked to market or

32    ScottishPower

otherwise fair valued but are now subject to IAS 39; (iii) exclude exceptional items; and (iv) in relation to PacifiCorp, include depreciation and amortisation charges on non-current assets held for sale, which under IFRS are not recognised in the Group from 24 May 2005.

		Results Reported under UK GAAP
Total Group		y/e 31/03/05	y/e 31/03/04	y/e 31/03/03
Turnover	£m	6,848.8	5,797.1	5,273.8
Reported operating profit	£m	152.6	1,022.6	945.9
Adjusted operating profit#	£m	1,197.1	1,150.6	1,084.9
Reported (loss)/profit on ordinary activities before taxation	£m	(29.3)	792.1	696.8
Adjusted profit on ordinary activities before taxation#	£m	1,015.2	920.1	835.8
Reported (loss)/profit after taxation	£m	(303.4)	543.7	487.8
Adjusted profit after taxation#	£m	741.1	671.7	626.8
Total assets	£m	14,346.1	13,806.8	13,858.1
Net assets	£m	4,037.7	4,751.8	4,628.8
Net debt	£m	4,147.0	3,724.5	4,321.0
Cash inflow from operating activities	£m	1,259.7	1,364.0	1,412.9
Ordinary dividend per share	pence	22.50	20.50	28.708
Reported Group (loss)/earnings per share	pence	(16.83)	29.40	26.17
Adjusted Group earnings per share#	pence	40.22	36.40	33.71
Employees–year end full-time equivalent		15,622	14,399	13,428

Items marked # represent the results of our operations adjusted to exclude the impact of goodwill amortisation and exceptional items.

2.    Operating and Financial Review

Following a strategic review, the Board concluded in May 2005 that Shareholders’ interests were best served by a sale of PacifiCorp and the return of capital to Shareholders. The sale of PacifiCorp, to MidAmerican completed on 21 March 2006.

ScottishPower’s objective is to focus management and capital on the further development of its continuing businesses—Energy Networks, Energy Retail & Wholesale and PPM Energy.

In delivering its objective, ScottishPower faces a number of principal risks and uncertainties which are set out in Part 2 of this document headed “Risk Factors”.

The Group’s financial condition and operating results during the latest three financial years ended on 31 March 2003, 2004 and 2005 and for the nine months ended 31 December 2005 are incorporated by reference into this document by references to: pages 33 to 44 of the Annual Report and Accounts 2002/03; pages 34 to 49 of the Annual Report and Accounts 2003/04; pages 36 to 57 of the Annual Report and Accounts 2004/05 and pages 1 to 8 of ScottishPower’s 2005/06 nine month results statement, including 3rd Quarter to 31 December 2005. This information can be accessed by visiting ScottishPower’s website at www.scottishpower.com.

Information on legislative and regulatory issues affecting the Group’s operations is provided within Part 3 “Business of ScottishPower” of this document on pages 22 to 30. Information on regulatory and business risks related to ScottishPower is provided within Part 2 “Risk Factors” of this document on pages 8 to 14. Information on litigation relating to ScottishPower is provided within Section 2 “Risk

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Factors” of this document on page 13 and within Part 8 “Additional Information” of this document on pages 74 and 75. Additional information on legislative and regulatory issues affecting the Group’s operations during the three financial years ended 31 March 2003, 2004 and 2005 are incorporated by reference into this document by references to: pages 19 to 26 of the Annual Report and Accounts 2002/03; pages 17 to 24 of the Annual Report and Accounts 2003/04; and pages 21 to 27 of the Annual Report and Accounts 2004/05. Information on the regulatory and political business risks and litigation relating to ScottishPower during the latest three financial years ended 31 March 2003, 2004 and 2005 are incorporated by reference into this document by references to: pages 28 to 29 of the Annual Report and Accounts 2002/03; pages 28 to 29 of the Annual Report and Accounts 2003/04; and page 32 and pages 73 to 75 of the Annual Report and Accounts 2004/05. This information can be accessed by visiting ScottishPower’s website at www.scottishpower.com.

Information on the Group’s employees is provided within Part 3 “Business of ScottishPower” of this document on page 20 of this document. Additional information on the Group’s employees during the latest three financial years ended 31 March 2003, 2004 and 2005 are incorporated by reference into this document by references to: pages 26 to 27 of the Annual Report and Accounts 2002/03; page 8 and pages 26 to 28 of the Annual Report and Accounts 2003/04; and page 11 and pages 31 to 32 of the Annual Report and Accounts 2004/05. This information can be accessed by visiting ScottishPower’s website at www.scottishpower.com.

Net capital investment in assets for the Group’s continuing operations was £897 million, £482 million and £435 million for the financial years ending 31 March 2005, 2004 and 2003 respectively. This expenditure is analysed by business and by geographical location below:

£m	2005	2004	2003
Energy Networks	267	260	230
Energy Retail & Wholesale	546	93	68
PPM Energy	84	129	137

Continuing Operations	897	482	435

UK Investment Expenditure (£m)	813	353	298
US Investment Expenditure (£m)	84	129	137

UK Investment (%)	91%	73%	69%
US Investment (%)	9%	27%	31%

In the year to 31 March 2005, net capital investment expenditure was £897 million, with £600 million (67%) invested for growth and the remaining £297 million invested in refurbishment, upgrade and other projects. Growth investment included the acquisition of the 800 MW Damhead Creek power plant for £320 million and the remaining 50% of the 400 MW Brighton Power plant for £71 million. Other growth investment included network reinforcement and windfarm development.

Additional information based on the unaudited accounting records on ScottishPower’s revenue, capital investment and net assets for the nine months to 31 December 2005 is provided below.

External revenue increased by £566 million to £3,772 million for the nine months to 31 December 2005, compared to the equivalent period in 2004/05. Energy Network’s revenue increased by £135 million largely due to a combination of a change in billing arrangements under BETTA and increased external regulatory income following the recent price control reviews. Energy Retail & Wholesale’s revenue rose by £369 million, reflecting tariff rises within the retail electricity and gas markets, which were required due to increasing commodity prices, customer number growth and higher priced wholesale market sales. PPM Energy’s revenue increased by £70 million due to increased volumes of owned gas storage and increased ownership of wind power plants.

34    ScottishPower

Capital investment in continuing operations for the nine months to 31 December 2005 amounted to £742 million. Of this, £521 million, or 70%, was invested for growth, primarily in the UK and US windfarm portfolios. Geographically, £356 million was invested in the UK and £386 million in the US. Investment in the UK has focused on value enhancing windfarm developments and network reinforcement and refurbishment. In the US, PPM Energy’s expenditure included the construction of five operational wind projects, totalling 574 MW.

Group net assets of £4,798 million were £840 million higher than as at 31 March 2005, under IFRS. The implementation of IAS 39 increased net assets by £607 million (gross of tax) as at 31 December 2005, principally within Energy Wholesale, as a consequence of the Group’s effective economic hedging strategy and rising commodity prices. The balance sheet reflects PacifiCorp’s treatment as a discontinued operation, classified as assets and liabilities held for sale. As at 31 December 2005 the assets held for sale were £7.5 billion, offset by liabilities held for sale of £4.9 billion. Under IFRS, the prior year balance sheet is not permitted to be restated on a similar basis.

3.    Property, Plant and Equipment

The property, plant and equipment of the Group during the latest three financial years ended 31 March 2003, 2004 and 2005 is incorporated by reference into this document by references to: pages 14 to 16, page 18 and pages 31 to 32 of the Annual Report and Accounts 2002/03; pages 12 to 17 and pages 31 to 32 of the Annual Report and Accounts 2003/04; and pages 15 to 18, page 20 and pages 34 to 35 of the Annual Report and Accounts 2004/05. This information can be accessed by visiting ScottishPower’s website at www.scottishpower.com.

Further information on the Group’s property, plant and equipment is given below.

United Kingdom

Transmission and distribution

ScottishPower owns a substantial UK electricity transmission and distribution network which extends to approximately 112,000 km, with some 65,000 km of underground cables and 47,000 km of overhead lines, comprising both the distribution system to customers in its two authorised areas and, in Scotland, its high-voltage transmission system (132 kV and above), including those parts of the England-Scotland interconnector which are in its Scottish authorised area. A single, Great Britain-wide system operator, National Grid plc, has operational control of the Great Britain transmission system, including the balancing of generation and demand in Scotland. However, ScottishPower retains network ownership and all associated responsibilities, including development of the network.

Power plant portfolio

Energy Wholesale operates ScottishPower’s generation assets in the UK and manages the Group’s exposure to the UK wholesale electricity and gas markets. Energy Wholesale operates over 6,300 MW of generating capacity, comprising coal, gas, hydroelectric and wind power generation assets, giving the business a particularly flexible portfolio.

In the next financial year, the focus of the Group’s investment will continue to be on network reinforcement and refurbishment and on renewable generation projects. The Group will also

ScottishPower    35

commence the installation of flue gas desulphurisation equipment at its 2,304 MW Longannet Power Station. For further details in relation to this investment, please refer to paragraph 11(f) “Material Contracts” of Part 8 of this document.

United States

Power production and wholesale sales

PPM Energy has more than 1,600 MW of wind power in construction or operation currently under its control. PPM Energy also owns or controls another 806 MW of thermal power.

Wind power

PPM Energy added 574 MW of new wind generation to its portfolio since 1 April 2005, bringing its total to 799 MW of owned wind power in operation from coast to coast. PPM Energy also has a robust pipeline of 9,000 MW of development opportunities and aims to deliver its goal of 2,300 MW of renewables by 2010.

Gas storage and hub services

PPM Energy’s three major gas storage facilities are in Alberta, Canada, Texas and New Mexico. Each is connected into substantial pipeline networks serving well-diversified customer bases under firm, long and short-term contract arrangements. In addition to around 50 BCF of gas storage capacity under the Group’s ownership, PPM Energy increased its available gas storage capacity by more than 30 BCF through contracting for capacity in third-party storage facilities. PPM Energy also has begun development of a 9.5 BCF high-deliverability salt cavern gas storage project in west Texas and expansion by 1.5 BCF of its Grama Ridge gas storage facility in New Mexico.

4.    Environmental Issues

The Group’s UK businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the UNECE. There are also provisions governing the impact of transmission and distribution systems and the disposal of waste arising from operations.

US federal, state and local authorities regulate many PPM Energy activities pursuant to laws and regulations designed to prevent and control pollution and restore, protect and enhance the quality of the environment, including the protection of avian species. These laws and regulations govern the construction, permitting, operation and closure of PPM Energy facilities and give rise to permit and pollution control requirements and other liabilities.

Further details of the more specific legislative and regulatory background to the environmental issues affecting the operations of the Group’s businesses are set out on pages 26 to 29 in Part 3 –“Business of ScottishPower“ of this document.

Additional information on environmental issues affecting the operations of the Group’s business during the latest three financial years ended 31 March 2003, 2004 and 2005 are incorporated by

36    ScottishPower

reference into this document by references to: page 17 and pages 24 to 26 of the Annual Report and Accounts 2002/03; pages 15 to 16 and pages 24 to 26 of the Annual Report and Accounts 2003/04; and page 19 and pages 27 to 31 of the Annual Report and Accounts 2004/05. This information can be accessed by visiting ScottishPower’s website at www.scottishpower.com.

5.    Capital Resources

ScottishPower’s treasury focus is to minimise interest costs and effectively manage both foreign exchange and interest rate risk, whilst ensuring that borrowings are financed from a variety of competitive sources and that committed facilities are available both to cover uncommitted borrowings and to meet the financing needs of the Group in the future. A further priority is to maximise the return on investment of the Group’s cash balances whilst avoiding excessive credit risk. All cash balances are held in sterling with the exception of approximately $75 million that is retained in the US to permit financial flexibility in relation to the operations of PPM Energy.

In accordance with the Group’s interest policy, the Group is targeting a long-term benchmark of at least 70% fixed rate interest. As at 31 December 2005, 72% of the Group’s net borrowings were fixed for periods of more than one year.

Over the past few years the level of net debt within the Group has been impacted principally by a combination of corporate transactions and the large capital expenditure programme. The seasonality of the underlying UK and PPM businesses, mean that fuel purchases for the peak winter months create a peak funding requirement in autumn.

The Group’s capital resources during the latest three financial years ended 31 March 2003, 2004 and 2005 are incorporated by reference into this document by references to: pages 35, 39 and pages 42 to 44 of the Annual Report and Accounts 2002/03; page 38 and pages 46 to 49 of the Annual Report and Accounts 2003/04; page 43 and pages 53 to 57 of the Annual Report and Accounts 2004/05. This information can be accessed by visiting ScottishPower’s website at www.scottishpower.com.

Detailed discussion of the Group’s liquidity and capital resources is provided on pages 53 to 57 of the Annual Report and Accounts 2004/05. Details of interest cover and fixed/floating ratios are given on page 54. Balance sheet hedging activities and an analysis of historic cash flow and net debt are shown on pages 54 and 55. The Group’s funding and treasury policies are set out in detail in pages 55 and 56 while the impact on the Group’s treasury activities following the implementation of IFRS in general, and IAS 39 in particular is discussed on pages 67 to 70. Full details of the Group’s loans and other borrowings, including currencies in which cash and cash equivalents are held and the maturity profile of borrowings are set out in Note 20 on pages 129 to 134. A detailed discussion of the control environment in which the Group’s treasury function operates, together with the Group’s approach to risk management in treasury-related areas, can be found on pages 79 and 80. This information is hereby incorporated by reference into this document.

Information based on the unaudited accounting records on the Group’s capital resources as at 31 December 2005 is given below.

Financing

The Group is funded at a number of levels. As at 31 December 2005 ScottishPower UK had bonds and notes outstanding totalling £1,974 million. This debt was raised in the period from 1997 to 2001 and benefits from guarantees from SP Distribution Limited and SP Transmission Limited. From 2001

ScottishPower    37

onwards any new debt was issued by Scottish Power plc and now totals $1,500 million. Scottish Power plc is also the guarantor of $700 million of convertible bonds issued by Scottish Power Finance (Jersey) Limited and loans from the European Investment Bank of £50 million to SP Transmission, £100 million to SP Distribution and £50 million to SP Manweb plc. None of these loans, bonds and notes are due for repayment by 31 December 2007. In December 2005 Scottish Power plc signed a £500 million revolving credit facility with a syndicate of international banks. The facility was undrawn as at 30 March 2006 (the latest practicable date prior to publication of this document) and has an ultimate maturity in 2010. For further information on material financing contracts, please refer to paragraph 11 of Part 8 of this document.

It is the Group’s policy to pre-fund all capital expenditure in the bond markets wherever possible and to keep its bank financing in reserve. As a result, as at 31 December 2005, the Group had surplus cash balances of £743 million.

There are two key ratios governing the Group’s banking and loan facilities. ScottishPower’s bank facility contains a covenant restricting total consolidated net borrowings to no more than 4.25 times consolidated operating cash flows before movements in working capital. SP Manweb plc’s loan from the European Investment Bank contains an interest cover covenant of 4.0 times. Both companies have operated and continue to operate well within these ratio covenants.

There are no material business restrictions in ScottishPower UK’s bond and note documentation. Three members of the ScottishPower UK Group, SP Distribution Limited, SP Transmission Limited and SP Manweb plc hold licences under the Electricity Act and are subject to the restrictions of that Act. As a result there are potential restrictions on their ability to pay dividends or to lend funds to ScottishPower UK which has undertaken to maintain investment grade credit ratings for all three companies. As long as the upstream guarantees from SP Distribution Limited and SP Transmission Limited support ScottishPower UK’s bonds and notes, and those guarantees exceed 78% of the guarantors’ regulatory asset value, ScottishPower UK has agreed to restrict its own indebtedness and to maintain a credit rating of at least BBB/Baa2. These restrictions have never had, and are not expected to have, an adverse impact on the ability of ScottishPower to meet its cash obligations. The restrictions on the powers of the Directors to exercise the borrowing powers of the Company in the Company’s Articles of Association are summarised in paragraph 4 of Part 8 of this document.

PPM Energy is funded by loans from other Group companies and does not hold any external debt. As part of the proposed financing structures to enable PPM Energy to utilise fully the benefits of production tax credits going forward, the Group would expect to realise accelerated cash receipts against any debt or financing requirements.

The Group has used interest rate and foreign exchange risk management programmes to minimise and manage earnings volatility whilst protecting the value of the Group’s overseas assets. Against these objectives, the effective use of dollar denominated debt and derivatives substantially protects the Group’s earnings and net assets from foreign exchange volatility, while allowing the Group to benefit from interest rates in dollars that have been lower than those in sterling. Following the impairment of PacifiCorp’s net assets in May 2005 and the completion of the sale of PacifiCorp on 21 March 2006, all of the cross-currency swaps hedging the net investment and the associated interest rate derivatives have been cancelled. The Group will continue to operate a hedging programme to hedge the earnings and net assets of PPM Energy, but at a substantially reduced level.

38    ScottishPower

Cash flow and net debt

Cash generated from continuing operating activities of £345 million for the nine months to 31 December 2005, was £56 million higher than December 2004. Operating cash flows before working capital of £741 million were partly offset by working capital requirements of £396 million. This included increased seasonal movements in PPM Energy’s gas storage inventories, which are expected largely to reverse by March 2006.

Net cash interest costs for the nine months were £52 million compared with net finance costs of £143 million with the difference principally reflecting £54 million of fair value losses on financing derivatives, mainly from the mark-to-market effect of the rise in the share price on the $700 million convertible bond; timing differences on the settlement of interest costs; the unwinding of discount on provisions; benefits associated with our hedging strategy and capitalised interest. Cash taxation was £30 million compared with an income tax charge of £34 million. Although these were close in value, the latter included a tax credit of £45 million on IAS 39 losses which offset underlying cash tax timing differences arising from the Group’s investment programme and the settlement of outstanding items with the tax authorities.

Net cash from operating activities was £265 million and this contributed to the funding of the Group’s investment programme. Net cash used in investing activities of £844 million mainly comprised capital investment associated with the Group’s organic investment programme and the equity investment, net of dividends, made into PacifiCorp. Cash used in investing activities was £287 million higher than the same period last year mainly due to the equity investment in PacifiCorp.

Net cash used in financing activities of £320 million largely consisted of dividend payments of £332 million, the repayment of debt of £100 million and net cash resulting from maturing and cancellation of net investment hedges.

As a result of the above cash flows, there was a net decrease in cash and cash equivalents of £899 million from 1 April 2005 to 31 December 2005.

After adjusting for the cash outflow from the repayment of borrowings of £100 million and for adverse non-cash movements of £137 million, primarily relating to the effect of foreign exchange, net debt for continuing operations was £2,980 million at 31 December 2005, £935 million higher than at 1 April 2005. Net debt in relation to discontinued operations was disclosed within assets and liabilities held for sale on the Group’s balance sheet as at 31 December 2005.

In addition to the cash generated from operations and existing cash balances, the Group relies on flexible borrowing facilities from the capital markets, as described in the Financing section above, at favourable rates of interest as a source of liquidity to fund investment as required. Issues of debt are influenced by levels of short-term debt, cash from operations, capital expenditure, market conditions, regulatory approvals and other considerations.

ScottishPower    39

6.    Capitalisation and Indebtedness

The following table shows the gross consolidated indebtedness of Scottish Power plc, including PacifiCorp, (which was sold on 21 March 2006), as at 31 January 2006, based upon the unaudited accounting records as at this date, and its capitalisation as at 31 December 2005, extracted from the unaudited financial information incorporated by reference in Part 5 of this document.

Group including PacifiCorp £m
Current debt as at 31 January 2006
Secured(1) Unguaranteed/unsecured	(120.7) (315.8)
Total non-current debt as at 31 January 2006
Secured(1) Unguaranteed/unsecured	(1,902.1) (3,600.8)

(5,939.4)

Capitalisation(2) as at 31 December 2005
Share capital	935.9
Share premium	2,320.1
Other reserves	430.5

3,686.5

(1)	Relates entirely to debt issued by PacifiCorp which is secured on utility assets.
(2)	Excludes retained losses, hedge reserve and translation reserve.

There has been no material change to the capitalisation(2) between 31 December 2005 and 31 March 2006.

The following table shows the net financial indebtedness of Scottish Power plc, including PacifiCorp, (which was sold on 21 March 2006), as at 31 January 2006, based upon the unaudited accounting records as at this date.

Group including PacifiCorp £m
Cash	688.6
Cash equivalent	190.0

Liquidity	878.6

Current bank debt	(22.9)
Current portion of non current debt	(232.1)
Other current financial debt	(181.5)

Current financial debt	(436.5)

Net current financial indebtedness	442.1

Non-current bank loans	(199.2)
Bonds issued	(4,460.9)
Other non-current loans	(842.8)

Non-current financial indebtedness	(5,502.9)

Net financial indebtedness	(5,060.8)

40    ScottishPower

In addition to the above, as at 31 January 2006, the Group excluding PacifiCorp had contingent indebtedness in the form of undrawn bank facilities totalling £500 million.

At 31 January 2006, PacifiCorp had contingent indebtedness in the form of undrawn bank facilities totalling $800 million, and an undrawn letter of Credit facility of $573 million.

At 31 January 2006, the Group including PacifiCorp had indirect indebtedness not included in the above table of £82.1 million, representing ScottishPower’s share of debt in a joint arrangement for the Klamath Co-generation Plant. The borrowings are the subject of a $60 million guarantee provided by ScottishPower Holdings, Inc. in respect of second lien revenue bonds.

The Group including PacifiCorp also has treasury related financial instruments not reflected in the analysis above with the following fair values at 31 January 2006.

Group including PacifiCorp Asset/ (liability) £m
Cross currency contracts	69.9
Interest rate contracts	24.2
Net investment contracts	(72.1)
Equity linked contracts	(149.2)

Included within net investment contracts are treasury related financial instruments with a fair value of £(86.1) million that were settled following completion of the sale of PacifiCorp on 21 March 2006.

ScottishPower    41

Part 5

Financial Information

The audited historical financial information of the Group covering the latest three financial years ended 31 March 2003, 2004 and 2005 is incorporated into this document by reference to pages 107 to 169 of the Annual Report and Accounts 2004/05, pages 85 to 146 of the Annual Report and Accounts 2003/2004 and pages 70 to 130 of the Annual Report and Accounts 2002/03.

PricewaterhouseCoopers LLP, a member firm of the Institute of Chartered Accountants in England and Wales, has audited the accounts of ScottishPower for each of the three financial periods ended 31 March 2003, 2004 and 2005 and has issued audit reports in respect of each such accounts. Such reports are hereby incorporated by reference into this document by reference to page 170 of the Annual Report and Accounts 2004/05, page 147 of the Annual Report and Accounts 2003/04 and page 131 of the Annual Report and Accounts 2002/03.

The unaudited historical financial information of the Group covering the nine months to 31 December 2005 (being the financial statements at pages 9-12 and the notes to the accounts at pages 13-28 of the Company’s quarterly report and the auditors review in respect of it at page 29) is incorporated into this document by reference.

This information can be accessed by visiting ScottishPower’s website at www.scottishpower.com.

42    ScottishPower

Part 6

Pro Forma Financial Information

Pro forma statement of net assets

The unaudited consolidated pro forma statement of net assets set out below has been prepared to illustrate the effect of the sale of PacifiCorp and Return of Cash on the consolidated net assets of the Group had the sale of PacifiCorp and Return of Cash taken place as at 31 December 2005. The information, which is produced for illustrative purposes only, by its nature addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results. The unaudited pro forma statement of net assets is compiled on the basis set out below.

	ScottishPower net assets at 31 December 2005 £m (1)	Adjustment PacifiCorp net assets at 31 December 2005 £m (2)	Adjustment £m (3)	Adjustment £m (4)	Adjustment £m (5)	Adjustment £m (6)	Pro forma net assets of the Group following the sale and return of cash £m
Non-current assets
Intangible assets
- Goodwill	100.9	—	—	—	—	—	100.9
- Other intangible assets	170.0	—	—	—	—	—	170.0
Property, plant and equipment	5,341.2	—	—	—	—	—	5,341.2
Investments accounted for using the equity method	128.7	—	—	—	—	—	128.7
Derivative financial instruments	755.8	—	—	(30.8)	—	—	725.0
Finance lease receivables	127.7	—	—	—	—	—	127.7

Non-current assets	6,624.3	—	—	(30.8)	—	—	6,593.5

Current assets
Inventories	334.8	—	—	—	—	—	334.8
Trade and other receivables	1,727.7	—	—	—	—	—	1,727.7
Derivative financial instruments	867.9	—	—	—	—	—	867.9
Finance lease receivables	16.0	—	—	—	—	—	16.0
Cash and cash equivalents	742.8	—	2,861.7	(111.3)	(100.4)	(2,250.0)	1,142.8
Assets held for sale	7,511.9	(7,476.6)	—	(35.3)	—	—	—

Current assets	11,201.1	(7,476.6)	2,861.7	(146.6)	(100.4)	(2,250.0)	4,089.2

Total assets	17,825.4	(7,476.6)	2,861.7	(177.4)	(100.4)	(2,250.0)	10,682.7

Current liabilities
Loans and other borrowings	(140.0)	—	—	—	—	—	(140.0)
Obligations under finance leases	(10.3)	—	—	—	—	—	(10.3)
Derivative financial instruments	(363.1)	—	—	—	—	—	(363.1)
Trade and other payables	(1,538.9)	—	—	—	—	—	(1,538.9)
Current tax liabilities	(362.6)	—	—	—	—	—	(362.6)
Short-term provisions	(21.9)	—	(2.3)	—	—	—	(24.2)
Liabilities held for sale	(4,925.2)	4,925.2	—	—	—	—	—

Current liabilities	(7,362.0)	4,925.2	(2.3)	—	—	—	(2,439.1)

Non-current liabilities
Loans and other borrowings	(3,510.0)	—	—	—	—	—	(3,510.0)
Obligations under finance leases	(62.9)	—	—	—	—	—	(62.9)
Derivative financial instruments	(573.9)	—	—	193.3	—	—	(380.6)
Retirement benefit obligations	(200.9)	(10.0)	—	—	100.4	—	(110.5)
Deferred tax liabilities	(797.8)	3.8	—	(15.9)	—	—	(809.9)
Long-term provisions	(39.3)	—	(31.3)	—	—	—	(70.6)
Deferred income	(481.1)	—	—	—	—	—	(481.1)

Non-current liabilities	(5,665.9)	(6.2)	(31.3)	177.4	100.4	—	(5,425.6)

Total liabilities	(13,027.9)	4,919.0	(33.6)	177.4	100.4	—	(7,864.7)

Net assets	4,797.5	(2,557.6)	2,828.1	—	—	(2,250.0)	2,818.0

ScottishPower    43

Notes

1.	The net assets of the ScottishPower Group at 31 December 2005 have been extracted without material adjustment from the published unaudited accounts of ScottishPower for the nine months ended 31 December 2005.

2.	The net assets of PacifiCorp at 31 December 2005 have been extracted from the published unaudited accounts of ScottishPower for the nine months ended 31 December 2005 after adjusting for:

a.	As disclosed in Part 8, under the terms of the Stock Purchase Agreement, certain pension obligations in respect of some former employees of businesses that were previously sold by PacifiCorp and some current employees who have remained with the ScottishPower Group following the disposal of PacifiCorp.

b.	Certain treasury derivative financial instruments relating to PacifiCorp which have been settled at completion and included within adjustment 4 below.

3.	As disclosed in Part 8, under the terms of the Stock Purchase Agreement, net proceeds from the disposal is comprised as follows.

£m
Proceeds of $5,109 million for the equity of PacifiCorp	2,970.4
Expenses of $94 million	(54.7)
Investment of additional equity of $109.7 million in PacifiCorp between 31 December 2005 and the date of disposal	(63.8)
Dividends received from PacifiCorp of $16.8 million between 31 December 2005 and the date of disposal	9.8

Net proceeds from disposal	2,861.7

As disclosed in Part 8, under the terms of the Stock Purchase Agreement, the ScottishPower Group is required to make payments to MidAmerican of $4.0 million per annum for a period of 25 years. For the purposes of the pro forma statement of net assets, a discounted provision of £33.6 million has been recognised in respect of this contractual commitment. The element of this provision due in less than one year, being £2.3 million, has been included in short-term provisions, and the balance of £31.3 million, within long-term provisions.

4.	Adjustment to reflect the settlement of certain ScottishPower treasury derivative financial instruments, principally being used by the Group to hedge the exchange rate exposure associated with the net assets of PacifiCorp.

5.	As disclosed in Part 7 of this document special contributions to each pension scheme will be made in order to reduce the pension deficit on completion of the Return of Cash. This adjustment reflects only those special contributions which will be made on the Return of Cash.

6.	Adjustment to reflect the proposed Return of Cash to Shareholders, as disclosed in Part 1.

7.	Where necessary balances have been translated from US$ to £ using the exchange rate of £1=$1.72 prevailing at 31 December 2005.

8.	No adjustments have been made in the above unaudited pro forma statement of net assets to reflect trading or other transactions of ScottishPower or PacifiCorp since 31 December 2005 other than in relation to the additional equity investment and dividends noted above.

44    ScottishPower

PricewaterhouseCoopers LLP

Kintyre House

209 West George Street

Glasgow G2 2LW

The Directors

Scottish Power plc

1 Atlantic Quay

Glasgow

G2 8SP

UBS Limited

1 Finsbury Avenue

London

EC2M 2PP

Morgan Stanley & Co. Limited

25 Cabot Square

Canary Wharf

London

E14 4QA

31 March 2006

Dear Sirs

Scottish Power plc (the “Company”)

We report on the pro forma net asset statement set out in Part 6 of the Company’s prospectus dated 31 March 2006 which has been prepared on the basis described, for illustrative purposes only, to provide information about how the disposal of PacifiCorp and proposed return of cash to shareholders might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2005. This report is required by item 7 of Annex II of the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the pro forma net asset statement in accordance with item 20.2 of Annex I of the PD Regulation and item 13.5.31 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation and the Listing Rules on the pro forma net asset statement as to the proper compilation of the pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma net asset statement, nor do

ScottishPower    45

we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma net asset statement with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

1	the pro forma net asset statement has been properly compiled on the basis stated; and
2	such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3(2)(f), we are responsible for this report as part of the prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

46    ScottishPower

Part 7

Information Relating to the Return of Cash

1.    Reasons for the Return of Cash

On 21 March 2006 the Company announced the completion of the sale of PacifiCorp, the Company’s US regulated business to MidAmerican for cash proceeds of $5.1 billion and the return to Shareholders of £2.25 billion of the cash proceeds from the sale. A return of £2.25 billion to Shareholders represents approximately 120 pence per Existing Ordinary Share1. The combined effect of the sale of PacifiCorp and the Return of Cash on the earnings of the Company will be dilutive.

2.    Information concerning the B Shares

A description of the B Shares and the Deferred Shares, created pursuant to the Companies Act, is incorporated into this document by reference to pages 26 to 29 of the Circular to Shareholders dated 31 March 2006. This information has been made public and can be accessed by visiting the Company’s website at www.scottishpower.com.

3.    Terms and conditions of the Return of Cash

The terms and conditions of the Return of Cash are incorporated into this document by reference to Part 4 on pages 12 to 21 of the Circular to Shareholders dated 31 March 2006. This information has been made public and can be accessed by visiting the Company’s website at www.scottishpower.com.

4.    Convertible Bond and Share Options

As the Capital Reorganisation will result in a reduced number of New Ordinary Shares as compared to Existing Ordinary Shares, both awards and grants of options under the ScottishPower Share Schemes and the conversion rights attached to the Company’s Convertible Bonds will represent a larger proportion of the issued share capital following the Return of Cash than they do currently. Further details are set out in paragraph 3(d) of Part 8 of this document.

5.     Admission to trading and dealing arrangements

Applications will be made for the B Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities, with dealings expected to commence on 15 May 2006. The Company will apply for the B Shares to be admitted to CREST with effect from Admission so that general market transactions in the B Shares may be settled within the CREST system. For the purposes of dealings and settlement in CREST, the B Shares will be designated as “interim B Shares” under the ISIN GB00B125RP34 for the period from Admission (expected to be on 15 May 2006) until the Single B Share Dividend is declared and the Initial Repurchase Offer is made (which is expected to take place on 22 May 2006). During this period CREST holders will have their accounts credited with “interim B Shares” to allow them to elect electronically through the CREST system. On 22 May 2006, the B Shares will, for the purposes of dealings and settlement in CREST, be designated as “B Shares” and will be quoted in the Official List under the ISIN GB00B125RQ41.

[1]	The actual value returned per Existing Ordinary Share may vary as a result of the treatment of fractions.

ScottishPower    47

6.     Expenses of the creation of the B Shares

The expenses relating to the creation of the B Shares, including the Financial Services Authority and London Stock Exchange Admission fees, listing fee, professional fees and expenses and the costs of printing of documents are estimated to amount to approximately £5.8 million (including VAT) and are payable by the Group.

7.     Arrangements in respect of the ScottishPower pension schemes

In connection with the Return of Cash, ScottishPower has reached agreement with the trustees of the ScottishPower Pension Scheme, the ScottishPower Group Final Salary Lifeplan and the Manweb Group Section of the Electricity Supply Pension Scheme to make special contributions to each scheme in order to fund the FRS17 deficit (as at 31 December 2005) in respect of each scheme over a period of up to five years.

ScottishPower has made an aggregate lump sum contribution of £28 million during March 2006 into the relevant schemes. On completion of the Return of Cash to Shareholders, an aggregate lump sum contribution of £100 million will be made to the relevant schemes and four further aggregate annual payments of £13.2 million will be made to the relevant schemes commencing on 31 March 2007, subject to an FRS17 deficit continuing in those schemes at each due payment date.

ScottishPower has received a clearance statement from the Pensions Regulator, that it would not be reasonable to impose liability for a contribution notice on the applicants to the clearance application in respect of the proposed Return of Cash.

48    ScottishPower

Part 8

Additional Information

1.    Responsibility

The Directors, whose names are set out in paragraph 5(a) of this Part 8, and ScottishPower accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and ScottishPower (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.    The Company

(a)	The Company was incorporated in Great Britain and registered in Scotland on 19 February 1999 under the Companies Act as a public company limited by shares with company number 193794. The Company adopted the name Scottish Power plc on 30 July 1999. The principal legislation under which the Company operates and pursuant to which the Existing Ordinary Shares have been created, is the Companies Act and the regulations made thereunder.

(b)	The registered and head office of ScottishPower, situate in Scotland, is at 1 Atlantic Quay, Glasgow G2 8SP. The telephone number of the registered office is 0141 248 8200.

(c)	The Company is the holding company of the following principal subsidiary undertakings and investments:

Subsidiary undertakings	Class of share capital	Proportion of shares held	Activity
Core Utility Solutions Limited	‘A’& ‘B’ Ordinary shares £1	100%	Multi-utility design and construction service
CRE Energy Limited (Northern Ireland)	Ordinary shares £1	100%	Wind-powered electricity generation
PacifiCorp Financial Services, Inc. (USA)	Common stock	100%	Finance company
PacifiCorp Group Holdings Company (USA)	Common stock	100%	Investment holding
PacifiCorp UK	Voting shares $1	100%	Finance company
PPM Energy, Inc. (USA)	Common stock	100%	Wholesale power marketer, developer of wind-power projects and provider of natural gas storage/hub services
ScottishPower (DCL) Limited	Ordinary shares £1	100%	Electricity generation
ScottishPower Energy Management Limited	Ordinary shares £1	100%	Wholesale energy management company engaged in purchase and sale of electricity, gas and coal
ScottishPower Energy Management (Agency) Limited	Ordinary shares £1	100%	Agent for energy management activity of ScottishPower Energy Management Limited and ScottishPower UK plc
ScottishPower Energy Retail Limited	Ordinary shares £1	100%	Supply of electricity and gas to domestic and business customers
ScottishPower Generation Limited	Ordinary shares £1	100%	Electricity generation
ScottishPower Holdings, Inc. (formerly, PacifiCorp Holdings, Inc.) (USA)	Common stock	100%	US holding company
ScottishPower Insurance Limited (Isle of Man)	Ordinary shares £1	100%	Insurance
ScottishPower Investments Limited	Ordinary shares £1	100%	Holding company
ScottishPower NA 1 Limited#	Ordinary shares £1	100%	Holding company
ScottishPower NA 2 Limited#	Ordinary shares £1	100%	Holding company
Scottish Power Finance (Jersey) Limited (Jersey)#	Ordinary shares of no par value	100%	Finance company
Scottish Power Finance (US), Inc. (USA)##	Common Stock	100%	Finance company
ScottishPower (SCPL) Limited	‘A’ and ‘B’ Ordinary shares £1	100%	Electricity generation

ScottishPower    49

Subsidiary undertakings	Class of share capital	Proportion of shares held	Activity
ScottishPower (SOCL) Limited	‘A’ and ‘B’ Ordinary shares £1	100%	Management services
Scottish Power UK Group Limited#	Ordinary shares £1	100%	Holding company
Scottish Power UK Holdings Limited	Ordinary shares 50p	100%	Holding company
Scottish Power UK plc	Ordinary shares 50p	100%	Holding company
SP Dataserve Limited	Ordinary shares £1	100%	Data collection, data aggregation, meter operation and revenue protection
SP Distribution Limited	Ordinary shares £1	100%	Ownership and operation of distribution network within the ScottishPower area
SP Finance#	Ordinary shares £0.01	100%	Finance company
SP Finance 2 Limited#	Ordinary shares £1	100%	Holding company
SP Manweb plc	Ordinary shares 50p	100%	Ownership and operation of distribution network within the Mersey and North Wales area
SP Power Systems Limited	Ordinary shares £1	100%	Provision of asset management services
SP Transmission Limited	Ordinary shares £1	100%	Ownership and operation of transmission network within the ScottishPower area
Fixed asset investments Joint ventures
CeltPower Limited	‘B’ Ordinary shares £1*	100%	Wind-powered electricity generation
Colorado Wind Ventures LLC (USA)###	Not applicable	50%	Wind-powered electricity generation
N.E.S.T.Makers Limited	‘B’ Ordinary shares £1*	100%	Energy efficiency agent for the ‘fuel poor’/benefit market
ScotAsh Limited	‘B’ Ordinary shares £1*	100%	Sales of ash and ash-related cementitious products
Scottish Electricity Settlements Limited	Ordinary shares £1	50%	Scottish electricity settlements
Associated undertaking
Wind Resources Limited	‘B’ Ordinary shares £1**	100%	Wind-powered electricity generation

Notes

*	Represents 50% of the total issued share capital.
**	Represents 45% of the total issued share capital.
#	The investment in this company is a direct holding of Scottish Power plc.
##	Scottish Power Finance (US), Inc. is a 100% owned finance subsidiary of Scottish Power plc who will fully and unconditionally guarantee any securities issued by Scottish Power Finance (US), Inc.
###	Colorado Wind Ventures LLC elected to be treated as a partnership and therefore has no defined class of share capital.

All companies are incorporated in the United Kingdom, unless otherwise stated.

3.    Share Capital

(a)	As at 31 December 2005, the allotted and issued share capital of the Company was £935,810,649 divided into 1,871,621,298 Ordinary Shares of 50 pence each.

(b)	In the three financial years ended 31 March and the nine months to 31 December 2005, the following changes have occurred in the authorised and issued share capital of the Company:

At 31 March 2002, the authorised share capital of the Company was £1,500,000,001 divided into 3,000,000,000 Ordinary Shares of 50 pence each and one £1 special rights non-voting redeemable preference share. This remained unchanged at 31 March 2003, 31 March 2004, 31 March 2005 and 31 December 2005.

50    ScottishPower

The special rights non-voting redeemable preference share of £1 in ScottishPower (the “Special Share”) was issued by ScottishPower to the Secretary of State for Scotland on 30 July 1999 as part of a scheme of arrangement. It was redeemed at par on 5 May 2004. The Special Share did not carry any rights to vote at general meetings but entitled the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain Articles of Association of the Company, required the prior written consent of the holder of the Special Share. The Special Share conferred no right to participate in the capital or profits of the Company, except that on a winding-up the holder of the Special Share was entitled to repayment of £1 in priority to other Shareholders. Prior to 30 July 1999, the Secretary of State for Scotland held a Special Share with equivalent rights in the previous holding company of the Group (with company number SC117120, which was named Scottish Power plc.

Share capital reconciliation

	Allotted and issued
	number	£
At 1 April 2003 Issued during the year	1,855,932,802 3,606,121	927,966,401 1,803,060

At 1 April 2004 Issued during the year	1,859,538,923 5,804,762	929,769,461 2,902,381

At 1 April 2005 Issued during the year	1,865,343,685 7,636,384	932,671,842 3,818,192
Cancelled during the year	(1,750,000)	(875,000)

At 29 March 2006	1,871,230,069	935,615,034

Note 1: Nil £1 special rights non-voting redeemable preference share (2004: one; 2003: one).

Note 2: On 10 February 2006, ScottishPower purchased for cancellation 1,750,000 Ordinary Shares.

(c)	The only shares in ScottishPower that are held by or on behalf of the Company itself or by its subsidiaries are those which are held by the employee benefit trusts which hold 31.0 million shares for participants in the employee share schemes. These shares have a book value of £119.1 million and a face value of £15.5 million.

(d)	ScottishPower Finance (Jersey) Limited, a company incorporated in Jersey, has issued US$700,000,000 4% step-up perpetual subordinated convertible bonds (the “Convertible Bonds”) which are convertible into fully paid 4% exchangeable redeemable preference shares of ScottishPower Finance (Jersey) Limited which are guaranteed by and which will be exchangeable immediately upon issue for Ordinary Shares in ScottishPower. Details of the conditions governing the Convertible Bonds and the procedures for conversion and exchange are contained in pages 15 to 53 of the Offering Circular for the Convertible Bonds dated 8 July 2003, which are hereby incorporated by reference.

The Exchange Price (which is currently £4.60) at which the Convertible Bonds may be converted into Ordinary Shares will be adjusted as a result of the Return of Cash. The extent of the adjustment will be determined following the Reclassification and Share Capital Consolidation by reference to the issued share capital of the Company, the market value of the Ordinary Shares and the amount of the Return of Cash and will be announced by the Company. However, based on the market value of the Ordinary Shares as at 30 March 2006 (the latest practicable date prior to the publication of this document) and the details of the Capital Reorganisation, the Company does not currently expect that the amount of the adjustment to the Exchange Price will be significant.

As the Capital Reorganisation will result in a reduced number of New Ordinary Shares as compared to Existing Ordinary Shares, the conversion rights attached to the Convertible Bonds

ScottishPower    51

(before any adjustment to the Exchange Price) will represent a larger proportion of the issued share capital following the Return of Cash than they do currently.

(e)	Pursuant to resolutions contained in the Circular to Shareholders to be put to Shareholders at the Extraordinary General Meeting, it is proposed (amongst other things) that, conditionally upon, but taking effect immediately prior to, Admission:

(i)	one in every three of the existing issued ordinary shares of 50 pence in the capital of the Company (each an ‘Existing Ordinary Share’) held by each holder as shown in the register of members of the Company at 6 pm on 12 May 2006 will be reclassified as one B Share (save that no holder shall be entitled to a fraction of a B Share); and

(ii)	following the reclassification referred to in paragraph (i) above and the updating of the Company’s register of members, the remaining Existing Ordinary Shares and the remaining authorised but unissued Existing Ordinary Shares will be subdivided and consolidated into New Ordinary Shares of 42 pence.

(f)	As the Capital Reorganisation will result in a reduced number of New Ordinary Shares as compared to Existing Ordinary Shares, awards and grants of options under the ScottishPower Share Schemes will represent a larger proportion of the issued share capital following the Return of Cash than they do currently. As at 29 March 2006 (being the latest practicable date prior to publication of this document) the total number of options under the ScottishPower Share Schemes outstanding to subscribe for Existing Ordinary Shares was 35,890,752.

(g)	Save as disclosed in this paragraph 3 of this Part 8:

(i)	there has been no change in the amount of the issued share capital of the Company and no material change in the amount of the issued share capital of any member of the Group (other than intra-Group issues by wholly-owned subsidiaries); and

(ii)	no share capital of the Company or any other member of the Group is under option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

4.    Memorandum and Articles of Association

The Memorandum of Association

The Memorandum of Association of ScottishPower states its principal objects to be the carrying on of the business of a holding company; the generation, transmission, distribution and supply of electricity, the provision, operation, development, maintenance, improvement and extension of systems of water supply and of public sewers; and the operating, managing, servicing, repairing and dealing in telecommunication and information systems. The objects of ScottishPower are set out in full in clause 4 of ScottishPower’s Memorandum of Association which is available for inspection at the addresses specified in paragraph 20 of this Part 8.

Articles of Association

The Company’s Articles of Association (as adopted on 22 July 2005) contain provisions to the following effect:

52    ScottishPower

Share capital

Subject to the provisions of the Act and without prejudice to any existing shares or class of shares, any shares may be issued with such rights or restrictions as ScottishPower may by ordinary resolution determine or, subject to or in default of such determination, as the Board shall determine.

The Board may issue share warrants to bearer in respect of any fully paid shares and provide (by coupon or otherwise) for payment of dividends or other money on the shares represented by the warrant. The Board may determine the conditions on which share warrants to bearer will be issued, replaced or surrendered and the conditions on which the bearer may attend and vote at general meetings.

Subject to the provisions of the Companies Act, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of ScottishPower or the shareholder.

Subject to the provisions of the CREST Regulations, the Board may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). The Board may determine that any class of shares will cease to be a participating security in a relevant system.

General Meetings

An annual general meeting shall be held once in every year, at such time and place as the Directors determine. All other general meetings shall be called extraordinary general meetings, which may be requisitioned by the Directors whenever they think fit. If the Directors are satisfied that adequate facilities are available, they may allow participation and attendance at a general meeting by means of satellite communication. Notice of a general meeting shall be sent to all members, each of the Directors, the auditors and to all appointed proxies (as specified in the Company’s Articles). Notice of a general meeting will be sent at least 21 clear days before an annual general meeting or an extraordinary general meeting where a special resolution or a resolution of which special notice has been sent to the Company are being proposed and at least fourteen clear days before an extraordinary general meeting where an ordinary resolution is proposed unless short notice is approved in accordance with the Company’s Articles. No business (other than for the appointment of the chairman of the meeting) shall be transacted unless a quorum is present.

Rights attaching to the ordinary shares

Voting rights

Subject to the restrictions referred to below and subject to any special rights or restrictions as to voting attached to any class of shares, on a show of hands every shareholder who is present in person and entitled to vote at a general meeting shall have one vote and on a poll every shareholder present in and entitled to vote shall have one vote for every share held. A corporate shareholder may, by resolution of its directors or other governing body or by authority to be given by any officer duly authorised by it, authorise a person to act as its representative at general meetings and such person shall be entitled to exercise such powers as the corporate shareholder could exercise if it were an individual shareholder.

At any general meeting a resolution will be decided on a show of hands unless a poll is demanded (before or on the declaration of the result of a show of hands or on the withdrawal of any other demand for a poll) by the chairman; or by not less than five persons having the right to vote at the

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meeting; or by a shareholder or shareholders present in person holding not less than one tenth of the total voting rights of all the members having the right to vote at the meeting (excluding voting rights attached to any shares held as treasury shares); or a shareholder or shareholders present in person holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right (excluding any shares of that class held as treasury shares).

All special resolutions and extraordinary resolutions shall be decided only on a poll.

Restrictions on voting

Only shareholders who have paid ScottishPower all calls, and all other sums, relating to their shares which are due at the time of a general meeting can attend or vote at that general meeting. This restriction applies both to shareholders attending a meeting personally and shareholders attending by proxy or corporate representative.

If any shareholder or any person appearing to be interested in shares held by such shareholder has been duly served with a notice under section 212 of the Companies Act (which gives public companies the power to demand information with respect to interests in their voting shares) and has not complied with that notice within the period prescribed by that notice then the Directors may by notice (a “Direction Notice”) to such shareholder direct that the shareholder shall not (for so long as the default continues) in respect of the shares in relation to which the default occurred (“Default Shares”) be entitled to attend or vote (whether personally or by proxy or by corporate representative) at any general meeting or at any meeting of the holders of any class of shares of ScottishPower or on a poll.

Where the Default Shares represent 0.25% or more of the issued shares of the class in question, the Directors may by a Direction Notice to such shareholder direct that no dividend be paid or shares allotted in lieu of a dividend in respect of the Default Shares and may impose restrictions on transfer. In the case of shares in uncertified form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

Any Direction Notice shall cease to have effect when the Directors are satisfied that the information required by the section 212 notice has been received in writing by ScottishPower or in relation to any shares which have been transferred by means of an approved transfer (as defined in the ScottishPower Articles of Association).

Where any person appearing to be interested in the Default Shares has been served with a Direction Notice and the Default Shares which are subject of such Direction Notice are held by an approved ADS depositary, then the Direction Notice shall apply only to such Default Shares held by the approved ADS depositary and not to any other shares held by the approved ADS depositary.

Where the shareholder on whom a notice under section 212 of the Act is served is an approved ADS depositary, the obligations of the approved ADS depositary as a shareholder shall be limited to disclosing to ScottishPower such information relating to any person appearing to be interested in the shares held by it which has been recorded by it pursuant to the arrangements entered into with ScottishPower pursuant to which it was appointed as an approved ADS depositary.

Dividends

Subject to any preferential or special rights attaching to any shares, the members are entitled to share equally amongst themselves the profits of ScottishPower available for distribution and resolved to be

54    ScottishPower

distributed, in proportion to the numbers of shares held by them and the amounts paid up on those shares. Dividends may be paid if profits are available for distribution and if the Directors so resolve subject to any special rights attaching to any shares. No dividend payable on a share will bear interest. Dividends otherwise payable on a share on which ScottishPower has a lien may be retained and applied towards the debt or liability for which the lien exists. The Directors may, with the prior sanction of the shareholders at any annual general meeting, offer the shareholders the right to elect to receive further shares, credited as fully paid, instead of cash in respect of all or part of such dividend or dividends as may be declared or paid.

Each dividend on the shares of ScottishPower will be paid to those holders of ScottishPower shares on the register of shareholders on the record date for such dividend fixed by the Directors.

Any dividend unclaimed after 12 years from the date when it became due for payment will, if the Directors so resolve, be forfeited and will revert to ScottishPower.

Winding-up

If ScottishPower is wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may, with authority of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole, or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of shares.

Uncertificated shares

Subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares of any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). The Directors may determine that any class of shares will cease to be a participating security in a relevant system.

Transfer of shares

All transfers of certificated shares must be effected by written instrument in any usual form or in any other form acceptable to the Directors and must be executed by or on behalf of the transferor and unless the share is fully paid, by or on behalf of the transferee. All transfers of uncertificated shares shall be effected. In accordance with the CREST Regulations. The Directors have a discretion to refuse to register a transfer of a certificated share which is not fully paid without giving any reason but the transferee must be provided with a notice of the refusal within two months of when the instrument of transfer was lodged with ScottishPower or the instructions of the Operator (as defined in the CREST Regulations) were received. The Directors may also decline to register any Instrument of transfer unless (i) it is in respect of only one class of share; (ii) it is duly stamped, or adjudged or certified as not chargeable to stamp duty, and is deposited at the transfer office, or such other place as the Directors may from time to time determine, together with the relevant share certificate(s); and (iii) it is in favour of not more than four transferees jointly. The Directors will also decline to register a transfer which is made in the circumstances referred to below under the heading “Limitations on shareholdings”.

Subject to the exceptions specified in the ScottishPower Articles of Association relating to disclosure of interests, the Directors may determine not to register a transfer in respect of shares which are the

ScottishPower    55

subject of a notice under section 212 of the Act and which represent 0.25% or more in nominal value of the issued shares of their class, and in respect of which the required information has not been received by ScottishPower within the prescribed period.

Variation of rights

Subject to the provisions of the Act and any other company legislation affecting ScottishPower (the “Statutes”), the special rights attaching to any class of share in ScottishPower may be varied or abrogated either with the written consent of the holders of not less than three-fourths of the issued shares of the relevant class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the relevant class, but not otherwise. Any holder of shares of the relevant class who is present in person or by proxy may demand a poll and every such holder will on a poll have one vote for every share of the class held by him.

Unless otherwise provided by the rights attaching to any share or class of shares, whenever the share capital is divided into different classes of shares those rights will be deemed to be varied by:

(i)	the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by ScottishPower of its own shares; and

(ii)	the allotment of another share ranking in priority for payment of a dividend or capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares, but will not be deemed to be varied by:

(i)	the creation or issue of further shares ranking equally with or subsequent to, that share or class of shares; or

(ii)	by the purchase or redemption by ScottishPower of its own shares or by ScottishPower permitting in accordance with the CREST Regulations, the transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

Alteration of capital and purchase of own shares

ScottishPower may alter its share capital as follows:

(i)	by ordinary resolution, it may increase its share capital, consolidate and divide all its shares, or any of them, into shares of larger amounts, sub-divide all its shares, or any of them, into shares of smaller amounts and cancel any shares not taken or agreed to be taken by any person; and

(ii)	by special resolution, and subject to and in accordance with the provisions of the Statutes and to any rights attached to any shares, it may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

ScottishPower may purchase any of its own shares subject to and in accordance with the provisions of the Statutes and with the sanction of an extraordinary resolution of the holders of any class of shares carrying rights to convert into equity share capital of ScottishPower.

Directors’ voting when materially interested

A Director may not vote on any proposal, arrangement, or contract, except those described below, in which he has a material interest otherwise than by virtue of his interests in shares, debentures or other

56    ScottishPower

securities or otherwise in or through ScottishPower. A Director will not be counted in the quorum at a meeting relating to any resolution on which he is barred from voting. Subject to the Statutes, a Director will not be prevented from voting solely if his material interest arises from:

(i)	the giving of any guarantee, security or indemnity to him for money lent or obligations incurred by him at the request of, or for the benefit of, ScottishPower or any of its subsidiaries;

(ii)	the giving of any guarantee, security or indemnity for a debt or obligation of ScottishPower or any of its subsidiaries for which he has assumed responsibility under a guarantee or indemnity or by giving security;

(iii)	any proposal concerning the subscription or purchase by him of securities of ScottishPower pursuant to an offer or invitation to shareholders or debenture holders of ScottishPower, or any class of them, or to the public or any section of them;

(iv)	a contract, arrangement, transaction or proposal concerning offers of securities of ScottishPower or any of its subsidiaries for subscription or purchase, in which he is or may be interested as a participant in the underwriting or sub-underwriting thereof;

(v)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he is interested, provided that he does not hold an interest (as that term is used in sections 198 to 211 of the Act) representing 1% or more of the issued shares of any class of the equity share capital or voting rights;

(vi)	a contract, arrangement, transaction or proposal for the benefit of employees of ScottishPower or any of its subsidiaries which does not award him any benefit not generally accorded to the employees to whom the contract or arrangement relates; and

(vii)	a contract, arrangement, transaction or proposal concerning insurance which ScottishPower is empowered to purchase and/or maintain for any Directors.

Borrowing powers exercisable by the Directors

The Directors may exercise all of ScottishPower’s powers to borrow money. The aggregate principal amount in respect of all moneys borrowed by the Group (excluding intra-Group borrowings), without prior sanction of an ordinary resolution of ScottishPower, shall not exceed an amount equal to the higher of (i) £10,000,000,000 and (ii) two and a half times the Adjusted Capital and Reserves (as defined in the Company’s Articles of Association).

Age limit for retirement of Directors

Directors are not required to retire solely on account of having reached the age of 70 years (or any other age specified in any other act concerning companies).

Chairman

The Directors may elect from their number a Chairman and one or more deputy chairmen.

Proposed Amendments

Pursuant to resolutions contained in the Circular to Shareholders to be put to Shareholders at the Extraordinary General Meeting, it is proposed (amongst other things) that, conditionally upon, but taking effect immediately prior to, Admission, the Company’s Articles of Association be amended to reflect the rights and restrictions of the B Shares and the Deferred Shares to be created pursuant to the Return of Cash. For further information, please refer to paragraph 2 of Part 7 of this document.

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5.    Directors’ and other interests

(a)	The Directors of the Company and their functions are as follows:

Charles Miller Smith	Chairman
Philip Bowman	Chief Executive
Simon J. Lowth	Executive Director, Finance and Strategy
Vicky L. A. Bailey	Non-executive Director
Euan Baird	Non-executive Director
Donald H. Brydon	Non-executive Director
Nolan E. Karras	Non-executive Director
Nicholas C. Rose	Non-executive Director
Nancy Wilgenbusch	Non-executive Director

(b)	The members of the Executive Team and their functions are as follows:

Philip Bowman	Chief Executive
Simon J. Lowth	Executive Director, Finance and Strategy
John A. Campbell	Director, Energy Wholesale
Keith R. Cochrane	Group Director of Finance
Stephen Dunn	Director, Human Resources and Communications
Terry Hudgens	President and CEO, PPM Energy
D. William MacDiarmid	Director, Energy Retail
Ronnie E. Mercer	Executive Vice President Operations, PacifiCorp
Susan M. Reilly	Executive Vice President Scottish Power Holdings, Inc.
David Rutherford	Director, Energy Networks
R. James Stanley	Group General Counsel

(c)	Each of the Directors’ and Executive Team members business address is 1 Atlantic Quay, Glasgow G2 8SP.

58    ScottishPower

(d)	The following Directors and members of the Executive Team hold or have, at some time during the five years preceding the date of this document, held the following external directorships:

Director/Executive Team member	Current directorships	Past directorships

Directors

Charles Miller Smith	ICICI One Source Plc (India)	HSBC Holdings Plc, Imperial Chemical Industries Plc, The Fulbright Commission, The Royal Scottish National Orchestra Society Limited

Philip Bowman	Burberry Group Plc, Scottish & Newcastle Plc	Allied Domecq (Holdings) Limited, Allied Domecq European Investments Limited, Allied Domecq Financial Services Limited, Allied Domecq Investments Limited, Allied Domecq Limited, Allied Domecq Overseas (Canada) Limited, Allied Domecq Overseas (Europe) Limited, Allied Domecq Overseas Limited, Allied Domecq Spirits & Wine (Investments) Limited, Allied Domecq Spirits & Wine Holdings Limited, Allied Domecq Spirits & Wine Limited, Allied Domecq Spirits & Wines (Finance) Limited, Allied Domecq Trust Limited, Allied Domecq UK Investments Limited, Betset Limited, British Sky Broadcasting Group Plc,

CE Acquisition 1 Limited, Coral Eurobet Holdings Limited, George Ballantine & Son Limited, J Lyons Holdings Public Limited Company, Recordpull Limited, The Amsterdam Group, The Scotch Whisky Association, Trendhigh Limited

Simon J. Lowth		McKinsey & Company

Vicky L. A. Bailey	Battelle, Equitable Resources	Cinergy Corp

Euan Baird	Areva, Société Générale	Rolls Royce Plc, Schlumberger Limited

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Director/Executive Team member	Current directorships	Past directorships

Directors

Donald H. Brydon	AXA Investment Managers Deutschland GmbH, AXA Investment Managers SA, AXA Real Estate Investment Managers SA, AXA Rosenberg LLC, AXA UK Plc, Edinburgh UK Tracker Trust plc, Everychild, LME Holdings Limited, London Metal Exchange Limited, Smiths Group Plc, Taylor Nelson Sofres plc	Activiti Limited, Alliance Capital Management Corporation, Allied Domecq First Pension Trust Limited, Allied Domecq Limited, Allied Domecq Second Pension Trust Limited, Allied Domecq Supplemental Plan Trustee Company Limited, Amersham Plc, AXA Asset Managers Deutschland GmbH, AXA Investment Managers Benelux SA, AXA Investment Managers Private Equity SA, AXA Multimanager Limited, AXA Multimanager SA, AXA Real Estate Investment Managers Limited, AXA Rosenberg Investment Management KK, Edinburgh Inca Trust Plc (in members’ voluntary liquidation), Parallel Ventures General Partner Limited, Parallel Ventures Holdings Limited, Parallel Ventures Managers Limited

Nolan E. Karras	Beneficial Life Insurance Company, Harris & Hart Inc, Karras & Associates Inc, Karras Company, Inc, Western Hay Company, Inc PacifiCorp

Nicholas C. Rose	Diageo Plc, Gleneagles Hotels Limited, Gleneagles Resort Developments Limited, Grand Metropolitan Gibraltar Limited, Grand Metropolitan Public Limited Company, Moet Hennessy SNC	Moet Hennessy International SA

Nancy Wilgenbusch	Cascade Corporation, Oregon Tax Free Trust, West Coast Bank

60    ScottishPower

Director/Executive Team member	Current directorships	Past directorships

Executive Team (excluding Directors)

John A. Campbell	N.E.S.T.Makers Limited	Holford Gas Storage Limited

Keith R. Cochrane		Magicbus Scotland Limited, National Transport Tokens Limited, Nicecon Limited, Precis (1628) Limited, PSV Claims Bureau Limited, Scoto Limited, Scusi Limited, South West Trains Limited, Stagecoach APS Trustee Limited, Stagecoach Asia Limited, Stagecoach Aviation Europe Limited, Stagecoach Aviation Group Limited, Stagecoach Bus Holdings Limited, Stagecoach ESOP Trustee Limited, Stagecoach Europe Limited, Stagecoach Group plc, Stagecoach Holdings Limited, Stage-Coach International Services Limited, Stagecoach Kenya Limited, Stagecoach Limited, Stagecoach Quest Trustee Limited, Stagecoach Rail Holdings Limited, Stagecoach Rail Limited, Stagecoach Technology Limited, Stagecoach Transport Holdings plc, The Integrated Transport Company Limited, Transport Tokens Scotland Limited, Virgin Rail Group Limited, Virgin Rail Group Holdings Limited

Stephen Dunn	The Association for Management Education and Training in Scotland, The Hibernian Football Club Limited, Electricity Pensions Trustee Limited	Electricity Supply Nominees (Scotland) Limited

Terry Hudgens	The Nature Conservancy of Oregon, PacifiCorp Foundation

D. William MacDiarmid	Energy Retail Association Limited, N.E.S.T.Makers Limited, The Energy Saving Trust Limited

Ronnie E. Mercer		Electricity Association Limited, Electricity Association Services Limited, Southern Water plc, Southern Water Services Limited, Water UK, WTI Limited

Susan M. Reilly	Renewables Northwest Limited	Holford Gas Storage Limited

ScottishPower    61

Director/Executive Team member	Current directorships	Past directorships

David Rutherford	Electricity Association Limited, Electricity Association Services Limited, Energy Networks Association Limited, Northmere Limited, Susiephone Limited

R. James Stanley		Southern Water plc, SP Finance 3 Limited

(d)	There are no family relationships between any of the Directors or members of the Executive Team.

(e)	The Directors and members of the Executive Team have no conflicts of interest between their duties to ScottishPower and their private or other duties. None of the Directors or members of the Executive Team has been appointed to the Board as a result of any arrangement or understanding with major shareholders, customers or suppliers.

(f)	At the date of this document none of the Directors or members of the Executive Team has:

(i)	any convictions in relation to indictable offences or convictions in relation to fraudulent offences in the previous five years;

(ii)	been declared bankrupt or been subject to any individual voluntary arrangement or, been associated with any bankruptcy, receivership or liquidation in his capacity as director for the previous five years;

(iii)	been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship, has been subject to a receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

(iv)	been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration or partnership voluntary arrangement which have been;

(v)	owned any assets which have been subject to a receivership or been a partner in a partnership at the time of, or within 12 months preceding, any assets thereof being the subject of a receivership; or

(vi)	been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authority (including any recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company for the previous five years.

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(g)	Set out below are the interests, all of which are beneficial, that the Directors and the members of the Executive Team had in the share capital of the Company as at 29 March 2006, (being the latest practicable date prior to the publication of this document), which have been notified to the Company pursuant to section 324 or section 328 of the Companies Act before 29 March 2006, or are required to be entered into the register of Directors’ interests maintained by the Company pursuant to section 325 of the Companies Act, or are (so far as is known or could with reasonable due diligence be ascertained by the relevant Director) interests of a person connected with a Director (within the meaning of section 346 of the Companies Act) which would require to be disclosed if the connected person were a Director. (The interests of each member of the Executive Team are also disclosed on this basis):

Directors	Ordinary Shares	* Share options (Executive)	Share Options (Sharesave)	Long Term Incentive Plan
				**Vested	***Potential
Charles Miller Smith	11,000	—	—	—	—
Philip Bowman	—	—	—	—	119,148
Simon Lowth	28,868	220,937	3,534	—	151,908
Vicky Bailey	—	—	—	—	—
Euan Baird	114,363	—	—	—	—
Donald Brydon	3,000	—	—	—	—
Nolan Karras	44,232	—	—	—	—
Nicholas Rose	5,629	—	—	—	—
Nancy Wilgenbusch	2,061	—	—	—	—
John Campbell	15,258	70,012	3,610	8,451	59,608
Keith Cochrane	6,083	51,380	3,020	—	56,523
Stephen Dunn	15,611	99,470	—	6,491	42,396
Terry Hudgens	78,627	116,584	—	17,251	56,454
Willie MacDiarmid	28,273	95,322	4,729	—	81,604
Ronnie Mercer	66,485	280,077	4,371	—	87,783
Susan Reilly	14,027	123,199	3,073	15,330	50,417
David Rutherford	12,886	62,632	4,713	—	54,281
James Stanley	45,139	223,897	4,418	—	102,912

*	These include options granted under the Executive Share Option Plan 2001 and, where applicable, the PacifiCorp Stock Incentive Plan.
**	These shares represent the number of vested shares the Directors are entitled to receive when the Long Term Incentive Plan award is exercisable calculated according to the performance criteria measured over the three year performance period.
***	These shares represent, in each case, the maximum number of unvested shares which the Directors may receive, dependent on the satisfaction of performance criteria as approved by Shareholders in connection with the Long Term Incentive Plan.

Share options are granted for nil consideration.

Save as disclosed above, no Director nor any person connected (within the meaning of section 346 of the Act) with a Director has any interests in the share capital of ScottishPower or of any of its subsidiaries.

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6.    Remuneration and benefits

Chairman and Executive Directors

The following table provides a breakdown of the total emoluments of the Chairman and Executive Directors during the year to 31 March 2006.

	Basic Salary (£000’s)	Benefits in kind (£000’s)	Total (£000’s)

Charles Miller Smith	317.4	—	317.4

Philip Bowman (appointed 16 January 2006)	146.8	—	146.8

Simon Lowth	450.0	16.1	466.1

Ian Russell (retired 16 February 2006)	621.1	28.0	649.1

Charles Berry (retired 6 September 2005)	193.7	12.5	206.2

Judi Johansen (retired 21 March 2006)	439.9	—	439.9

David Nish (retired 6 September 2005)	207.5	12.9	220.4

In addition to the amounts shown above, each of the Executive Directors listed above will be considered for an annual bonus payment for the year to 31 March 2006. As at 30 March 2006 the Remuneration Committee has not determined the amount of any such bonus and, in accordance with normal practice, the Remuneration Committee will consider this in April 2006. The total amounts set aside or accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits for the Directors as at 31 March 2006 are £13.3 million.

Philip Bowman has a service agreement with ScottishPower dated 31 March 2006 which, except as explained below, is terminable by him giving ScottishPower 12 months’ notice, and initially by ScottishPower giving Philip Bowman 24 months’ notice, which will reduce by one month in each of the 12 months following his appointment so that the period of notice at any time on or after 16 January 2007 is 12 months. Philip Bowman’s current basic annual salary is £700,000 and is reviewable annually from April 2007.

Simon Lowth has a service agreement with ScottishPower dated 1 September 2003 which is terminable by either party giving the other 12 months’ notice. Simon Lowth’s current basic annual salary is £450,000 and is reviewable annually.

ScottishPower has a discretion to terminate the service agreement of the Executive Directors mentioned above immediately by making a payment in lieu of notice of a prescribed amount. If ScottishPower terminates the service agreement unlawfully, ScottishPower is obliged to pay liquidated damages to the director of the same prescribed amount.

The payment in lieu of notice or the liquidated damages payments are calculated by reference to the basic salary, any allowance in lieu of pension provision, pension benefits and all other contractual benefits (excluding pension provision, bonus and share related incentives) which the Executive Director would have been entitled to receive or accrue during a period equivalent to his notice period. ScottishPower has a discretion to pay these amounts in full on termination of employment or in instalments. For Simon Lowth, 50% will be paid on termination of the employment, 25% will be paid six months after termination of the employment and the balance will be paid nine months following termination of the employment and for Philip Bowman 75% will be paid on termination of the employment and 25% will be paid nine months following termination of the employment. If the

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director takes up alternative employment between, in Simon Lowth’s case six and nine months, and in Philip Bowman’s case, nine and twelve months, following termination of the employment, any further instalment payments due to him will be reduced by the salary he receives from that other employment. In circumstances where Philip Bowman receives a payment in lieu of notice or a liquidated damages payment he will be entitled to reimbursement for the cost of outplacement counselling up to a maximum amount of £45,000.

In addition, where a payment in lieu of notice or a liquidated damages payment is made to either of the Executive Directors mentioned above, ScottishPower will pay an amount to the director representing a percentage of his maximum annual bonus for the relevant bonus year or years that the notice period may span. Payment will be conditional upon the director having complied with any confidentiality obligations and restrictive covenants in his service contract. The percentage of bonus will be determined by the Remuneration Committee having regard to the performance of ScottishPower against its pre-determined financial objectives for the relevant bonus year(s) and must be consistent with any determination made in respect of other employees of similar status and seniority. The bonus amount will be paid at the same time as annual bonuses are paid to other employees. The amount may be reduced if the director obtains alternative employment during the notice period to take account of any bonus payable to the director for that period from the alternative employment.

If a change of control of the Company occurs (other than by way of an internal reorganisation) prior to 16 January 2009, Philip Bowman may, within three months of that change of control, terminate his employment by giving the Company 28 days’ notice. If either Philip Bowman or the Company terminates the employment within such three month period, Philip Bowman will be entitled to immediate payment of a lump sum liquidated damages payment calculated on the basis described above. In addition, any bonus payable to Philip Bowman after such termination will not be reduced by any bonus obtained from any alternative employment that he may obtain.

The Executive Directors mentioned above are entitled to participate in an annual bonus scheme. The maximum annual bonus under this scheme for Philip Bowman is 37.5% of his basic annual salary for the period from his appointment up to 31 March 2006 and thereafter, 150% of his basic annual salary. The maximum original bonus for Simon Lowth is 100% of his basic annual salary of which 75% is to be paid immediately in cash and 25% deferred and payable in shares which are released after three years.

Philip Bowman is entitled to participate in the ScottishPower Long Term Incentive Plan. He is also entitled to an allowance in lieu of pension contribution at a rate of 50% of basic annual salary from time to time, which accrues daily and is payable in arrears in equal monthly instalments at the same time as basic annual salary. Philip Bowman has no right to participate in any pension schemes. Philip Bowman is also provided with a death in service benefit which comprises a lump sum of four times basic annual salary.

Simon Lowth is entitled to participate in the ScottishPower Long Term Incentive Plan and designated pension schemes (including participating in ScottishPower’s unfunded unapproved retirement benefit arrangements and ScottishPower’s Executive top up pension plan). The amount of the pension on retirement at normal retirement age will be a target pension of up to two-thirds of final pensionable salary, as if there was no earnings cap. In addition, Simon Lowth is entitled to a death in service benefit which comprises a lump sum of four times the greater of final pensionable salary and salary (less the lump sum death benefits payable from approved schemes and any retained benefits).

The Executive Directors are also provided with a company car (ScottishPower bears the cost of road tax, insurance, repair and maintenance) and cover under ScottishPower’s private medical expenses insurance arrangements (for the Executive Director, his spouse and dependent children).

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The Chairman and the non-executive directors do not have service contracts, but are appointed under letters of appointment. They are not members of the Company’s pension schemes and do not participate in any bonus, share option or other profit or long term incentive plan. None of the non-executive directors has any benefits in kind. Full details of the remuneration of the non-executive directors are set out below:

	As at 31 March 2006
Non-executive directors	Fees £000’s	Total £000’s

Euan Baird	39.0	39.0

Donald Brydon	59.0	59.0

Philip Carroll	18.0	18.0

Nolan Karras	59.0	59.0

Nicholas Rose	64.0	64.0

Vicky Bailey	42.0	42.0

Nancy Wilgenbusch	44.0	44.0

The Chairman and the non-executive directors are each appointed for an initial fixed term of three years. Neither the Chairman nor the non-executive directors have any entitlement to compensation if their appointment is terminated before expiry of that term because:

(a)	they are not elected as a director of the Company at the Annual General Meeting next following the date of their appointment; or

(b)	they are not re-elected as a director at any subsequent Annual General Meeting at which, in accordance with the Company’s Articles of Association, they may retire by rotation and, being eligible , offer themselves for re-election; or

(c)	they are removed as a director by resolution passed at a general meeting; or

(d)	they cease to be a director by reason of their vacating office pursuant to any provision of the Articles of Association of the Company.

Details of the period in which each of the current directors have served in his or her current position are included at pages 81 to 82 of the Annual Report and Accounts 2004/05, which details are hereby incorporated by reference. Since the date of that document, Philip Bowman was appointed to the Board on 16 January 2006; Nolan Karras and Donald Brydon were re-elected to the Board at the Company’s annual general meeting in 2005; and Philip Carroll, Ian Russell, David Nish, Charles Berry and Judi Johansen have retired from the Board.

Former directors

	Compensation/ Payment in lieu of notice	Share Options (Executive)	Share Options (Sharesave)	Long Term Incentive Plan
Charles Berry	£681,817	628,407	396	182,768
David Nish	£683,542	738,171	396	214,227
Ian Russell	£1,175,174	1,206,427	—	435,622
Judi Johansen	$790,000	290,880	—	118,701

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Charles Berry, David Nish and Ian Russell

Charles Berry and David Nish ceased to be employed by the Company on 16 September 2005. Ian Russell ceased to be employed on 16 February 2006. Following the termination of their employments with the Company, each of Charles Berry, David Nish and Ian Russell have become entitled to a payment in lieu of notice in accordance with the terms of their service contracts. The total amount payable is shown in the table above but the Company exercised its discretion to pay these amounts in instalments and so Charles Berry, David Nish and Ian Russell have each received a payment in respect of 50% of the specified compensation amount. Further payments of 25% of the compensation amount may be made six months and nine months after the relevant termination date but these payments will be reduced by any salary which the former director receives from any employment he enters into in the meantime. Charles Berry and David Nish have been paid the second 25% instalments without a reduction. In addition, each former director is entitled to a payment in respect of his bonus entitlement for the 2005/06 financial year and a pro-rated payment in respect of his bonus entitlement for the 2006/07 financial year. The maximum bonus payable is 100% of basic salary. The payment in respect of bonus for the 2006/07 financial year will be reduced by any bonus receivable by the former director from any employment which he enters into before payment. The payment of any such sum shall be made on the date annual bonus payments are made to other employees for that bonus year.

Each of the former directors was permitted to retain certain share options and share awards as set out in the table above. The share awards under the Long Term Incentive Plan show the maximum number of unvested shares which each former director could receive. The number of shares under award has been reduced on a time pro-rated basis to reflect the early termination of employment and the exact number of shares which is receivable at the normal vesting date is dependent on the satisfaction of performance criteria.

The Company has made, or has agreed to make, payments relating to accrued but untaken holiday, legal fees and outplacement counselling fees as follows: Charles Berry – £21,556; David Nish – £55,617; and Ian Russell – £93,716.

Judi Johansen

Judi Johansen’s employment with PacifiCorp terminated immediately following the completion of the sale of PacifiCorp on 21 March 2006 and she became entitled to a compensation payment in accordance with her service contract (as amended). Judi Johansen will receive 50% of the amount specified in the table above within 30 days of completion. The remaining 50% may be paid 6 months after the termination date but if Judi Johansen takes up alternative employment in the meantime the second payment will be reduced by the salary and bonus receivable from that alternative employment. These payments will be paid by PacifiCorp. Judi Johansen has agreed that following her termination, and if required by ScottishPower, she will provide ad hoc support in dealing with any warranty claims against the Company or ScottishPower Holdings, Inc. under the Stock Purchase Agreement with MidAmerican. The Company has agreed that the second instalment of her compensation payment will not be reduced by any fee payable for this work.

On completion of the sale of PacifiCorp, Judi Johansen became entitled to a payment from the Company of $632,000, being 80% of the cash retention award due for successful completion of the sale of PacifiCorp. Judi Johansen remains entitled to payment from the Company of $158,000, being 20% of the cash retention award, 12 months after her termination date, provided there have been no breach of warranty claims during that time. Judi Johansen has also became entitled to receive a payment of $31,000 representing an 18 month enhancement to her health care provisions. She will also receive enhanced retirement benefits which will increase her benefits by approximately $12,000 per month.

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The aggregate amount of remuneration and benefits payable for the year to 31 March 2006 to the members of the Executive Team excluding Philip Bowman and Simon Lowth was £1,905,700.

7.    Board practices

Audit, Remuneration and Nomination Committees

Details of the members and a summary of the terms of reference of ScottishPower’s Nomination Committee are included at page 89, Part 7 entitled “Report from Nomination Committee” of the Annual Report and Accounts 2004/05 and are incorporated by reference herein. Since the date of that document, Philip Bowman has replaced Ian Russell as a member of the Nomination Committee following his appointment as Chief Executive on 16 January 2006.

Details of the members and a summary of the terms of reference of ScottishPower’s Audit Committee are included at page 90, Part 8 entitled “Report from Audit Committee” of the Annual Report and Accounts 2004/05 and are incorporated by reference herein. Since the date of that document, Philip Carroll retired from the Audit Committee on 22 July 2005.

The members of ScottishPower’s Remuneration Committee are Nolan Karras (who acts as Committee Chairman), Euan Baird, Donald Brydon, Nick Rose and Nancy Wilgenbusch. The Remuneration Committee determines on behalf of the Board the policy of the Company on executive remuneration and specific remuneration packages for the Chairman of the Board, each Executive Director and each member of the Executive Team, including pension rights, terms of service contracts, equity and non-equity based incentive plans and compensation terms, if appropriate, on early termination of a Director or Executive Team member’s service contract. In addition, the Committee also determines on behalf of the Board how equity-based incentive plans operate for management levels below Executive Team, throughout the Group.

Compliance with the Combined Code

During the year ended 31 March 2006, the Company complied fully with the provisions set out in the Combined Code, except in one respect arising from provision D.1.1 which is concerned with dialogue with major shareholders on issues of governance and strategy.

The Company promotes dialogue with major investors through analysts briefings (involving the Chief Executive, Executive Director, Finance and Strategy and other members of management) and investor roadshows in the UK, US and Europe. These presentations cover strategic issues as well as financial and operational performance. Broader shareholder communication takes place through the Company’s website at www.scottishpower.com, and through the Annual Report & Accounts and the Annual Review.

The Board is kept informed of investors’ views principally through the distribution of analysts’ and brokers’ notes. In addition, the Board commissions periodic research from an independent adviser. These are practical and effective methods of communicating shareholder opinion to the Board on a regular basis.

The Chairman and the senior independent director (and indeed other non-executive directors) are available to shareholders in the event of any concerns arising which cannot be addressed through management, or in connection with any significant change to the company’s strategy, remuneration policy or governance arrangements. The Chairman has held meetings with various investors during

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the year, with discussions including issues of strategy, management and governance. However, it is not the company’s practice for the Chairman or senior independent director to hold such meetings routinely. As a result, the Company has not strictly complied with the full requirements of Code provision D.1.1, although it is believed that, in practice, the objectives of the provision have been achieved. This situation will be kept under review in the year ahead.

8.    Employees

Set out below are the numbers of employees the Group employed as at 31 March 2003, 2004 and 2005 and the unaudited number of employees the Group employed at 28 February 2006:

Number of employees	28 February 2006 Number	31 March 2005 Number	31 March 2004 Number	31 March 2003 Number
UK	9,543	9,208	8,117	7,534
US	360	278	197	161

Continuing operations	9,903	9,486	8,314	7,695
Discontinued operations	6,698	6,656	6,507	6,130

Total	16,601	16,142	14,821	13,825

9.    Employee share ownership

The Company operates the following share based plans for employees:

The ScottishPower Employee Share Ownership Plan

The ScottishPower Employee Share Ownership Plan (the “ESOP”) is a HM Revenue & Customs approved share incentive plan established by the Company on 24 October 2000. Under the ESOP eligible employees may make contributions of at least £10 and at most £125 each month from pre-tax salary to buy shares in the Company which are held in trust (“Partnership Shares”). These Partnership Shares are matched by the Company giving free shares to a participant (“Matching Shares”). The Matching Shares must be offered on the same basis to all employees in a ratio which the Board may determine but which may not exceed two Matching Shares for every one Partnership Share purchased.

Free Shares may also be offered to employees by the Company. In addition participants can elect to have any dividends paid on their shares reinvested in further shares (“Dividend Shares”) or paid out directly to them in cash.

The legislation governing the ESOP provides for tax favoured treatment of the plan shares if they are held in trust for a specified period. It also provides that participants may forfeit their Free and Matching Shares if they are withdrawn from the trust within three years of acquisition.

On a participant ceasing to be employed by the Company by reason of injury, disability, redundancy, a transfer of the business or company in which they work, retirement at or after age 50 or death (a “good leaver reason”), their Partnership Shares, Matching Shares, Free Shares and Dividend Shares are released to them. On a participant ceasing to be employed by the Company for a reason other than a “good leaver reason”, their Partnership Shares, Dividend Shares and any Matching and Free Shares which the participant has held for at least three years are released to them. Matching Shares held for less than three years will be forfeited.

On a change of control of the Company, rights issue or other variation of share capital, participants will be entitled to direct the trustee how to act or vote on their behalf.

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The Company will satisfy awards under the ESOP using existing shares purchased on the market or newly issued shares. No awards may be made under the ESOP which would, at the time of the award, cause:

(i)	the number of shares issued or issuable pursuant to options or rights granted in the preceding ten years under the Company’s employee share incentive schemes to exceed 10% of the Company’s issued share capital at the proposed date of grant; or

(ii)	the number of shares issued or issuable pursuant to options or rights granted in the preceding five years under the Company’s employee share incentive schemes, to exceed 5% of the Company’s issued share capital at the proposed date of grant.

Alterations to the basic structure of the ESOP which are to the advantage of actual or potential participants may not be made without the prior approval of shareholders in general meeting. Prior approval will not be required for any alteration which benefits the administration of the ESOP or is considered necessary or desirable by the directors to maintain the approval of HM Revenue & Customs. All amendments to key features of the ESOP will require prior approval of HM Revenue & Customs.

The ScottishPower Long Term Incentive Plan

The ScottishPower Long Term Incentive Plan (the “LTIP”) was established by the Company on 23 July 1996. Awards are made, at the discretion of the Remuneration Committee, to Executive Directors and certain senior managers provided they are not within two years of contractual retirement age. In any financial year, the maximum value of shares under a participant’s award must not exceed 75% of that participant’s basic salary.

Awards granted under the LTIP will vest only if the Remuneration Committee is satisfied that certain key financial indicators and customer service standards are achieved over a three year performance period. The number of shares which actually vest is dependent on the Company’s total shareholder return performance compared to a group of international energy companies over that performance period.

Awards may not normally be exercised until three years and not later than seven years after the date of grant (or such other period not exceeding ten years as the Remuneration Committee determines).

If a participant leaves employment before the end of the performance period, his award will normally lapse. However, if the reason for leaving is death, injury, disability, retirement or redundancy or his employment is with a company or business that is sold or transferred to a company that does not participate in the LTIP or any other reason which the Remuneration Committee may decide, then the award continues to be exercisable at the same time as would otherwise have been the case but the number of shares under the award will be scaled down pro rata to the participant’s actual service during the period to which the award relates.

On a change of control, reconstruction or winding up of the Company, a participant’s award will become exercisable early to the extent the performance targets have been met. In certain circumstances, if the purpose and effect of a reconstruction is solely to create a new holding company for the Company, the Remuneration Committee may prohibit the exercise of awards and instead provide for awards to be exchanged for equivalent awards over the shares of the new holding company.

In the event of a variation of the Company’s ordinary share capital, the Remuneration Committee may make such adjustments as it considers appropriate, to the number of shares the subject of awards and the price (if any) payable to exercise the awards.

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The Remuneration Committee may amend the LTIP provided that any amendments to the terms governing eligibility, minimum exercise price, individual and plan limits, exercise, change of control, variation of capital and entitlement to dividends that are to the advantage of participants, require the prior approval of the Company in general meeting. Such a requirement does not apply to any minor amendment to benefit the administration of the LTIP to take advantage of new legislative provisions or any development in the law or to obtain or maintain favour tax, exchange control or regulatory treatment for the Company or participants.

Awards can only be made under the LTIP up to 23 July 2006. The Company will be seeking approval of a new Long Term Incentive Plan at its Annual General Meeting expected to be held on or around 26 July 2006.

The ScottishPower Sharesave Schemes

The Company operates two HM Revenue & Customs approved savings related share option schemes (the “Sharesave Schemes”) one of which is closed and no further grants will be made under it. All UK employees, including the Executive Directors, are eligible to participate in the Sharesave Schemes. Under the rules of the schemes, participants enter into a savings contract (saving up to a maximum of £250 each month) for a period of three or five years. At the end of the three or five year period, the employee can use their savings plus interest to exercise their related share option to acquire Ordinary Shares. Options under the schemes may be granted at an exercise price which represents a 20% discount to the market value at the start of the three or five year period. No performance conditions are attached to the options.

Options may normally only be exercised during the six month period following the end of the relevant savings contract. If a participant leaves employment with the Company by reason of death, retirement at age 65, injury, disability or redundancy, early exercise of options is permitted. Early exercise is also permitted on a change of control of the Company. The number of shares that may be acquired on early exercise is limited to the number that can be acquired with the savings that have been accumulated in the savings contract at the date of exercise.

In the event of any capitalisation issue, rights issue, subdivision, consolidation, reduction of the Company’s share capital or other variation in the share capital, the number of shares under option, the definition of shares and/or the exercise price may be adjusted by the Board, with the approval of HM Revenue & Customs, where the auditors confirm in writing that the adjustment is, in their opinion, fair and reasonable.

No option may be granted under the Sharesave Schemes if it would cause:

(i)	the number of shares issued or issuable pursuant to options or rights granted in the preceding ten years under the Company’s employee share incentive schemes to exceed 10% of the Company’s issued share capital at the proposed date of grant; or

(ii)	the number of shares issued or issuable pursuant to options or rights granted in the preceding five years under the Company’s employee share incentive schemes, to exceed 5% of the Company’s issued share capital at the proposed date of grant.

Options may be granted under the Sharesave Schemes over existing shares, and the percentage limits stated above will not apply to shares transferred under such options.

The provisions governing eligibility requirements, equity dilution, share utilisation and individual participation limits, and the adjustment that may be made following a rights issue or any other

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variation of share capital, cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Sharesave Schemes, to take account of a change in legislation or developments in the law affecting the Sharesave Schemes or to obtain or maintain favourable tax, exchange control or regulatory treatment, for participants in the Sharesave Schemes or for any member of the Group). All changes are subject to prior approval of HM Revenue & Customs.

The Executive Share Option Plan

The ScottishPower Executive Share Option Plan (the “ExSOP”) is a share option plan with a HM Revenue & Customs approved appendix. There is a further appendix under which grants have been made to US residents. No grants have been made under the ExSOP since 27 May 2004 as it has been replaced with the Annual Incentive Plan Deferred Share Programme.

Grants have been made to the Executive Directors and certain senior managers in the UK. The exercise of options is subject to the performance condition that the average annual percentage increase in the Company’s annualised earnings per share, excluding goodwill amortisation and exceptional items, is at least 3% (adjusted for any increase in the retail prices index). Options granted to US participants under the ExSOP, with the exception of the 2002 conditional award and an award to the individual in 2004, are not subject to any performance criteria. The 2002 conditional award and the award in 2004 to one individual is subject to the same performance criterion as awards to UK participants.

Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse, unless the Remuneration Committee specifies an earlier lapse date at the date of grant. In respect of options granted under the ExSOP to date, options will normally only become exercisable if the objective performance conditions described above have been satisfied.

In certain circumstances, early exercise of options is permitted where the option holder leaves employment with the Company in circumstances of death, injury, disability, ill-health, redundancy, retirement at least 24 months after the date of grant of an option, the company or business for which the option holder works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance conditions which apply to them have been satisfied.

In the event of a takeover, reconstruction or amalgamation, demerger or voluntary winding-up of the Company, the Board or, where appropriate, the Remuneration Committee may, in its absolute discretion, allow the options to be exercised. In exercising such discretion the Remuneration Committee will take account of the extent to which performance targets have been satisfied, over a modified period, and any other criteria it may consider to be relevant. In certain circumstances, options may be exchanged for options over shares in an acquiring company subject to the agreement of the participant.

In the event of any rights or capitalisation issue, subdivision, consolidation, reduction or other variation of the Company’s share capital or the implementation by the Company of a demerger or payment of a super dividend which would otherwise materially affect the value of an option, the Remuneration Committee may (subject to the auditor’s confirmation) adjust the number of shares subject to options and the price payable on their exercise.

The provisions governing eligibility requirements, equity dilution, share utilisation and individual participation limits and the adjustments that may be made following a rights issue or any other

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variation of share capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of the Company in general meeting (except for minor amendments to benefit the administration of the ExSOP, to take account of a change in legislation or developments in the law or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group). In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

An HM Revenue & Customs approved appendix permits the grant of options over shares with a market value at the date of grant not exceeding £30,000 which can potentially benefit from favourable UK tax treatment. This appendix contains additional restrictions intended to comply with the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003.

A further appendix permits the grant, to US residents, of options qualifying as incentive stock options under US tax legislation and non-qualifying stock options. The number of shares issued or transferred pursuant to the exercise of US incentive stock options is limited to 92 million shares and this appendix contains additional restrictions so as to comply with the requirements of applicable legislation, including the US Tax Code and to permit the grant of options which can potentially benefit from favourable US tax treatment.

The Annual Incentive Plan Deferred Share Programme

The Company operates an Annual Incentive Plan (the “AIP”) which pays out a mixture of cash and deferred shares to participants with 75 per cent. of value being paid in cash and 25 per cent. being paid in shares. For US participants the deferred share incentive is paid in ADSs held in an account on the participant’s behalf for a period of three years, at the end of which the shares or the cash equivalent are released to the participant. For UK participants the deferred share incentive is paid in Ordinary Shares.

Dividends and voting rights are retained by the participant during the share deferral period. The shares are deemed fully vested upon award and there are no restrictions upon the termination of employment of the participant. Therefore the participant receives the shares or the value of the shares upon termination of employment regardless of the nature of the termination or when it occurs during the three-year share deferral period.

PPM Energy, Inc. Non Qualified Deferred Compensation Plan

Participants in the PPM Energy, Inc. Non Qualified Deferred Compensation Plan (the “PPM Deferred Plan”) may be able to elect for a deferral of their salary, bonus, or stock awards. The amount a participant elects to defer is credited to one of three accounts within the PPM Deferred Plan: either a Stock Account, a Market Account or a Credit Account. Participants may also have a credit account holding only amounts attributable to compensation deferred by the participant prior to 1 January 2006.

A participant’s Stock Account is denominated in ADSs, but it does not give a participant any ownership rights in any assets. As at each date for payment of dividends on the ADSs, a participant’s Stock Account is credited with an additional number of ADSs (including fractional shares) equal in value to the dividends that would be payable on the number of ADSs recorded as a balance of the Stock Account as at the record date for such dividend.

A participant’s Credit Account is denominated in dollars. A participant can only elect to defer amounts to a Credit Account which are attributable to compensation he has elected to defer prior to 1 January

ScottishPower    73

2006. A Credit Account is credited with interest at the rate of Moody’s Intermediate Corporate Bond Yield for Aa rated Public Utility Bonds.

A participant’s Market Account is also denominated in dollars. The Market Account is adjusted by the gain or loss on specified investments chosen by the participant from a number available in the public market and chosen by the Committee administering the plan.

A participant’s deferrals in the accounts under the PPM Deferred Plan are paid to him either on his separation from service with his employer or on the payment date which the participant chose when making their deferral election. The total benefit payable to a participant is an amount equal to the total value of his accounts. Benefits payable to a participant from a Stock Account shall only be paid to the participant as a distribution of ADSs plus any cash due for fractional shares of ADSs.

On a change of control of PPM Energy, the plan may be terminated on written approval by participants with accounts constituting a majority of the aggregate balance of all the accounts in the PPM Deferred Plan at the time of the change of control.

On the closing of any merger, acquisition, share exchange, recapitalisation, reorganisation or any other transaction that causes ADSs to become unavailable to PPM Energy or to become impracticable for the purposes of providing benefits under the plan, the balance of each participant’s Stock Account shall be transferred to the Participant’s Credit Account or Market Account.

Elections to defer salary or stock awards for 2006 must have been made by 31 December 2005 and are only effective if the participant has consented to deferring amounts accrued under the PacifiCorp Compensation Reduction Plan into his Market Account.

The PPM Energy 401(k) Plan

This plan is a US 401(k) based qualified retirement plan for employees of PPM Energy. The Plan allows employees to save for retirement on a pre-tax basis up to statutory agreed limits. In addition, the Company will make matching contributions equal to 100% of the first 5% contributed by an employee. Both the employee and matching employer contributions are held in trust in individual accounts where employees are allowed to invest in a variety of savings vehicles. Employees’ accounts are portable and may be transferred, and in some circumstances, may be rolled over to other qualified plans, or retirement accounts, upon termination of employment.

10.     Major Interests in Shares

In so far as is known to the Company, as at 29 March 2006, (being the latest practicable date prior to the publication of this document), the following persons hold, directly or indirectly, interests (as defined in Part VI of the Companies Act) representing 3% or more of the issued share capital of the Company (on the basis of their holdings of Ordinary Shares as at 29 March 2006, the latest practicable date prior to the publication of this document):

	Number of shares	Percentage of issued share capital
Legal & General Investment Management	65,708,533	3.51
Capital Research and Management Company	65,325,935	3.49
Barclays plc	62,692,142	3.35
The Prudential Assurance Company	56,733,402	3.03

Save as disclosed above, the Company is not aware of any person who is, or will be, immediately following Admission, directly or indirectly, interested in 3% or more of the share capital of the Company.

74    ScottishPower

The Directors of the Company are not aware of any persons who could directly or indirectly, jointly or severally, exercise control over the Company.

None of the Company’s major Shareholders has different voting rights attached to the shares they hold in the Company.

11.    Material Contracts

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by members of the Group either within the two years immediately preceding the date of this document which are or may be material or which contain any provision under which any member of the Group has any obligations or entitlements which are or may be material to the Group as at the date of this document, save as disclosed below:

(a)	certain contracts summarised in ScottishPower’s circular to shareholders dated 30 June 2005 in connection with the sale of PacifiCorp (Part IV and paragraphs 6(a)(ii), (iii), (iv) and (v) of Part V of which are hereby incorporated by reference), being:

(i)	a Stock Purchase Agreement dated 23 May 2005 entered into between ScottishPower as Seller Parent, ScottishPower Holdings, Inc. as Seller and MidAmerican as Buyer. ScottishPower, ScottishPower Holdings, Inc. and MidAmerican entered into an amendment agreement to the Stock Purchase Agreement dated 21 March 2006 pursuant to which MidAmerican has agreed to release ScottishPower from indemnities and warranties other than those relating to corporate taxes and environmental issues in return for a $40 million reduction in certain payments due to be made by PacifiCorp to ScottishPower;

(ii)	an Indenture dated as of 21 March 2005 between ScottishPower and JP Morgan Chase Bank, N.A. as trustee and a First Supplemental Indenture dated as of 21 March 2005 between the same parties pursuant to which ScottishPower issued US$550,000,000 4.910% Notes due 2010, US$600,000,000 5.375% Notes due 2015 and US$350,000,000 5.810% Notes due 2025;

(iii)	a share sale and purchase agreement dated 1 June 2004 between (1) ScottishPower UK Holdings Limited as purchaser and (2) Damhead Energy Limited as vendor, pursuant to which ScottishPower UK Holdings Limited acquired the entire issued share capital of Damhead Creek Limited. ScottishPower UK Holdings Limited did not raise any warranty claims during the applicable period and accordingly the funds in escrow as referred to have now been released to the vendor;

(iv)	certain contracts described as being available for inspection in ScottishPower’s and ScottishPower UK’s offering circular in connection with their US$7 billion Debt Issuance Programme, each dated 10 February 2004;

(v)	certain contracts described as being available for inspection in ScottishPower’s and ScottishPower Finance (Jersey) Limited’s offering circular in connection with their US$700,000,000 4.00% Step-up Perpetual Subordinated Guaranteed Convertible Bonds dated 8 July 2003;

(b)	certain contracts summarised in ScottishPower’s circular dated 22 March 2002 relating to the sale of Aspen 4 Limited, the parent company of Southern Water plc (Part IV and paragraph 7(a)(ii) and (iii) of Part V of which is hereby incorporated by reference), being:

(i)	a share sale and purchase agreement between ScottishPower and First Aqua Limited dated 8 March 2002;

(ii)	an Implementation Agreement dated 18 January 2002 between (1) ScottishPower, (2) ScottishPower UK, (3) THUS and (4) THUS Group; and

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(iii)	a tax indemnity deed dated 18 January 2002 between ScottishPower Telecommunications Limited, Demon Internet Limited, The Call Centre Service Limited, The Information Service Limited, Watermark Games Limited, Megafone (UK) Limited, Lancastrian Holdings Limited, THUS, THUS Group, Scottish Power UK and ScottishPower; and

(iv)	the contracts described as being available for inspection in ScottishPower UK’s Information Memorandum dated 15 June 2001 relating to the issue by ScottishPower UK of 650,000,000 Australian Dollar Floating Rate Credit Wrapped Notes due 2011;

(c)	two Joint Venture Operating Agreements between Atlantic Renewable Projects LLC (a subsidiary of PPM Energy) and Horizon Wind Energy LLC, one of which was originally entered into (by predecessor entities) in 2000 and amended and restated in 2005 and 2006, and the other of which was entered into in 2003 and amended and restated in 2006. The Joint Venture Operating Agreements relate to the construction and operation of two wind turbine generation facilities in upstate New York, USA, Maple Ridge I (to be approximately 231 MW) and Maple Ridge II (to be approximately 91 MW). Maple Ridge I presently has approximately 198 MW constructed and is commencing a 33 MW expansion that is expected to be completed in 2006. Maple Ridge II is expected to be fully constructed during 2006. To date, payments totalling $167.8 million have been made by Atlantic Renewable Projects under these agreements with the balance of the capital commitments payable by Atlantic Renewable Projects (approximately $42.7 million for Maple Ridge I and approximately $63.7 million for Maple Ridge II) to be paid during the financial year 2006/07;

(d)	a Master Turbine Supply Agreement between General Electric Company and PPM Energy dated 2 September 2005, pursuant to which PPM Energy has entered into four separate Turbine Purchase Orders. In aggregate, the Purchase Orders represent an obligation to purchase wind turbines, at an aggregate purchase price of approximately $692.5 million. To date, payments totalling $140.0 million have been made under the contract with the balance of $552.5 million to be paid during the financial year 2006/07 and 2007/08;

(e)	a Multicurrency Revolving Credit Facility dated 20 December 2005, among ScottishPower, the Bank of Tokyo-Mitsubishi, Ltd., BNP Paribas and RBS (as mandated lead arrangers), the financial institutions named therein and RBS (as agent) with a maximum unsecured revolving amount of £500,000,000. The maximum amount matures on 20 December 2010. Interest on borrowed amounts varies and is based on LIBOR or EURIBOR plus a margin that may vary with the credit rating assigned to ScottishPower’s debt. As at 30 March 2006, the facility was uncancelled and undrawn. ScottishPower has given customary covenants in relation to the Credit Facility; and

(f)	a memorandum of understanding (the “Memorandum”) dated 2 February 2006 and made between ScottishPower Generation Limited, AMEC Group Ltd, Alstom Norway AS and Alstom Power Ltd in connection with the design and installation of a flue gas desulphurisation plant at Longannet power station for a price of approximately £170 million. The Memorandum incorporates industry-standard conditions for agreements of this nature and envisages that the parties will enter into a substantive contract by no later than 17 April 2006, or such later date as the parties may agree, failing which ScottishPower can require the counterparties to implement the contract created by the Memorandum. The agreement provides for damages, subject to a cap, to be payable upon late completion of the works, inadequate performance and unsatisfactory availability but also includes incentives for early completion of the works and for the delivery of the works at less than the target price. It provides that completion will occur in early 2009.

12.     Litigation

Save as disclosed below, no member of the Group is or has been engaged in, nor (so far as ScottishPower is aware) has pending or threatened by or against it, any governmental, legal or arbitration proceedings

76    ScottishPower

during the 12 months immediately preceding the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Group:

(a)	The California Public Utilities Commission (“CPUC”) and the California Electricity Oversight Board (“CEOB”) filed a complaint against PPM Energy under section 206 of the Federal Power Act. The claim, estimated to be around $100 million, is seeking reformation of unjust and unreasonable rates contained in a contract between PPM Energy and the California Department of Water Resources, following the price cap implemented by FERC on 19 June 2001, which sets a limit on the amount that could be charged for energy. The FERC summarily dismissed the CPUC/CEOB’s claims. CPUC/CEOB filed a petition for review of FERC’s decision in the 9th Circuit. The petition was heard in December 2004. A decision has not yet been issued by the Court. On appeal, PPM Energy has fully supported FERC’s dismissal of the complaint and will continue to rigorously defend against any reformation of the contract. It is not possible to comment on the ultimate outcome of this case, however FERC’s previous dismissal of the action indicates that it may be more likely than not that the contract will not be reformed. Were the contract to be reformed PPM Energy estimates that its potential exposure would be approximately $45 million, the difference between the contract price and the market price for power during the time at issue. PPM Energy has not reserved for any losses at this time; and

(b)	The Group seeks to manage its financial structure efficiently to reduce the overall tax burden on the business where practicable. HM Revenue & Customs and the Internal Revenue Service are reviewing the tax aspects of certain financing arrangements with ScottishPower Holdings, Inc. The Company considers that prudent provision for any relevant liabilities have been made. Although there is currently no litigation as regards those matters there can be no guarantee that, ultimately, those matters will not be litigated or that the provisions will prove to be adequate.

13.    Related Party Transactions

(a) Trading transactions and balances arising in the normal course of business

	Sales/(purchases) to/(from) other group companies during the period/year				Amounts due from/(to) other group companies as at period/year end
Type of related party	Period ended 28 Feb 2006 £m	Year ended 31 Mar 2005 £m	Year ended 31 Mar 2004 £m	Year ended 31 Mar 2003 £m	Period ended 28 Feb 2006 £m	Year ended 31 Mar 2005 £m	Year ended 31 Mar 2004 £m	Year ended 31 Mar 2003 £m
Sales by related party
Jointly controlled entities(i)	5.7	113.6	120.8	81.8	0.7	2.4	15.6	10.9

Purchases by related party
Jointly controlled entities	(0.2)	(86.9)	(61.1)	(37.3)	-	-	(8.1)	(4.1)
Jointly controlled operations	(35.1)	(42.3)	(32.9)	(24.8)	-	(5.5)	(2.0)	(5.0)
Subsidiary(ii)	-	-	-	(2.7)	-	-	-	(0.2)

During the period ended 28 February 2006, ScottishPower made management and similar charges to joint ventures of £0.5 million (year ended 31 March 2005 £0.5 million, year ended 31 March 2004 £0.4 million, year ended 31 March 2003 £0.1 million).

During the prior year ended 31 March 2005, ScottishPower Energy Retail acquired customers from N.E.S.T. Makers Limited, a jointly controlled entity, for £2.1 million (2004 £2.8 million, 2003 £nil).

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(i)	On 28 September 2004, the Group purchased the remaining 50% of Brighton Power Station; as a result it ceased to be a joint venture from this date. The sales and purchases for 2005 include those transactions between ScottishPower and Brighton Power Station for the period from 1 April 2004 to 27 September 2004.

(ii)	On 23 April 2002, the Group disposed of Southern Water, as a result it ceased to be a subsidiary from this date. The sales and purchases for 2003 represent those transactions between ScottishPower and Southern Water for the period from 24 April 2002 to 31 March 2003.

(b) Funding transactions and balances arising in the normal course of business

	Interest payable to other group companies during the period/year				Amounts due to other group companies as at period/year end
Type of related party	Period ended 28 Feb 2006 £m	Year ended 31 Mar 2005 £m	Year ended 31 Mar 2004 £m	Year ended 31 Mar 2003 £m	Period ended 28 Feb 2006 £m	Year ended 31 Mar 2005 £m	Year ended 31 Mar 2004 £m	Year ended 31 Mar 2003 £m
Jointly controlled entities	(0.5)	(0.6)	(2.0)	(2.0)	(11.0)	(10.6)	(38.8)	(40.2)
Jointly controlled operations	-	-	-	-	(2.0)	-	-	-

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.

During the period ended 28 February 2006, SP Distribution Limited provided funding of £0.9 million to Scottish Electricity Settlements Limited (“SESL”). The majority of the balance (£0.7 million) will be recovered in the year ending 31 March 2007 direct from ELEXON, the Balancing and Settlement Code Company, with the remaining £0.2 million recovered direct from SESL. SESL has ceased trading and is to be wound up.

(c) Remuneration of key management personnel

The unaudited remuneration of the key management personnel of the Group (which includes the Executive Team) is set out below.

The information in respect of the year ended 31 March 2006 is based on actual data up to 28 February 2006, with remuneration for the month of March 2006 estimated based on historical data. As a result, amounts disclosed below may differ from the actual amounts disclosed in the ScottishPower Annual Report & Accounts for the year ended 31 March 2006.

	2006 £m		2005 £m	2004 £m	2003 £m
Short-term employee benefits	4.5	*	7.3	5.7	4.8
Post employment employee benefits	2.9		1.9	1.6	0.9
Termination benefits	5.9	*	—	—	—
Share based payment**	2.3		1.5	0.7	—

	15.6		10.7	8.0	5.7

* In addition to the amounts shown above, each of the key management personnel will be considered for an annual bonus payment for the year to 31 March 2006. As at 30 March 2006 the Remuneration Committee has not determined the amount of any such bonus and, in accordance with normal practice, the Remuneration Committee will consider this in April 2006.

**The transitional provisions of IFRS 2 ‘Share-based payment’ requires a share-based payment charge to be recognised only for options issued after 7 November 2002. Accordingly, no share-based payment charge has been recognised for share options issued before 7 November 2002.

78    ScottishPower

14.    Working Capital

ScottishPower is of the opinion that, taking into consideration the Return of Cash in full, and having regard to the bank and other facilities available to the Group, the working capital available to the Group is sufficient for its present requirements, that is for at least the next 12 months from the date of this document.

15.    Significant Change

Other than the sale of PacifiCorp, which completed on 21 March 2006 and (i) in respect of which further information can be found in paragraph 1 of Part 7 of this document and (ii) the effect of which on the net assets of ScottishPower is shown in the pro forma statement in Part 6, there has been no significant change in the trading or financial position of the Group since 31 December 2005, being the date to which ScottishPower’s most recent financial statements were drawn up.

16.     UK withholding tax

Payments of dividends on the B Shares may be made without withholding or deduction for or on account of UK tax.

17.     Consents

UBS has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

Morgan Stanley has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

PwC has given and has not withdrawn its written consent to the inclusion in this document of its report set out in Part 6 and the references thereto in the form and context in which it appears.

18.    Securities law considerations in the United States relating to the B Shares

The B Shares resulting from the Reclassification have not been, and will not be, registered with the SEC under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(9) thereof.

B Shares resulting from the Reclassification should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and Shareholders whose Existing Ordinary Shares are reclassified into B Shares in the Reclassification (other than “affiliates” as described in the paragraph below) may resell the B Shares without restriction under the Securities Act.

A person whose Existing Ordinary Shares will be reclassified into B Shares pursuant to the Reclassification and who is an affiliate of ScottishPower prior to or after the Reclassification may not resell such B Shares without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) of the Securities Act or another applicable exemption from registration or in a transaction not subject to registration (including a transaction that satisfies the applicable requirements of Regulation S under the Securities Act). Whether a person is an affiliate of a company for purposes of the Securities Act depends on the circumstances but affiliates can include certain

ScottishPower    79

officers, directors and significant shareholders. Persons who believe they may be affiliates of ScottishPower should consult their own legal advisers prior to any sale of B Shares resulting from the Reclassification.

19.    Bases and sources of financial information

The financial information set out below and contained in this document has been extracted without material adjustment from the following:

(a)	the table of selected financial information for the nine months to 31 December 2005 and 31 December 2004 set out under “Selected Financial Information” in Part 1 on page 6 and under “Financial Highlights” in Part 4 on page 31 of this document is unaudited and has been extracted from ScottishPower’s most recent published quarterly results for the nine months to 31 December 2005;

(b)	the table of selected financial information for the years ended 31 March 2005, 2004 and 2003 set out under “Selected Financial Information” in Part 1 on page 7 and under “Financial Highlights” in Part 4 on page 32 of this document is audited and has been extracted from the Annual Report and Accounts 2004/05 and the Annual Report and Accounts 2003/04;

(c)	the figures contained in Part 3 on page 15 of this document under “Introduction” have been extracted from Note 10(b) of the published unaudited accounts for the three months to 30 June 2005;

(d)	the geographical percentage split of external revenue and operating profit contained within Part 3 on page 16 of this document under “Group Structure” is unaudited and has been extracted from ScottishPower’s financial records.

(e)	the table of dividend distributions per share for the Company for each of the quarters in the financial years ended 31 March 2005, 2004 and 2003 and for the nine months to 31 December 2005 set out in paragraph 18 of Part 3, “Dividend and dividend policy” on page 30 of this document has been extracted from the audited financial statements in each of the Annual Report and Accounts 2004/05 and the Annual Report and Accounts 2003/04; the published unaudited interim accounts for 2005/06, published unaudited interim accounts for 2004/05 and the published unaudited interim accounts for 2003/04; and each of the published unaudited quarterly accounts for 2005/06, the published unaudited quarterly accounts for 2004/05 and the published unaudited quarterly accounts for 2003/04;

(f)	the figures contained in Part 4 “Operating and Financial Review” on page 33 of this document on net capital investment have been extracted from the audited Annual Report and Accounts 2004/05, the Annual Report and Accounts 2003/04 and the Annual Report and Accounts 2002/03;

(g)	the figures contained in Part 4 on pages 33 to 34 of this document on external revenue, capital investment and group net assets are unaudited and have been extracted from the most recent published results for the nine months to 31 December 2005 and from ScottishPower’s financial records;

(h)	the figures contained in Part 4 on pages 36 to 37 of this document under “Financing” are unaudited and have been extracted from ScottishPower’s financial records;

(i)	the figures contained in Part 4 on page 38 of this document under “Cash Flow and Net Debt” are unaudited and have been extracted from the most recent published results for the nine months to 31 December 2005 and from ScottishPower’s financial records;

(j)	the figures contained in Part 4 on pages 39 to 40 of this document under “Capitalisation and Indebtedness” are unaudited and have been extracted from ScottishPower’s financial records; and

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(k)	the related party transaction figures set out in Part 8 on pages 75 to 76 of this document in respect of the years ended 31 March 2003, 31 March 2004 and 31 March 2005 are audited and have been extracted from the Annual Report and Accounts of ScottishPower for the years ended 31 March 2003, 31 March 2004 and 31 March 2005. All other information on related party transactions presented in 13(a), 13(b) and 13(c) is unaudited.

Where information is specified as being extracted from the Group’s Annual Report and Accounts, investors should read the whole of these documents and not just rely on the selected information.

20.    Documents available for inspection

Copies of the following documents may be inspected at the registered office of ScottishPower and at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS during usual business hours on any weekday (Saturdays and public holidays excepted) until Admission:

(a)	the Memorandum and Articles of Association of ScottishPower;

(b)	the audited consolidated accounts of the ScottishPower Group for the three years ended 31 March 2005;

(c)	the unaudited interim results of the ScottishPower Group for the nine months ended 31 December 2005;

(d)	the letter from PwC on the pro forma statement of net assets in Part 6;

(e)	the consent letters referred to in paragraph 17 above;

(f)	the Circular to Shareholders dated 31 March 2006; and

(g)	this document.

Dated 31 March 2006

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Part 9

Information Incorporated by Reference

Information incorporated by reference	Document reference	Page number in Prospectus
United Kingdom taxation in relation to the Return of Cash	Part 8 of the Circular to Shareholders	Page 14

Group’s financial condition and operating results for the financial 2002/03 year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 33 to 44)	Page 32

Group’s financial condition and operating results for the financial 2003/04 year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 34 to 49)	Page 32

Group’s financial condition and operating results for the financial 2004/05 year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 36 to 57)	Page 32

Group’s financial condition and operating results for the nine months ended 31 December 2005	ScottishPower’s nine month results statement 2005/06 (pages 1 to 8)	Page 32

Additional information on legislative and regulatory issues 2002/03 affecting the Group’s operations for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 19 to 26)	Page 33

Additional information on legislative and regulatory issues 2003/04 affecting the Group’s operations for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 17 to 24)	Page 33

Additional information on legislative and regulatory issues 2004/05 affecting the Group’s operations for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 21 to 27)	Page 33

Information on the regulatory and political business risks and litigation relating to ScottishPower for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 28 to 29)	Page 33

Information on the regulatory and political business risks and litigation relating to ScottishPower for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 28 to 29)	Page 33

Information on the regulatory and political business risks and litigation relating to ScottishPower for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 32, 73 to 75)	Page 33

82    ScottishPower

Information incorporated by reference	Document reference	Page number in Prospectus
Additional information on the Group’s employees for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 26 to 27)	Page 33

Additional information on the Group’s employees for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 8, 26 to 28)	Page 33

Additional information on the Group’s employees for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 11, 31 to 32)	Page 33

Property, plant and equipment of the Group for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 14 to 16, 18, 31 to 32)	Page 34

Property, plant and equipment of the Group for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 12 to 17, 31 to 32)	Page 34

Property, plant and equipment of the Group for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 15 to 18, 20 and 34 to 35)	Page 34

Additional information on environmental issues affecting the operations of the Group’s business for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 17, 24 to 26)	Pages 35 and 36

Additional information on environmental issues affecting the operations of the Group’s business for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 15 to 16, 24 to 26)	Pages 35 and 36

Additional information on environmental issues affecting the operations of the Group’s business for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 19, 27 to 31)	Pages 35 and 36

Group’s capital resources for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 35, 39, 42 to 44)	Page 36

Group’s capital resources for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 38, 46 to 49)	Page 36

Group’s capital resources for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 43, 53 to 57)	Page 36

Details of the Group’s liquidity and capital resource	Annual Report and Accounts 2004/05 (pages 53 to 57)	Page 36

Details of interest cover and fixed/floating ratios	Annual Report and Accounts 2004/05 (page 54)	Page 36
Balance sheet hedging activities and an analysis of historic cash flow and net debt	Annual Report and Accounts 2004/05 (pages 54 and 55)	Page 36

ScottishPower    83

Information incorporated by reference	Document reference	Page number in Prospectus

Group’s funding and treasury Policies	Annual Report and Accounts 2004/05 (pages 55 and 56)	Page 36

Impact on the Group’s treasury activities of IFRS in general and IAS39 in particular	Annual Report and Accounts 2004/05 (pages 67 to 70)	Page 36

Full details of the Group’s loans and other borrowings, including currencies in which cash and other cash equivalent are held and the maturity profile of borrowings	Annual Report and Accounts 2004/05 (note 20 on pages 129 to 134)	Page 36

Details of the control environment in which the Group’s treasury function operates together with the Group’s approach to risk management in treasury-related areas	Annual Report and Accounts 2004/05 (pages 79 to 80)	Page 36

Audited historical financial information of the Group for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (pages 70 to 130)	Page 41

Audited historical financial information of the Group for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (pages 85 to 146)	Page 41

Audited historical financial information of the Group for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 107 to 169)	Page 41

Accounts of ScottishPower audited by PricewaterhouseCoopers LLP for the financial year ended 31 March 2003	Annual Report and Accounts 2002/03 (page 131)	Page 41

Accounts of ScottishPower audited by PricewaterhouseCoopers LLP for the financial year ended 31 March 2004	Annual Report and Accounts 2003/04 (page 147)	Page 41

Accounts of ScottishPower audited by PricewaterhouseCoopers LLP for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (page 170)	Page 41

Unaudited historical financial information of the Group covering the nine months to 31 December 2005	Company’s Quarterly Report (Financial Statements at pages 9 to 12, notes to the accounts at pages 13 to 28 and the auditors review at page 29)	Page 41

A description of the B Shares and the Deferred Shares created pursuant to the Companies Act	Circular to Shareholders dated 31 March 2006 (pages 26 to 29)	Page 46
The Terms and Conditions of the Return of Cash	Circular to Shareholders dated 31 March 2006 (pages 12 to 21)	Page 46

84    ScottishPower

Information incorporated by reference	Document reference	Page number in Prospectus

Details of the conditions governing the Convertible Bonds and the procedure for conversion and exchange	Offering Circular for the Convertible Bonds dated 8 July 2003 (pages 15 to 53)	Page 50

Details of the period in which each of the current directors have served in his or her current position	Annual Reports and Accounts 2004/05 (pages 81 to 82)	Page 65

Details of the members and a summary of the terms of reference of ScottishPower’s Nomination Committee	Annual Reports and Accounts 2004/05 – Part 7 entitled “Report from Nomination Committee” (page 89)	Page 67

Details of the members and a summary of the terms of reference of ScottishPower’s Audit Committee	Annual Reports and Accounts 2004/05 – Part 8 entitled “Report from Audit Committee” (page 90)	Page 67

Certain material contracts in connection with the sale of PacifiCorp	ScottishPower’s Circular to Shareholders dated 30 June 2005 (Part IV and paragraphs 6(a)(i), 6(a)(ii), 6(a)(iii), 6(a)(iv) and 6(a)(v) of Part V)	Page 74

Certain material contracts in connection with the sale of Aspen 4 Limited	ScottishPower’s Circular dated 22 March 2002 (Part IV and paragraph 7(a)(ii) and (iii) of Part V)	Page 74

Certain material contracts available for inspection in connection to the issue by ScottishPower UK of 650,000,000 Australian Dollar Floating Rate Credit Wrapped Notes due 2011	ScottishPower UK’s Information Memorandum dated 15 June 2001 (Page 3)	Page 75

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Directors, Company Secretary, Registered Office and Advisers

Directors	Charles Miller Smith	(Chairman)
	Philip Bowman	(Chief Executive)
	Simon Lowth	(Executive Director, Finance and Strategy)
	Donald Brydon	(Non-Executive Director)
	Vicky Bailey	(Non-Executive Director)
	Euan Baird	(Non-Executive Director)
	Nolan Karras	(Non-Executive Director)
	Nick Rose	(Non-Executive Director)
	Nancy Wilgenbusch	(Non-Executive Diector)

Secretary	James Stanley

Registered and Head Office	1 Atlantic Quay, Glasgow G2 8SP

Joint Sponsors	UBS Investment Bank Morgan Stanley & Co. Limited

Legal Advisers	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS
Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Auditors	PricewaterhouseCoopers LLP Chartered Accountants Kintyre House 209 West George Street Glasgow G2 2LW

Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

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Part 10

Definitions

Admission	the admission of B Shares to the Official List becoming effective in accordance with the Listing Rules and the admission to trading of such shares on the London Stock Exchange’s main market for listed securities becoming effective in accordance with the rules of the London Stock Exchange

ADSs	American Depositary Shares, each representing four Existing Ordinary Shares

B Share Alternatives	the alternatives of the Single B Share Dividend, the Initial Repurchase Offer or the Future Repurchase Offers

B Share Continuing Dividend	the non-cumulative preferential dividend payable in relation to each B Share at a rate of 75% of 12 month LIBOR on the amount of £3.60 per B Share

B Shares	non-cumulative preference shares of 50 pence each in the capital of the Company

B Share Record Date	6 pm on 19 May 2006

Board or Directors	the board of directors of ScottishPower whose names are set out at paragraph 5(a) of Part 8 of this document

Business Day	a day (other than a Saturday, Sunday or public holiday) on which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are open for general business in London

Capital Reorganisation	the reorganisation of the Company’s share capital comprising the Reclassification and the Share Capital Consolidation

Circular to Shareholders	the circular to Shareholders, dated 31 March 2006 in respect of the Return of Cash

Companies Act	the Companies Act 1985, as amended

Company or ScottishPower	Scottish Power plc, registered in Scotland with company number SC193794

Convertible Bonds	US$700,000,000 4% step-up perpetual subordinated convertible bonds issued by ScottishPower Finance (Jersey) Limited convertible into fully paid 4% exchangeable redeemable preference shares of ScottishPower Finance (Jersey) Limited which are guaranteed by and which will be exchangeable immediately upon issue for Ordinary Shares

CREST	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the Operator (as defined in such regulations)

CRESTCo	CRESTCo Limited, the Operator of CREST

CREST Regulations	Uncertificated Securities Regulations 2001 (SI 3755/2001)

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Deferred Shares	the unlisted deferred shares, the rights and restrictions of which are set out in Part 7 of the Circular to Shareholders dated 31 March 2006

Deposit Agreement	the amended and restated deposit agreement between the Company and the Depositary dated 1 May 2001

Depositary	JPMorgan Chase Bank, N.A., 4 New York Plaza, New York, New York 10004, United States, as depositary under the Deposit Agreement

Existing ADSs	ADSs in existence prior to the Capital Reorganisation

Existing Ordinary Shares	issued ordinary shares of 50 pence each in the capital of the Company existing prior to the Capital Reorganisation

Extraordinary General Meeting/EGM	the Extraordinary General Meeting of the Company to be held at the Holiday Inn, Glasgow City-West, Bothwell Street, Glasgow G2 7EN at 10.30 am on 4 May 2006

FERC	Federal Energy Regulatory Commission

Final Repurchase Offer	the offers expected to be made by Morgan Stanley and UBS, each acting as agent for ScottishPower, to purchase B Shares on or about 29 May 2011 pursuant to which ScottishPower expects to purchase all of the B Shares outstanding on such date

Future Repurchase Offers	the offers expected to be made by Morgan Stanley and UBS, each acting as agent for ScottishPower, to purchase B Shares on or about 29 May in each of the years 2007 to 2011 (including the Final Repurchase Offer)

Group	Scottish Power plc and its subsidiaries

Initial Repurchase Offer	the initial offers by Morgan Stanley and UBS, acting as agent for ScottishPower, to purchase B Shares on 22 May 2006

ISIN	International Security Identification Number

LIBOR	the rate for 12 month deposits in pounds sterling which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11 am (London time) on the first Business Day of each B Share Dividend Calculation Period

Listing Rules	the listing rules made by the Financial Services Authority for the purposes of Part 6 of the Financial Services and Markets Act 2000, as amended

Lloyds TSB Registrars	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA

London Stock Exchange	London Stock Exchange plc

MidAmerican	MidAmerican Energy Holdings Company

Morgan Stanley	Morgan Stanley & Co. Limited

New ADSs	following the Capital Reorganisation, the new ADSs of the Company, each representing four New Ordinary Shares, issued under the Deposit Agreement

New Ordinary Shares	following the Capital Reorganisation, the new ordinary shares of 42 pence each in the capital of the Company

88    ScottishPower

Official List	the official list maintained by the UK Listing Authority for the purposes of Part 6 of the Financial Services and Markets Act 2000, as amended

Ordinary Shares	Existing Ordinary Shares or New Ordinary Shares, as the context may require

PacifiCorp	PacifiCorp, an Oregon corporation, previously owned by the Group and sold to ScottishPower on 21 March 2006

Pensions Regulator	the regulatory body for work-based pension schemes in the UK

PwC	PricewaterhouseCoopers LLP

PPM Energy	PPM Energy, Inc.

Prospectus	this document

Prospectus Rules	the rules made for the purposes of Part VI of FSMA in relation to offers of transferable securities to the public and the admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/1004

Reclassification	the reclassification of one in every three of the Existing Ordinary Shares held by a holder on the Record Date into one B Share in the manner set out in paragraph (a) of the first special resolution in the notice convening the EGM set out at the end of the Circular to Shareholders of the Company

Record Date	6 pm on 12 May 2006 (or such other time or date as the Directors may determine)

Repurchase Offer(s)	the Initial Repurchase Offer or the Future Repurchase Offers, as the context may require

Return of Cash	the transaction comprising the Capital Reorganisation and the B Share Alternatives

ScottishPower	Scottish Power plc, registered in Scotland with Company number SC193794

ScottishPower Share Schemes	the ScottishPower Employee Share Ownership Plan, the ScottishPower Sharesave Schemes, the ScottishPower Long Term Incentive Plan, the ScottishPower Executive Share Option Plan 2001, the PPM Energy, Inc. Non Qualified Deferred Compensation Plan, the PPM Energy 401(k) Plan and the Annual Incentive Plan Deferred Share Programme

SEC	US Securities and Exchange Commission

Securities Act	United States Securities Act of 1933 (as amended) and the rules and regulations promulgated thereunder

Share Capital Consolidation	the subdivision and consolidation of the Existing Ordinary Shares in the manner set out in paragraph (b) of the special resolution in the notice convening the EGM set out at the end of the Circular to Shareholders

Shareholders	holders of Existing Ordinary Shares, New Ordinary Shares, Existing ADSs, New ADSs and/or B Shares, as the context may require

Single B Share Dividend	the dividend of £3.60 per B Share

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Stock Purchase Agreement	a Stock Purchase Agreement dated 23 May 2005 entered into between ScottishPower as Seller Parent, ScottishPower Holdings, Inc. (formerly PacifiCorp Holdings, Inc.) as Seller and MidAmerican as Buyer for the sale and purchase of all of the common stock of PacifiCorp, as amended

UBS	UBS Limited

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UKLA or UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended

US or United States	the United States of America, its territories, possessions, any State of the United States of America and the District of Columbia

US Holders or Holder	Holders of ADSs or US holders of Existing Ordinary Shares

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